Confidentially submitted to the U.S. Securities and Exchange Commission on December 3, 2024. This draft registration statement has not been publicly filed with the SEC and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Camerry New Material Tech Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands	2200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Shouzhi Road, Songxia Town, Binhai Industrial Zone,
Changle District, Fuzhou City,
Fujian Province
People’s Republic of China, 350217
Tel: +86-0591-28762863
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Tel: +1 (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Huan Lou, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas New York, New York 10036 Tel: (212) 930-9700	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, Virginia 22182 Tel: (703) 919-7285
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED            , 2024
       Class A Ordinary Shares
This is the initial public offering (the “offering”) on a firm commitment basis of        class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) of Camerry New Material Tech Limited (the “Company” or “Camerry NMTL”), a Cayman Islands exempted company incorporated with limited liability whose principal place of business is in the People’s Republic of China (the “PRC”).
We expect that the initial public offering price will be between $       and $       per Class A Ordinary Share. Following the completion of a corporate and share capital reorganization and pre-IPO share sale in [November 2024], as of the date hereof, Camerry NMTL’s authorized share capital is $50,000, divided into 450,000,000 Class A Ordinary Shares of par value $0.0001 each and 50,000,000 class B ordinary shares of par value $0.0001 each (“Class B Ordinary Shares”), of which 9,987,911 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares are currently issued and outstanding. The shares and per share information in this prospectus are presented on a retroactive basis for the financial periods presented to reflect the aforementioned share capital reorganization.
Upon the completion of this offering, Camerry NMTL will have        Class A Ordinary Shares issued and outstanding, (or        Class A Ordinary Shares if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full), as well as 8,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share will be entitled to one (1) vote on all matters subject to a vote at general meetings of shareholders of Camerry NMTL, and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to a vote at general meetings of shareholders of Camerry NMTL. Each Class B Ordinary Share shall be convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares shall not be convertible into Class B Ordinary Shares under any circumstances. For more detailed description of risks related to the dual-class structure, please see “Risk Factors — Risks Related to This Offering and the Class A Ordinary Shares — The dual-class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders prior to the consummation of this offering, which will limit your ability to influence the outcome of important transactions, including a change in control.”.
Our executive officers Wenyu Lin and Yifan Zhang, will beneficially own 7,829,362 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares, representing in the aggregate     % of the total voting power of our issued and outstanding share capital immediately following the completing of this offering, assuming the underwriters do not exercise the option to purchase additional Class A Ordinary Shares. As such, Wenyu Lin and Yifan Zhang will control matters subject to a vote by our shareholders, and we will be a “controlled company” as defined under the Nasdaq listing rules. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page 10 for additional information.
We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” on page 9 for additional information.
No public market currently exists for our Class A Ordinary Shares. We intend to list the Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “CNMT”. This offering is contingent upon the final approval from Nasdaq for our listing on Nasdaq Capital Market. We will not proceed to consummate this offering if Nasdaq denies our listing. There is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq Capital Market. Further, there is no assurance that the offering will be closed and our Class A Ordinary Shares will be trading on Nasdaq Capital Market. We will not proceed to consummate this offering if Nasdaq denies our listing.

Camerry New Material Tech Limited, which we refer to as “Camerry NMTL”, the “Company,” or the “Cayman Islands holding company”, is a holding company with no material operations of its own, and conducts substantially all of its operations through Fujian Jiayi Chemical Fiber Co., Ltd., which we refer to as “Fujian Jiayi Chemical Fiber” or our “Operating Entity”. Camerry NMTL is the indirect holding company of Fujian Jiayi Chemical Fiber through other subsidiaries in our Group. The Class A Ordinary Shares offered in this offering are shares of Camerry NMTL, our Cayman Islands holding company, instead of shares of our Operating Entity. Investors in our Class A Ordinary Shares should be aware that they may never directly hold equity interests in our Operating Entity. Our PRC Entities were organized in the PRC and governed by the PRC laws. We do not have a variable interest entity (“VIE”) structure.
Recent statements by the PRC regulatory authorities have indicated an intent to strengthen the supervision of offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC regulatory authorities recently initiated a series of regulatory actions and made a number of public statements on the regulation of Chinese companies listed offshore, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and supporting guidance (collectively, the “Filing Rules on Overseas Listings”), which came into effect on March 31, 2023. The Filing Rules on Overseas Listings, among other things, stipulate that, after making relevant applications with overseas stock markets for initial public offerings or listings, all domestic companies shall file with the CSRC within three working days. Where a domestic company submits its application for initial public offering and listing overseas by secret or non-public means, it may submit explanations at the time of filing with the CSRC, apply to postpone the disclosure of the information, and shall report to the CSRC within three working days after the applications for offering and listing are submitted public overseas. After completing overseas offerings and listings, domestic companies shall report to the CSRC in accordance with the guidance. Domestic companies applying for overseas offerings and listings after March 31, 2023 shall file with the CSRC within three working days after submitting the application for listing overseas. Furthermore, on February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection Bureau and the National Archives Administration issued the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies” (the “Archives Rules”), which also came into effect on March 31, 2023. As is consistent with the Filing Rules on Overseas Listings, the Archives Rules apply to cover both direct and indirect overseas offering and listing, stipulating that a domestic company which plans to publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. According to the Filing Rules on Overseas Listings, we are required to file with the CSRC and obtain its approval to be listed on Nasdaq Capital Market. [We will submit a filing with the CSRC in connection with this offering within three working days after the submission and application with the SEC.] In addition, we are required to report the offering and listing status to the CSRC after our completion of this offering. If we fail to complete this offering within 12 months from the issuance date of the notification on our completion of the required filing procedures, and the offering is still under progress, we are required to update the filing materials and documents with the CSRC, which may take us additional time to comply with the filing requirements. We may also be required to file with the CSRC in connection with any of our future offering and listing in an overseas market, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, another equivalent offering activities. Since the Filing Rules on Overseas Listings and the Archives Rules were newly promulgated, and the interpretation and implementation are not very detailed, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all, in the future. There is a possibility that we may not be able to obtain or maintain the CSRC approval prior to the completion of this offering, and the offering will be delayed until we have obtained CSRC approval, which may take several months. If we complete the overseas offering and listing before CSRC approval is obtained, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other Chinese regulatory agencies may also require us, or make it advisable for us, to terminate this offering prior to closing. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary

Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Class A Ordinary Shares to significantly decline in value or become worthless. See “Risk Factor — Risks Related to Doing Business in China — If the PRC government were to impose new requirements for approval from the PRC authorities to issue our Class A Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” on page 31 of this prospectus, “Risk Factors — Risks Related to Doing Business in China — Because substantially all of our operations are in mainland China, our business is subject to the evolving laws and regulations there. The PRC regulatory authorities may strengthen the supervision of the conduct of our business and our operation, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares” on page 28 of this prospectus.
As of the date of this prospectus, there have been no material cash flow transactions between Camerry NMTL and its subsidiaries. In the future, cash proceeds from overseas financing activities, including this offering, may be transferred by Camerry NMTL to its subsidiaries via capital contribution or shareholder loans. Neither Camerry NMTL nor any of its subsidiaries has cash management policies which dictate the purpose, amount and procedure of cash transfers between the entities. Each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities. As a holding company, Camerry NMTL may rely on transfer of funds, dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements.
Cash proceeds raised from overseas financing activities, including the cash proceeds from this offering, may be transferred by us to our PRC Operating Entity, directly or indirectly through our BVI and Hong Kong subsidiaries and Fujian Jiamei, as capital contribution and/or shareholder loans. Any transfer of funds by us to our PRC Entities, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant regulatory authorities in China. Any foreign loans procured by our PRC Entities is required to be registered with the State Administration of Foreign Exchange in China (the “SAFE”) in its local branches and satisfy relevant requirements, and our PRC Entities may not procure loans which exceed the difference between its respective total project investment amount and registered capital or three times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC Entities. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC Entities are subject to the registration with State Administration for Market Regulation (“SAMR”) in its local branches, report submission to the Ministry of Commerce of China (the “MOFCOM”) in its local branches and registration with a local bank authorized by SAFE. Please see “Risk Factors — Risks Related to Doing Business in China — We must remit the offering proceeds to our PRC Operating Entity before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner,” on page 33 of this prospectus. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.
No dividends were declared or paid by Camerry NMTL or other members of the Group for the years ended March 31, 2023 and 2024. We intend to keep any future earnings to re-invest in and finance the expansion of the business of our PRC Subsidiaries, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors immediately following the consummation of this offering. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profits of the company or its share premium account or a combination of both, provided that a dividend may not be paid out of the company’s share premium account if, following the date on which the dividend is proposed to be paid, the company would be unable to pay its debts as they fall due in the ordinary course of business.
In order for us to pay dividends to our shareholders, as a holding company, unless Camerry NMTL receives proceeds from future offerings, Camerry NMTL will be dependent on receipt of funds from our BVI and Hong Kong subsidiaries and Fujian Jiamei, which will be dependent on receipt of payments from our PRC Operating Entity. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong without completion of relevant foreign exchange formalities, due to the compliance requirement by PRC regulatory authorities which may limit our ability to transfer funds abroad, pay dividends or make distribution. The PRC regulatory authorities have taken a series of measures to regulate the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Furthermore, if our PRC Entities incur debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments and our cash and financing requirement may not be fully satisfied.
In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by companies in mainland China to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident. Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. As of the date of this prospectus, there are no laws nor regulations governing exchange control in the BVI.
Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets and may be delisted from Nasdaq under the Holding Foreign Companies Accountable Act (the “HFCA Act”) and the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for two consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 (“Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. Our auditor, Onestop Assurance PAC, is headquartered in Singapore, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act. See “Risk Factors — Risks Related to Doing Business in China — The Holding Foreign Companies Accountable Act and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China” at page 38 of this prospectus for more information.
Camerry NMTL is a Cayman Islands exempted company and conduct substantially all of its operations in China, and all of our assets are located in China. In addition, all of our other directors and officers are nationals or residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. See “Risk Factors — Risks Related to Our Business and Industry — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us in China, Hong Kong or other foreign jurisdictions, and the ability of U.S. authorities to bring actions in foreign jurisdictions may also be limited,” on page 36 of this prospectus.
This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

	Per Class A Ordinary Share	Total
Initial public offering price(1)	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds, before expenses, to us(3)	$	$

(1)
Initial public offering price per share is assumed as $      per share, which is the midpoint of our estimated initial public offering price range per share. The table above assumes that the underwriters do not exercise their over-allotment option.

(2)
An underwriting discount equal to 7.0% of the offering price will be provided to underwriters. See “Underwriting” beginning on page 147 of this prospectus for additional disclosure regarding underwriting compensation payable by us.

(3)
The total estimated expenses related to this offering are set forth in the section entitled “Underwriting —Discounts, Commissions and Expenses” beginning on page 147 of this prospectus.

We have granted the underwriters an option, exercisable for forty-five (45) days following the effective date of this prospectus, to purchase up to an additional fifteen percent (15%) of the Class A Ordinary Shares offered in this offering on the same terms to cover over-allotments, if any.
The underwriters are selling        Class A Ordinary Shares in this offering on a firm commitment basis. The underwriters expect to deliver the Class A Ordinary Shares against payment in U.S. dollars to purchasers on or about       .
Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus dated    ,

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Class A Ordinary Shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A Ordinary Shares.
We have not taken any action to permit a public offering of the Class A Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A Ordinary Shares and the distribution of this prospectus or any filed free writing prospectus outside the United States.
This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from

i

sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.
This prospectus may contain additional trademarks, service marks and trade names of others. Such trademarks, service marks and trade names are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.
Until             (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

CERTAIN CONVENTIONS IN THIS PROSPECTUS
•
“AHFCAA” refers to the Accelerating Holding Foreign Companies Accountable Act;

•
“Articles” refers to our amended and restated articles of association that will be adopted prior to our listing on Nasdaq;

•
“BVI” refers to the British Virgin Islands;

•
“Camerry BVI” refers to Camerry New Material Tech Limited, our subsidiary which is a BVI business company incorporated with limited liability and a subsidiary within our Group;

•
“Camerry HK” refers to Camerry New Material Tech Limited, our subsidiary which is a Hong Kong company incorporated with limited liability and a subsidiary within our Group;

•
“Camerry NMTL,” “the Company” and “Cayman Islands holding company” refers to Camerry New Material Tech Limited, a Cayman Islands exempted company incorporated with limited liability;

•
“CAC” refers to the Cyberspace Administration of China;

•
“China” or the “PRC” refers to the People’s Republic of China; “mainland China” refers to mainland of the People’s Republic of China, for the purposes of this prospectus only, excluding Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region; in this prospectus, any PRC laws, rules, regulations, statutes, notices, circulars and court’s judicial interpretation or the like refer to those promulgated by any legislative body, judicial body or government authority of mainland China and currently in force as of the date of this prospectus;

•
“Class A Ordinary Shares” refers to the Class A ordinary shares, par value $0.0001 per share of Camerry NMTL, entitled to one (1) vote on all matters subject to a vote at general meetings of shareholders of Camerry NMTL;

•
“Class B Ordinary Shares” refers to the Class B ordinary shares, par value $0.0001 per share of Camerry NMTL entitled to fifteen (15) votes on all matters subject to a vote at general meetings of shareholders of Camerry NMTL;

•
“Companies Act” refers to the Companies Act (as Revised) of the Cayman Islands;

•
“CSRC” refers to the China Securities Regulatory Commission;

•
“DTY” refers to draw textured yarn;

•
“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•
“Fujian Jiayi Chemical Fiber” refers to Fujian Jiayi Chemical Fiber Co., Ltd., our subsidiary which is a company incorporated in the PRC;

•
“HFCA Act” refers to the Holding Foreign Companies Accountable Act;

•
“M&A Rules” refers to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China;

•
“MOFCOM” refers to the Ministry of Commerce of China;

•
“Negative List” refers to the Special Administrative Measures for the Access of Foreign Investment (Negative List);

•
“NDRC” refers to the National Development and Reform Commission of China;

•
“NPC” refers to the National People’s Congress of China;

•
“Operating Entity” or “PRC Operating Entity” refer to Fujian Jiayi Chemical Fiber;

•
“PRC Entities” and “PRC Subsidiaries” refer to Fujian Jiayi Chemical Fiber (or our Operating Entity) and Fujian Jiamei;

•
“Fujian Jiamei” refer to Jiamei New Material Tech (Fujian) Co., Ltd., our subsidiary which is a company incorporated in the PRC and a subsidiary within our Group;

•
“POY” refers to pre-oriented yarn;

•
“RMB,” “Renminbi” or “yuan” refers to the legal currency of China;

•
“SAFE” refers to State Administration of Foreign Exchange in China;

•
“SAFE Circular 19” refers to the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises;

•
“SAFE Circular 37” refers to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles;

•
“SAIC” refers to State Administration for Industry and Commerce in China and currently known as State Administration for Market Regulation;

•
“SAT” refers to PRC State Taxation Administration;

•
“SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation;

•
“SCNPC” refers to the Standing Committee of the National People’s Congress of China;

•
“SEC” refers to the United States Securities and Exchange Commission;

•
“shares”, “Shares” or “Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares of Camerry New Material Tech Limited, par value $0.0001 per share;

•
“U.S. dollars,” “dollars,” “USD,” “US$” or “$” refers to the legal currency of the United States;

•
“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•
“We,” “us,” “our” and “our Group” refers to Camerry New Material Tech Limited, a Cayman Islands exempted company incorporated with limited liability, and its subsidiaries, unless the context otherwise indicates;

As of the date of this prospectus, the Company has an authorized share capital of $50,000, divided into 450,000,000 Class A Ordinary Shares of par value $0.0001 each and 50,000,000 Class B Ordinary Shares of par value $0.0001 each, of which 9,987,911 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares are currently issued and outstanding prior to this offering. The shares and per share information in this prospectus are presented on a retroactive basis for the financial periods presented, to reflect the share capital reorganization and pre-IPO share sale in [November 2024].

PROSPECTUS SUMMARY
This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying Class A Ordinary Shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements. Unless otherwise stated, all references to “us,” “our,” “we,” “our Group” and similar designations refer to Camerry New Material Tech Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its consolidated subsidiaries.
OVERVIEW
We are a professional manufacturer of customized nylon filament products, committed to providing multifunctional, environmentally friendly, non-standard customized elastic nylon new material products. Operating through our main operating subsidiary, Fujian Jiayi Chemical Fiber in the PRC, we specialize in the research and development and manufacture of elastic nylon functional yarn. Our Group was founded in July 1999 and our premises are located in Songxia Town, Changle District, Fuzhou City, Fujian Province, China’s famous “Lace Town”. Our PRC subsidiary has a registered capital of RMB95 million and our facilities have a total construction area of approximately 37,000 square meters, equipped with comprehensive manufacturing facilities and employee residential facilities. Our primary production equipment are imported from abroad, such as our German-made Oerlikon Barmag fully computer-controlled spinning and winding equipment production line, our German-made Oerlikon Barmag fully computer-controlled texturing equipment and our Italian-made RPR-branded fully computer-controlled texturing machine. As of September 30, 2024, we employ 76 employees in China.
Since 2012, we began to actively explore and seek technological innovation in our products, and gradually realize the transformation and upgrading of our products. Our professional R&D and production teams have successively developed and mass-produced a series of nylon filament products with specific functions, such as our copper-infused antibacterial and antiviral nylon yarn, halogen-free and droplet-free flame-retardant nylon yarn, heat insulating and heat-storage nylon filament, far-infrared thermal insulation nylon yarn, graphene nylon filament, as well as our environmentally friendly and biodegradable corn nylon filament.
At the same time, we also participate actively in large-scale international exhibitions and seminars. On one hand, this increases our brand awareness and market presence, and on the other hand it also provides us with timely updates on market developments in the textile industry and provide downstream customers with high-quality products and comprehensive services. Since 2016, we have expanded our sales reach to overseas markets, and we now export to various overseas textile markets, such as the United States, Italy, Canada, Belgium, Poland, Colombia, Czech Republic, South Korea, India, Vietnam, Pakistan, Bangladesh, India, Sri Lanka, Mexico, and Turkey.
As a testament to the quality of our products and services, we have won various honorary titles, such as the “National High-tech Enterprise”, “Fujian Science and Technology Little Giant Leading Enterprise”, “Fujian High-tech Enterprise”, “Fujian Famous Trademark”, and “Fujian Famous Brand Product” awards.
Our main nylon products can be divided into four segments, (i) primary POY products, (ii) common DTY products, (iii) functional and customized DTY products, and (iv) lace, fabric and others. Our primary POY products segment comprise the making of POY (pre-oriented yarn), which is the basic material used to produce various other derivative nylon products. Our common DTY products segment comprises DTY (Drawn Textured Yarn), which is a traditional nylon stretch yarn for general apparel manufacture without special functionalities. Our functional and customized DTY products segment refers to our production of nylon filament with specialized and tailor-made functions, with the use of different process designs, parameter settings and process adjustments combined with on-site production conditions calibrated to meet our customers’ procurement requirements. Our nylon filament products can be used in a wide variety of downstream products, spanning from clothing to household textiles and medical apparel. Our sales of lace, fabric and related products commenced in 2022. We primarily contract with third party manufacturers to produce our lace and fabric products for onward sale to our own customers.
OUR COMPETITIVE STRENGTHS
We believe the following are our key strengths which can help to distinguish us from our competitors:
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We have a top-notch R&D team and possess cutting-edge industry technology in our domain, and we occupy a differentiated position in the field of functional specialty products.

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Our emphasis on unique technological innovation and continuous process optimization differentiates our competitive advantages.

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Our focus is centered on the personalized needs of customers, exploration of diversified markets and enriching the variety of downstream application product categories.

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We have grown a reputable award-winning brand and cultivated a deep customer network.

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We are strategically located in a professional textile industry hub in China.

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We will continue to differentiate our products and focus on the future potential of green, low-carbon, and recycled nylon.

OUR GROWTH STRATEGIES
We believe the following key pillars will form our growth strategy to lead us to new and greater heights:
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We will continue our focus on R&D investment and further deepen university-enterprise cooperation.

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We shall sustain our commitment to solving industry problems and develop high value-added products.

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By epitomizing our “customer-centric” values, we deeply explore and guide customer needs and respond in a timely manner to provide customers with customized products.

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We are committed to promoting sustainable development and provide customers with better products to achieve their ESG goals.

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We shall continuously optimize our own product structure, make full and effective use of our production capacity, expand our network of high-end customers and end product customer groups, and further grow our profitability.

OUR CORPORATE STRUCTURE
Camerry NMTL is an exempted company incorporated with limited liability under the laws of the Cayman Islands on August 8, 2024 with operations conducted through primarily our Operating Entity, Fujian Jiayi Chemical Fiber, which was incorporated in July 1999.

We do not have a VIE structure. The following diagram illustrates our corporate structure and our subsidiaries as of the date of this prospectus:
For more detail on our corporate history please refer to “Corporate History and Structure” on page 70 of this prospectus.
OVERVIEW OF REGULATORY DEVELOPMENTS
Certain Risks and Limitations Related to Doing Business in China
Because substantially all of our operations are in mainland China, our business is subject to evolving laws and regulations. The PRC regulatory authorities may exercise strengthen the supervision of the conduct of our business, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. PRC laws and regulations governing our current business operations may be revised from time to time. There are significant liquidity and enforcement risks related to our Class A Ordinary Shares. There are substantial revisions from time to time regarding the interpretation and application of PRC laws and regulations, which could have a material adverse effect on us and our investors. See “Risk Factors — Risks Related to Doing Business in China — Because substantially all of our operations are in mainland China, our business is subject to the evolving laws and regulations there. The PRC regulatory authorities may strengthen the supervision of the conduct of our business and our operation, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares,” starting on page 28, “— If the PRC government were to impose new requirements for approval from the PRC authorities to issue our Class A Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” starting on page 31.
There are significant enforcement risks related to our Class A Ordinary Shares. It may be difficult for you to effect service of process or the U.S. courts judgments obtained in U.S. courts upon us or our directors and officers, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there may be uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us in China, Hong Kong or other foreign jurisdictions, and the ability of U.S. authorities to bring actions in foreign jurisdictions may also be limited,” on page 36.

There are significant liquidity risks related to our Class A Ordinary Shares and certain limitations on our ability to transfer cash between our PRC Entities and our non-PRC entities. In order for us to pay dividends to Camerry NMTL’s shareholders, we may rely on the distribution of profits of the PRC Operating Entity to Fujian Jiamei, and then to our BVI and Hong Kong subsidiaries, and to Camerry NMTL. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong without completion of relevant foreign exchange formalities, due to the compliance requirement by PRC regulatory authorities which may limit our ability to transfer funds abroad, pay dividends or make distribution. See “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.” on page 33 of this prospectus. Furthermore, if our PRC Entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by companies in mainland China to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident. See “Prospectus Summary — Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries” starting on page 6 of this prospectus, “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our entities is subject to restriction.” on page 32 and “Prospectus Summary — Summary of Significant Risk Factors — Risks Related to Doing Business in China — We may remit the offering proceeds to our PRC Operating Entity before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.” on page 33 of this prospectus, “Risk Factors — Risks Related to Our Corporate Structure — The transfer of funds, dividends and other distributions between us and our entities is subject to restriction.” on page 32. In addition, any transfer of funds by us to our PRC Entities, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant regulatory authorities in China. Any foreign loans procured by our PRC Entities is required to be registered with SAFE in its local branches and satisfy relevant requirements, and our PRC Entities may not procure loans which exceed the difference between its respective total project investment amount and registered capital or three times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC Entities. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC Entities are subject to the registration with State Administration for Market Regulation in its local branches, report submission to the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE.
Approvals from PRC Authorities to Conduct Our Operations and Issue Class A Ordinary Shares to Foreign Investors
Our operations in the PRC are governed by PRC laws and regulations. As of the date of this prospectus, we have received the approvals from the PRC government authorities for our business operations currently conducted in the PRC. In addition, our PRC legal counsel, Jingtian & Gongcheng, has advised us that, as of the date of this prospectus, based on its understanding of the current PRC laws, regulations and rules, our offering will be identified as an indirect overseas offering and listing under the Filing Rules on Overseas Listings and we shall go through the filing procedures with the CSRC before the overseas offering and listing.
However, we are subject to the risks of possibility of any future actions of the PRC government in this regard, including the risk that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors. These adverse actions could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on a U.S. exchange and would likely cause the value of our securities to significantly decline or become worthless.
Recently, the PRC regulatory authorities initiated a series of regulatory actions and made a number of public statements on the regulation of Chinese companies listed offshore, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant regulatory authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.
On December 28, 2021, the Cyberspace Administration of China (the “CAC”), jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review. Any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Our business does not rely on the collection of user data or implicate cybersecurity and we do not possess more than one million users’ individual information, therefore we are not subject to a cybersecurity review under the Measures for Cybersecurity Review (2021). However, as to how the Cybersecurity Review Measures will be interpreted or implemented in the future, it depends on the relevant laws and regulations in effect at that time.
Notwithstanding the foregoing, on February 17, 2023, the CSRC issued the Filing Rules on Overseas Listings, which came into effect on March 31, 2023. The Filing Rules on Overseas Listings aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markets. The Filing Rules on Overseas Listings, among other things, stipulate that, after making relevant applications with overseas stock markets for initial public offerings or listings, all domestic companies shall file with the CSRC within three working days. Where a domestic company submits its application for initial public offering and listing overseas by secret or non-public means, it may submit explanations at the time of filing with the CSRC, apply to postpone the disclosure of the information, and shall report to the CSRC within three working days after the applications for offering and listing are submitted public overseas. After completing overseas offerings and listings, domestic companies shall report to the CSRC in accordance with the guidance. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from the primary regulator of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) prospectus or listing documents. In addition, overseas offerings and listings may be prohibited for such domestic companies when any of the following applies: (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (3) if, in the past three years, the domestic companies, controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (4) if the domestic companies are under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations, and no clear conclusion has been reached; (5) if there is a material ownership dispute over the equity held by the controlling shareholder or the shareholder subject to the controlling shareholder or de facto controllers. We do not believe any of the five prohibited situations aforementioned applies to us. The Filing Rules On Overseas Listings further stipulate that a fine between RMB1 million and RMB10 million may be imposed if an applicant fails to fulfil the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Filing Rules on Overseas Listings.
Furthermore, on February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection Bureau and the National Archives Administration issued the Archives Rules, which also came into effect on March 31, 2023. The Archives Rules apply to cover both direct and indirect overseas offering and listing, stipulating that a domestic company which plans to publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.
Since the Filing Rules on Overseas Listings and the Archives Rules were newly promulgated, and the interpretation and implementation are dependent on the relevant laws and regulations in effect at that time, we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all, in the future. There is possibility that we may not be able to obtain or maintain the approval prior to the completion of this offering, and the offering will be delayed until we have obtained CSRC approval, which may take several months. If we complete the overseas offering and listing before CSRC approval is obtained, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other Chinese regulatory agencies may also require us, or make it advisable for us, to terminate this offering prior to closing. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Class A Ordinary Shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China — If the PRC government were to impose new requirements for approval from the PRC authorities to issue our Class A Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” on page 31 of this prospectus.
Dividend Distributions or Assets Transfer among the Holding Company and Its Subsidiaries
Camerry NMTL is a holding company with no material operations of and does not generate any revenue of its own. We currently conduct substantially all of our operations through our PRC Operating Entity. We are permitted under PRC laws and regulations to provide funding to our PRC Entities only through loans or capital contributions, and only if we satisfy the applicable regulatory authorities’ registration and approval requirements. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC Entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” on page 34 of this prospectus.
Neither we nor our subsidiaries have cash management policies dictating how funds are transferred, and each entity needs to comply with applicable laws or regulations with respect to transfer of funds, dividends and distributions with other entities.
No dividends were declared or paid by Camerry NMTL or our Group entities for the years ended March 31, 2023 and 2024. We intend to keep any future earnings to re-invest in and finance the expansion of the business of our PRC Operating Entity, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors immediately following the consummation of this offering. For a summary of our condensed schedule and the financial statements, see page 16 of this prospectus for “Summary Financial and Operating Data — Summary Statements of Operations and Comprehensive Income Data.”
Cash proceeds raised from overseas financing activities, including the cash proceeds from this offering, may be transferred by us to our PRC Operating Entity, directly or indirectly through our BVI and Hong

Kong subsidiaries and Fujian Jiamei, as capital contribution and/or shareholder loans. Any transfer of funds by us to our PRC Entities, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant regulatory authorities in China. Any foreign loans procured by our PRC Entities is required to be registered with the SAFE in its local branches and satisfy relevant requirements, and our PRC Entities may not procure loans which exceed the difference between its respective total project investment amount and registered capital or three times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC Entities. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC Entities are subject to the registration with State Administration for Market Regulation (“SAMR”) in its local branches, report submission to the MOFCOM in its local branches and registration with a local bank authorized by SAFE. Please see “Risk Factors — Risks Related to Doing Business in China — We may remit the offering proceeds to our PRC Operating Entity before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner,” on page 33 of this prospectus. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.
Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profits of the company or its share premium account or a combination of both, provided that a dividend may not be paid out of the company’s share premium account if, following the date on which the dividend is proposed to be paid, the company would be unable to pay its debts as they fall due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, unless Camerry NMTL receives proceeds from future offerings, we will be dependent on receipt of funds from our PRC Operating Entity directly or through our BVI and Hong Kong subsidiaries or through Fujian Jiamei.
Our PRC Entities’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC Entities to pay dividends only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, PRC Entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Each of such similar entity in China may also set aside a portion of its after-tax profits to fund an optional reserve, although the amount to be set aside, if any, is determined at the discretion of such entity’s shareholder. The reserves can be used to increase the registered capital, cover losses made in past years and enhance the company’s productivity and expand its business.
The PRC regulatory authorities have taken a series of measures to regulate the conversion of RMB into foreign currencies and the remittance of currencies out of the mainland China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Further, if any of our PRC Entities incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments.
Our PRC Entities generate and retain cash generated from operating activities and re-invests it in our business. As of the date of this prospectus, our PRC Entities have not paid any dividends to the offshore companies.
Based on our understanding of the Hong Kong laws and regulations, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the mainland China, except transfer of funds involving money laundering and criminal activities). Based on our understanding of the BVI laws and regulations, as of the date of this prospectus, there is no restriction on the transfer of capital within, into and out of BVI. Please see “Risk Factors — Risks Related to Doing Business in China — To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong,” on page 33 of this prospectus; “— PRC regulation of loans and direct investment by offshore holding companies to PRC Entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” on page 34 of this prospectus; “— We may rely on dividends and other distributions on equity paid by our PRC Entities to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Entities to make payments to us could have a material and adverse effect on our ability to conduct our business,” on page 37 of this prospectus; and “— Governmental management of currency conversion may limit our ability to use our revenues effectively, the ability of our PRC Subsidiaries to obtain financing and affect the value of your investment,” on page 37 of this prospectus.
Cash dividends, if any, on our Ordinary Shares will be paid in United States dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10.0%.
Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC company. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong company must be the beneficial owner of the relevant dividends; and (b) the Hong Kong company must directly hold no less than 25% of share ownership in the PRC company during the twelve (12) consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong company must obtain a tax resident certificate from the Hong Kong tax authority to enjoy the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC Entities to its immediate holding company, Fujian Jiamei. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders,” on page 42 of this prospectus.
Implications of the Holding Foreign Companies Accountable Act
In June 2021, the Senate passed the AHFCAA, which reduced the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. If our auditor cannot be inspected by the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of such jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer and our securities may be delisted from Nasdaq.
Our auditor, Onestop Assurance PAC, the independent registered public accounting firm of the Company, is headquartered in Singapore. Onestop Assurance PAC is subject to PCAOB inspections on a regular basis. Therefore, we believe our auditor is not subject to the PCAOB’s determinations as to any inability to inspect or investigate registered public accounting firms. Notwithstanding the forgoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act ultimately result in a determination by a securities exchange such as Nasdaq to delist the Company’s securities. See “Risk Factors — Risks Related to Doing Business in China — The Holding Foreign Companies Accountable Act and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China” starting on page 38 of this prospectus.
Implications of Being an Emerging Growth Company
As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include, but are not limited to:
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being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

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reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.
We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur as of the end of our fiscal year if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.
Implications of Being a Foreign Private Issuer
We are incorporated in the Cayman Islands, and more than 50% of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:
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we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

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for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

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we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

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we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•
we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•
we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company
Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq listing rules because Wenyu Lin and Yifan Zhang, our executive officers, will beneficially own     % of our total issued and outstanding Class A Ordinary Shares immediately following the completion of this offering, assuming the underwriter does not exercise the option to purchase additional Class A Ordinary Shares. Accordingly, we may be deemed to be a “controlled company” under Nasdaq Marketplace Rule 5615(c). For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:
•
an exemption from the rule that a majority of our board of directors must be independent directors;

•
an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•
an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

We are relying on the “foreign private issuer” exemption under the Nasdaq rules. We may rely on the “controlled company” exemption in the future. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
SUMMARY OF RISK FACTORS
Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”
Risks Related to Our Business and Industry
Risks and uncertainties related to our business and industry, beginning on page 18 of this prospectus, include, but are not limited to, the following:
•
A decline in downstream product sales by our customers could reduce our sales and harm our profitability, thereby making it more difficult to successfully achieve our business goals.

•
Our operating results are highly dependent on the apparel industry, and if we do not respond successfully to changes in consumer trends and customer demands, our operating results could be materially and adversely affected.

•
The nature of our business which is tied to demand for consumer spending could result in operating losses during economic fluctuations.

•
The nylon fabric production market is highly competitive, and we may not be successful in competing in this industry.

•
We generally do not enter into long-term contracts with our customers, which exposes us to uncertainty and potential volatility with respect to our revenue from period to period.

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We are and will continue to be under continuous pressure from our customers and competitors to reduce the price of our products, which could adversely affect our growth and profit margins.

•
We depend on a few key garment manufacturers for a substantial portion of our sales and loss of, or a significant reduction in, sales to any of them could significantly reduce our revenues.

•
We are dependent on our suppliers. Timely delivery of orders is needed to meet the requirements of our customers, and a shortage of materials or components can disrupt the production of our products.

•
Our operating results may be adversely affected by increases in the prices of nylon 6 chips, POY and crude oil.

Risks Related to Our Corporate Structure
Risks and uncertainties related to our corporate structure, beginning on page 26 of this prospectus, include, but are not limited to, the following:
•
Our existing shareholders own a majority of our outstanding Class A Ordinary Shares, and will own continue to own a majority of our outstanding Class A Ordinary Shares immediately after the completion of this offering.

•
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•
You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

•
The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Risks Related to Doing Business in China
Our PRC Operating Entity is based in mainland China and the majority of our operations are conducted in China by our PRC Operating Entity, so we face risks related to doing business in China in general, including, but not limited to, the following:
•
Because substantially all of our operations are in mainland China, our business is subject to the evolving laws and regulations there. The PRC regulatory authorities may strengthen the supervision of the conduct of our business and our operation, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

•
The PRC regulatory authorities may strengthen the supervision of offerings that are conducted overseas, which changes could limit our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline.

•
Non-compliance with labor-related laws and regulations of the PRC and increases in labor costs in the PRC may have an adverse impact on our financial condition and results of operation.

•
If the PRC government were to impose new requirements for approval from the PRC authorities to issue our Class A Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•
The transfer of funds, dividends and other distributions between us and our entities is subject to restriction.

•
To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.

Risks Related to This Offering and the Class A Ordinary Shares
In addition to the risks described above, we are subject to general risks and uncertainties related to our Class A Ordinary Shares and this offering, including, but not limited to, the following:

•
The dual-class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders prior to the consummation of this offering, which will limit your ability to influence the outcome of important transactions, including a change in control.

•
There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell the Class A Ordinary Shares at or above the price you paid, or at all.

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The market price for the Class A Ordinary Shares may be volatile.

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Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

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Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

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Certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

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We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

•
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

•
As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

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If we are listed on the Nasdaq Capital Market and our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.

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We have not finally determined the use of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

Corporate Information
Our principal executive offices are located at Shouzhi Road, Songxia Town, Binhai Industrial Zone, Changle District, Fuzhou City, Fujian Province, China 350217. Our telephone number at this address is +86-0591-28762863. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.
Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.jiayinylon.com. The information contained on our website is not a part of this prospectus.
Notes on Prospectus Presentation
This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:
	For the Year Ended March 31, 2024	For the Year Ended March 31, 2023
Period Ended USD: RMB exchange rate	7.2203	6.8676
Period Average USD: RMB exchange rate	7.1671	6.8516
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For clarification, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our CEO and Chairman will be presented as “Wenyu Lin,” even though, in Chinese, Wenyu Lin’s name is read as “Lin Wenyu”.
We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the sources listed above, our internal research and our knowledge of the PRC nylon filament industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

THE OFFERING
Issuer
Camerry New Material Tech Limited, an exempted company incorporated in the Cayman Islands with limited liability
Securities Being Offered
       Class A Ordinary Shares (or        Class A Ordinary Shares if the underwriters exercise their over-allotment option in full), on a firm commitment basis.
Over-Allotment Option
We have granted to the underwriters an option, exercisable within forty-five (45) days from the date of this prospectus, to purchase up to        additional Class A Ordinary Shares, representing 15% of the Class A Ordinary Shares sold in the offering, at the initial public offering price, less underwriting discounts and commissions.
Offering Price
We expect that the initial public offering price will be between $       and $       per Class A Ordinary Share.
Ordinary Shares Outstanding Immediately Before This Offering
9,987,911 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares
Ordinary Shares Outstanding Immediately After This Offering
      Class A Ordinary Shares (or        Class A Ordinary Shares if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full) and 8,000,000 Class B Ordinary Shares. Our executive officers, Wenyu Lin and Yifan Zhang, will beneficially own 7,829,362 of our Class A Ordinary Shares and 8,000,000 of our Class B Ordinary Shares and    % of the total voting power of our issued and outstanding share capital in aggregate immediately following the completing of this offering, assuming the underwriter does not exercise the option to purchase additional Class A Ordinary Shares.
Voting Rights
Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share will be entitled to one (1) vote on all matters subject to a vote at general meetings of Camerry NMTL, and each Class B Ordinary Share shall be entitled to fifteen (15) votes on all matters subject to a vote at general meetings of Camerry NMTL.
Convertibility
Each Class B Ordinary Share shall be convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares shall not be convertible into Class B Ordinary Shares under any circumstances.
The right to convert shall be exercisable by the holder of the Class B Ordinary Share(s) delivering a written notice to us that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. Any conversion of Class B Ordinary Shares into Class A Ordinary Shares may be affected by means of a re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share, or a repurchase of each relevant Class B Ordinary Share for cancellation and an allotment and issuance of new Class A Ordinary Share.

Use of Proceeds
We estimate that we will receive net proceeds of approximately $       from this offering (or $       if the underwriters exercise their option to purchase additional Class A Ordinary Shares in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of $       per Class A Ordinary Share, the midpoint of our estimated initial public offering price range per share.
We plan to use the net proceeds we receive from this offering for the addition and upgrade of our production equipment, R&D, and working capital. See “Use of Proceeds” on page 53 of this prospectus for additional information.
Lock-up
Our directors and officers, and holders of 5% or more of our Ordinary Shares on a fully diluted basis immediately prior to the effectiveness of this registration statement have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares or similar securities for a period of [six] months after the effectiveness of this registration statement, without the prior written consent of the Representative. See “Underwriting” beginning on page 147 and “Shares Eligible for Future Sale” beginning on page 135 of this prospectus for more information.
Risk Factors
Investing in our Class A Ordinary Shares involves a high degree of risk and purchasers of our Class A Ordinary Shares may lose part or all of their investment. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors. You should carefully consider before deciding to invest in our Class A Ordinary Shares.
Listing
We plan to have the Class A Ordinary Shares listed on the Nasdaq Capital Market under the symbol “CNMT”. The Class A Ordinary Shares will not be listed on any other stock exchange or traded on any automated quotation system. The Class B Ordinary Shares will not be listed on Nasdaq.
Payment and Settlement
The Class A Ordinary Shares are expected to be delivered against payment on               .
Transfer Agent
      .

SUMMARY FINANCIAL AND OPERATING DATA
The following summary statements of income and summary statements of cash flow data for the years ended March 31, 2023 and 2024 and summary balance sheet data as of March 31, 2023 and 2024 have been derived from our audited financial statements included elsewhere in this prospectus. Our financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this “Summary Financial Data and Operating Data” section together with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
Summary of Statements of Income and Comprehensive Income
	For the year ended March 31,
	2023	2024
	RMB	RMB	$
	(in thousands)
Revenue	75,484	94,157	13,041
Cost of revenues	(65,102)	(71,579)	(9,914)
Gross profit	10,382	22,578	3,127
Operating expenses:
Research and development expenses	(2,740)	(8,338)	(1,155)
Sales and marketing expenses	(198)	(182)	(25)
General and administrative expenses	(2,924)	(2,291)	(317)
Total operating expenses	(5,862)	(10,811)	(1,497)
Income from operations	4,520	11,767	1,630
Interest income	1,084	496	69
Interest expense	(6,282)	(6,387)	(885)
Loss (Income) before income taxes	(678)	5,876	814
Income tax expense	—	—	—
Net (loss) income	(678)	5,876	814
Comprehensive (loss) income attributable to the company	(678)	5,876	814
Summary of Selected Statements of Cash Flows Data:
	For the year ended March 31,
	2023	2024
	RMB	RMB	$
	(in thousands)
Net cash used in operating activities	(34,623)	(17,558)	(2,433)
Net cash used in investing activities	(1,895)	(11,526)	(1,596)
Net cash provided by financing activities	57,918	5,938	822
Net increase/(decrease) in cash, cash equivalents and restricted cash	21,400	(23,146)	(3,207)
Cash, cash equivalents and restricted cash at the beginning of year	3,256	24,656	3,415
Cash, cash equivalents and restricted cash at the end of year	24,656	1,510	208

Summary of Balance Sheets Data:
	As of March 31,
	2023	2024
	RMB	RMB	$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	11,481	1,510	209
Restricted cash	13,175	—	—
Accounts receivable, net	6,146	15,114	2,093
Inventories	13,836	33,770	4,677
Amounts due from related parties	15,459	2,512	348
Total current assets	67,294	58,163	8,055
Total non-current assets	108,301	114,828	15,903
Total assets	175,595	172,991	23,958
Total current liabilities	153,842	97,074	13,444
Total non-current liabilities	5,522	53,810	7,453
Total liabilities	159,364	150,884	20,897
Total shareholders’ equity	16,231	22,107	3,061
Total liabilities, shareholders’ equity	175,595	172,991	23,958

RISK FACTORS
An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.
Risks Related to Our Business and Industry
A decline in downstream product sales by our customers could reduce our sales and harm our profitability, thereby making it more difficult to successfully achieve our business goals.
Demand for our products is strongly related to demand for fabric and other products manufactured by our downstream customers. Such downstream sales, which includes clothing, lace, medical-use fabric and other fabric products can be affected by general economic or industry conditions, consumer demand and spending power, labor relations issues, regulatory requirements, trade agreements and other factors. Numerous factors beyond our control could lead to a decline in consumer sales. Consumer spending on fabric products has seen decline due to an economic fluctuation. Any further decline in general consumer spending, or the discontinuation of the loss of business with respect to or a lack of commercial success of product categories made by our customers which constitute a significant segment of our sales could reduce our overall sales and harm our profitability, thereby making it more difficult to achieve our business goals.
Our operating results are highly dependent on the apparel industry, and if we do not respond successfully to changes in consumer trends and customer demands, our operating results could be materially and adversely affected.
The downstream customers of our nylon filament products is the textile industry. The development of the textile industry directly dictates the market demand for nylon filament, and the sectors are highly correlated. Nylon filament has advantages in the field of high-end textiles due to high strength, good wear resistance, lightweight, softness, strong hygroscopicity, and good dyeability. With the improvement of income and living standards, consumption habits of clothing are also changing, moving from quantity-based consumption to quality-based consumption. The demand for high-end clothing is increasing day by day, and since people are increasingly pursuing a healthy lifestyle, the market for high-end textiles, including sports and leisure clothing, casualwear and outerwear, will also increase.
The supply and demand for particular these apparel products change from time to time, based principally on evolving consumer trends and demands, as well as other factors. Our success depends upon our ability to react quickly to changes in trends that dictate customer demands and consumer preferences. In addition to fashion trends, customer demands may also be affected by increases in supply from competitors in the nylon fabric industry or different economic conditions. Hence, if we fail to respond rapidly and effectively to changes in fashion trends and customer demands, our operating results may be materially and adversely affected.
The nature of our business which is tied to demand for consumer spending could result in operating losses during economic fluctuations.
The nylon fabrication industry is cyclical and is influenced by many national and regional economic and demographic factors, including: (a) the terms and availability of financing for retailers and consumers; (b) overall consumer confidence and the level of discretionary consumer spending; (c) population and employment trends; and (d) income levels and general economic conditions, such as inflation, including as a result of tariffs, deflation, increasing interest rates and recessions. As a result of these factors, our sales and results of operations may fluctuate in the future.

The nylon fabric production market is highly competitive, and we may not be successful in competing in this industry.
The nylon fabric production industry is highly competitive, and we will be competing for sales with large, vertically-integrated textile manufacturers and other smaller manufacturers, as well as both Chinese domestic and foreign manufacturers. Many of our current and potential competitors may have significantly greater financial, technical, manufacturing, marketing, or other resources than us and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products than us.
Factors affecting competition include product performance and quality, technological innovation, customer experience, brand differentiation, product design, pricing and total cost of ownership, and manufacturing scale and efficiency. Increased competition may lead to lower unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, prospects, financial condition, results of operations, and cash flows.
We generally do not enter into long-term contracts with our customers, which exposes us to uncertainty and potential volatility with respect to our revenue from period to period.
We typically only enter into short-term purchase orders with our customers. Our customers may cancel, reduce or defer purchase orders at will. Accordingly, the volume of our customers’ purchase orders and our product mix may vary significantly from period to period, and it is difficult for us to forecast future order quantities. No assurance can be given that any of our customers will continue to place purchase orders with us in the future at the same level as in the current or prior periods, or at all. Furthermore, the actual volume of our customers’ purchase orders may prove to be inconsistent with our expectations at the time we plan our expenditures. As a result, our results of operations may vary from period to period and may fluctuate significantly in the future.
We are and will continue to be under continuous pressure from our customers and competitors to reduce the price of our products, which could adversely affect our growth and profit margins.
There is substantial and continuing pressure from customers to reduce the total cost of purchasing our products. To remain competitive and retain our customers and gain new ones, we must continue to reduce costs through product and manufacturing improvements. It must also strive to minimize customers’ shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if we cannot effectively continue to reduce costs and keep our product prices competitive.
We depend on a few key garment manufacturers for a substantial portion of our sales and loss of, or a significant reduction in, sales to any of them could significantly reduce our revenues.
Our annual net sales are derived from a small number of our key fabric weaving, garment weaving, and seamless knitting customers. For each of the fiscal years ended March 31, 2023 and 2024, our top five customers accounted for 56.3% and 41.8%, respectively, of our overall sales revenues. Our operating results in the foreseeable future will likely continue to depend on relationships with a relatively small number of garment manufacturers, as well as the ability of these garment manufacturers to sell their garments to retailers and wholesalers. Our growth will depend on our ability to successfully manage our relationships with these key customers. Failure to maintain good relationships with or a significant reduction in sales to any of them could significantly reduce our revenues.
We are dependent on our suppliers. Timely delivery of orders is needed to meet the requirements of our customers, and a shortage of materials or components can disrupt the production of our products.
As a manufacturer, we will be subject to the same vagaries as the rest of the nylon fabric production industry. A shortage of raw materials, such as nylon 6 chips and POY, or other manufacturing equipment or components which we utilize to manufacture our products can cause a significant disruption to our production schedule and have a substantial adverse effect on our financial condition or results of operations. We also obtain our primary manufacturing raw materials from a concentrated group of PRC suppliers, with our top five suppliers accounting for approximately 67% of our total purchases of raw materials for the year ended March 31, 2024 and approximately 95% of our total purchases of raw materials for the year ended March 31, 2024. See “Business — Suppliers and Raw Materials”. Given our relatively weaker bargaining power, there is a real risk that we will experience significant difficulties in obtaining supplies of materials for production. If this occurs, we may experience significant production delays and will not meet our production goals. Lack of production will have a direct impact on sales and would likely cause us to miss our earnings estimates.
Our operating results may be adversely affected by increases in the prices of nylon 6 chips, POY and crude oil.
Our raw material costs are mainly comprised of nylon 6 chips and POY and the other raw materials required in the manufacture of nylon filament. The prices for these can be volatile. Nylon 6 chips and POY costs represent a substantial majority of our total raw materials costs and cost of sales, comprising 74.4% and 79.0% of our total cost of sales for the two fiscal years ended March 31, 2023 and 2024 respectively. Because nylon 6 chips and POY are derivative product of crude oil, its supply and quality are vulnerable to upstream crude oil price fluctuations and other geopolitical changes and consequently, the cost of nylon 6 chips and POY may experience volatility, which could have a material adverse effect on the results of our operations and financial condition. To meet our production and delivery schedules, we must timely obtain sufficient quantities of these raw materials. In respect of these raw materials, our operations may be vulnerable to changes in their supply and prices. We can give no assurances that future increases in raw materials prices or changes in raw material supply will not materially and adversely affect our results of operations.
Disruptions in the supply of raw materials and other supplies that we and our customers use in our products may adversely affect our profitability.
We and our customers use a broad range of materials and supplies. A significant disruption in the supply of these materials for any reason could decrease our production and shipping levels, which could materially increase our operating costs and materially decrease our profit margins.
We and other nylon fabricators in the fabrication industry may ship products to customers’ manufacturing plants so they are delivered on a “just-in-time” basis in order to maintain low inventory levels. However, this “just-in-time” method makes the logistics supply chain in our industry more complex and vulnerable to disruptions.
Such disruptions could be caused by any one of a myriad of potential problems, such as closures of one of our or our suppliers’ plants or critical manufacturing lines due to strikes, mechanical breakdowns or failures, electrical outages, fires, explosions or political upheaval, as well as logistical complications due to weather, global climate change, or other natural disasters, delayed customs processing, the spread of an infectious disease, virus or other widespread illness and more. The lack of any single subcomponent necessary to manufacture one of our products could force us to cease production, potentially for a prolonged period. Similarly, a potential quality issue could force us to halt deliveries. Even when products are ready to be shipped, or have been shipped, delays may arise before they reach our customer. Our customers may halt or delay their production for the same reason if one of their other suppliers fails to deliver necessary components. This may cause our customers in turn to suspend their orders, or instruct us to suspend delivery of our products, which may adversely affect our financial performance.
Additionally, if we become the cause for a customer being forced to halt production, the customer may seek to recoup all of its losses and expenses from us. These losses and expenses could be significant and may include consequential losses such as lost profits. Any supply-chain disruption, however small, could potentially cause the complete shutdown of an assembly line of one of our customers, and any such shutdown that is due to causes that are within our control could expose us to material claims of compensation. Where a customer halts production because of another supplier failing to deliver on time, it is unlikely that we will be fully compensated, if at all.
Insufficient energy supply or increasing energy costs could adversely affect our business, financial condition and results of operations.
Our production processes in China require a continuous supply of electricity. Interruptions to our power supply or increases in our energy costs could disrupt our operations and have a material adverse effect on our financial condition and results of operations. At our production facility in Fuzhou City, China, we primarily satisfy our energy needs from the public power supply network, and are subject to potential power disruptions and price increases. Any significant power disruptions or a significant increase in our energy costs could have a material adverse effect on our business, financial condition and results of operations.
Increases in the cost of labor or disruption in the availability of labor may materially and adversely affect our operation, competitiveness and profitability.
We have maintained low production costs partly due to the competitive labor costs in China. Labor costs in China are primarily a function of the demand for and supply of labor and other economic factors in China and the standard of living in China. Demand for labor has continued to grow in China and we may face labor shortages and increased labor costs in the future. If we experience labor shortages or increased labor costs, our operations, competitiveness and profitability could be adversely affected.
The nylon fabric industry and its technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our technology or increase our operating costs.
We may be unable to keep up with changes in nylon fabrication technology and, as a result, our competitiveness may suffer. Developments in production technologies may materially and adversely affect our business and prospects in ways not currently anticipated. Existing and other technologies may emerge as customers’ preferred alternative to our products. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced technologies, which could result in the loss of competitiveness of our technologies, decreased revenue, and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in nylon fabrication technologies. Our fabrication technologies may not compete effectively with others in the industry if we are not able to source and integrate the latest manufacturing technology or material science into our products. We may be unable to upgrade our equipment to the state of the art, or if we do, we may incur hefty capital expenditure. Additionally, the introduction and integration of new technologies into our products may increase our costs and capital expenditures required for the production and manufacture of technologies and, if we are unable to cost efficiently implement such technologies or adjust our manufacturing operations, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.
Adverse developments affecting one or more of our major suppliers could harm our profitability.
We obtain raw materials and other products and services from numerous suppliers and other vendors. For instance, we depend on the sellers of our manufacturing equipment to service or repair our manufacturing equipment in the instance of equipment failure. In certain instances, it would be difficult and expensive for us to change suppliers of products and services that are critical to our business. Certain of our suppliers may become financially distressed. Any significant disruption in our supplier relationships, including certain relationships with sole-source suppliers, could harm our profitability, thereby making it more difficult to grow and achieve our business goals.
A significant product liability lawsuit, warranty claim or product recall involving our or one of our major customers could harm our profitability.
In the event that our products fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, we may be subject to product liability lawsuits and other claims. These customers may seek contribution or indemnification from us for all or a portion of the costs associated with product liability and warranty claims, recalls or other corrective actions involving our products or derivative products. These types of claims could significantly harm our profitability, thereby making it more difficult to grow our business and achieve our goals.
Failure to obtain or renew licenses, certificates and permits required in the production and sale of fabrics may have a negative impact on our business and operating results.
We possess all necessary licenses, certificates and permits for the production and sale of our present products in China. However, we can give no assurance that we will be able to renew such licenses, certificates or permits upon their expiration. In addition, eligibility criteria for these licenses, certificates, and permits may change from time to time and additional licenses, certificates and permits may be required and higher compliance standards may have to be observed. In the event of the introduction of any new laws and regulations or changes in the interpretation of any existing laws and regulations that increase compliance costs for us or prohibit or make it more expensive for us to continue with the operation of any part of our business, we may have to restrict our operations and our business and operating results could be adversely affected.
Our results of operations could be harmed if we fail to comply with environmental laws and regulations.
Our operations generate pollutants and wastes in various stages of the manufacturing process. Our operations are subject to periodic inspections and the discharge, storage and disposal of such pollutants and waste are subject to environmental laws and regulations in China, including laws and regulations requiring clean-up of contamination and reclamation. Pollution risks and related clean-up costs are often impossible to assess unless environmental audits have been performed and the extent of liability under environmental laws is clearly determinable. Changes in the regulatory frameworks to which we are subject could result in actual costs and liabilities for which we have not provided. We could also become the subject of regulatory or legal action which could result in the imposition of fines or penalties, or, where the action is the result of alleged or actual environmental damage, the obligation to make costly expenditures to modify or replace existing equipment or facilities, install pollution control equipment or perform site clean-up. In addition, in the course, or as a result, of a regulatory or legal action concerning an act or omission that causes environmental damage, government authorities could issue an order that may halt or cease part or all of the production at a production facility that has violated environmental standards. If production at one or more of our facilities were partially or wholly prevented due to this type of sanction, our business and operating results could be materially and adversely affected. We can give no assurance that we will not be in violation of any environmental law or regulation in the future. Moreover, additional environmental matters may arise in the future where no problem is currently known or at sites that we may acquire.
Apparel brand owners have become increasingly sensitive about their reputations with respect to environmental and social responsibility. Accordingly, brand owners (including some with whom we have relationships) may require their suppliers to fulfill certain environmental standards, corporate social responsibility standards and/or social responsibility standards set forth by governmental or non-governmental labor organizations. Our direct customers may impose such standards on us either based on their own requirements or the requirements of their customers. In the event that we fail to fulfill these standards or if we are publicly perceived to have failed to fulfill those standards or if we are otherwise publicly associated with poor environmental or social responsibility standards, we may experience decreased business which could adversely affect our operations and profitability.
We may be involved from time to time in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and financial position.
We are and may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including disputes with our suppliers, intellectual property matters, personal injury claims and employment matters. No assurances can be given that such proceedings and claims will not have a material adverse effect on our profitability and financial position.
Our projected development goals and business expansion plans may not be achieved in the time frames expected due to unforeseen factors.
Our production projections, sales volume, and cost models are only estimates. All such projections and timeline estimations may change as we continue in the development and scaling of our products. Cost overruns, scheduling delays, and failure to meet product performance goals may be caused by, but not limited to, unexpected technical hurdles, delays in material shipments, and regulatory hurdles. We may experience delays in the design and manufacturing of new and novel products. We may experience significant delays in bringing our products to market due to design considerations, technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage our brand, business, financial goals, operation results, and product development and delivery. The progress and success of any future expansion plans will depend on a wide variety of factors beyond our control, including China’s economic status, the policies and regulations affecting such business operations in China, the availability of capital to support future investments by us, and the availability of manpower and expertise to undertake such expansion plans.
Delays in initiation of production, implementing new production techniques or resolving problems associated with technical equipment malfunctions could adversely affect our manufacturing efficiencies.
Our manufacturing efficiency has been and will continue to be an important factor in our future profitability. Our manufacturing and testing processes are complex, require advanced and costly equipment and are continually being modified in our efforts to improve yields and product performance. Difficulties in the manufacturing process can lower yields. Technical or other problems could lead to production delays, order cancellations and lost revenue. In addition, any problems in achieving acceptable yields, repair delays, or other problems in upgrading or expanding existing facilities, building new facilities, problems in bringing other new manufacturing capacity to full production or changing our process technologies, could also result in capacity constraints, production delays and a loss of future revenues and customers. Our operating results also could be adversely affected by any increase in fixed costs and operating expenses related to increases in production capacity if net sales do not increase proportionately, or in the event of a decline in demand for our products. Our manufacturing facilities are located in China. Any disruption of operations at our facilities could have a material adverse effect on our business, financial condition and results of operations.
New technologies could result in the development of new products by our competitors and a decrease in demand for our products, and we may not be able to develop new products to satisfy changes in demand, which could result in a decrease in net sales and loss of market share.
Our product range and new product development program is focused on innovative functional nylon products. Any failure to develop new technologies, or anticipate or react to changes in existing technologies, either within or outside of the Chinese market, could materially delay development of new products, which could result in a decrease in our net sales and a loss of market share to our competitors. The nylon fabrication industry is characterized by evolving technologies and industry standards, together with frequent new product introductions. This includes the development of new types of technology or the improvement of existing technologies. Our financial performance depends on our ability to design, develop, manufacture, test, market and support new products and product enhancements on a timely and cost-effective basis. New products often command higher prices and, as a result, higher profit margins. We may not successfully identify new product opportunities or develop and bring new products to market or succeed in selling them into new customer applications in a timely and cost-effective manner.
Products or technologies developed by other companies may render our products or technologies obsolete or noncompetitive and, since we create products primarily for the fabric weaving, knitting weaving and garment weaving industries, this may have a greater effect on us than it would if we were a broader manufacturer with a wider range of product types and technologies. Many of our competitors are larger and more established international companies with greater engineering and research and development resources than us. Any failure to identify or capitalize on any fundamental shifts in technologies in our product markets, relative to our competitors, could harm our business, have a material adverse effect on our competitive position within our industry and harm our relationships with our customers. In addition, to remain competitive, we must continue to innovate, improve manufacturing yields and expand our sales. We may not be able to accomplish these goals, which could harm our business.
We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and reduction in our intellectual property rights.
From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and may in the future demand that we license their patents and technology. Any litigation to determine the validity of allegations that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, or claims challenging the validity of our patents, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We may not prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling, we could be required to:
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pay substantial damages for past, present and future use of the infringing technology;

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cease the manufacture, use or sale of infringing products;

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discontinue the use of infringing technology;

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expend significant resources to develop non-infringing technology;

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pay substantial damages to our customers or end-users to discontinue use or replace infringing technology with noninfringing technology;

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license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or

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relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

We depend on certain key personnel, and our business and growth prospects may be disrupted if we lose their services.
Our future success is dependent upon the continued service of our management, including our executive officers. Their experience, leadership and insights are crucial to our operations and financial performance. Any diminution in or loss of their services would have a material adverse effect on our business. No assurance can be given that we will not experience employee retention issues in the future. If one or more of our key personnel are unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company, we may not be able to replace them easily and our business and future prospects may be materially and adversely affected. Furthermore, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future. We cannot guarantee that we will be able to attract and retain the key personnel necessary to achieve our business objectives.
We may fail to attract or retain the qualified technical, sales, marketing and management personnel required to operate its business successfully.
Our future success depends, in part, upon our ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. Personnel with the necessary expertise are scarce and competition for personnel with these skills is intense. We may not be able to retain existing key technical, sales, marketing and managerial employees or be successful in attracting, assimilating or retaining other highly qualified technical, sales, marketing and managerial personnel in the future. If we are unable to retain existing key employees or are unsuccessful in attracting new highly qualified employees, our business, financial condition and results of operations could be materially and adversely affected.
Our business may be adversely affected by obsolete inventories as a result of changes in demand for our products and changes in life cycles of our products.
The life cycles of some of our products depend heavily upon the life cycles of the end products of which our primary POY products are used to manufacture. Certain end-market products with short life cycles require us to manage closely our production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. We may in the future be adversely affected by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for our products or the estimated life cycles of the end products of which our primary POY products are used to manufacture. In addition, some customers restrict how far back the date of manufacture for our products can be, and therefore some of our products inventory may become obsolete, and thus adversely affect our results of operations.

We are subject to foreign currency risk as a result of our operations.
We face exposure to adverse movements in foreign currency exchange rates, primarily to the Renminbi for PRC domestic sales and the United States dollar for sales to customers outside China. Our foreign currency risk may change over time as the level of activity in foreign markets grows and could have an adverse impact upon our financial results. We do not usually employ hedging techniques designed to mitigate foreign currency exposures and, therefore, it could experience currency losses as these currencies fluctuate against other currencies.
Our business is impacted by general economic conditions in its markets, and ongoing economic and financial uncertainties may cause a decline in consumer spending that may adversely affect its business, financial condition and results of operations.
Our products indirectly depend on consumer discretionary spending and, accordingly, we may be adversely affected if customers reduce, delay or forego their purchases of the our direct or indirect products as a result of, including but not limited to, job loss, bankruptcy, higher consumer debt and interest rates, reduced access to credit, volatile home prices, lower consumer confidence, changes in tax policies, uncertainty due to national or international security or health concerns, volatility in the stock market, or epidemics.
The U.S. Federal Reserve’s interest rate hikes in recent years to combat inflation, the fluctuations in the Chinese economy have all contributed to negatively affect the macroeconomic environment in which we operate. Our management believes that such macro-economic trends will affect demand for our products in China and our financial performance in 2024 and beyond.
Decreases in the number of customers, average spend per customer, or retention and renewal rates for our products would negatively affect our financial performance. A prolonged period of depressed consumer spending could have a material adverse effect on our business. In addition, adverse economic conditions may result in an increase in our operating expenses due to, among other things, higher costs of labor, energy, equipment and facilities. Any of the foregoing factors could have a material adverse effect on our business, financial condition and results of operations.
To the extent we incorrectly plan for favorable economic conditions that do not materialize or take longer to materialize than expected, we may face oversupply of its products relative to customer demand. Reduced customer spending may in the future drive us and our competitors to reduce product pricing, which will result in a negative effect on gross profit. Moreover, volatility in revenue as a result of unpredictable economic conditions may alter our anticipated working capital needs and interfere with our short-term and long-term strategies. To the extent that our sales, profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business and results of operations may be materially adversely affected.
Any future outbreak of a contagious disease may have a negative impact on our business and operating results.
Any outbreak of an epidemic disease could have a material adverse effect on our financial condition and results of operations. An outbreak of a contagious disease could adversely affect consumer demand for our products, our ability to adequately staff our operations and the distribution networks for our products, as well as the general level of economic activity in China, Asia and elsewhere.
Our insurance coverage may not be sufficient to cover the risks related to our operations and losses.
Our operations are subject to hazards and risks associated with our manufacturing operations, which may cause significant harm to persons or damage to property. We can give no assurance that our operations will be free of accidents or that our insurance policies will be adequate to cover all losses incurred. Losses incurred and associated liabilities may have a material adverse effect on our results of operations if such losses or liabilities are not covered by our insurance policies.
Failure to protect personal or confidential information against cybersecurity breaches could subject us to significant reputational, financial and legal consequences and substantially harm its business and results of operations.
Ensuring the safeguarding of customer, employee, supplier, working partners, and other personal data is important for our business. A substantial breach in any of these areas could draw significant media attention, harm relationships with consumers, tarnish our reputation, and result in financial losses, fines, or legal actions. Non-compliance with relevant cybersecurity and personal data and privacy laws and regulations may expose us to civil or regulatory liabilities and challenges, potentially leading to significant legal, financial, and operational consequences.
Although we are not a retail consumer-facing business, certain aspects of our operations rely on the secure transmission of confidential information over networks. Despite deploying a layered approach to address information security threats, a compromise in our data security systems or those of our business partners could result in unauthorized access, damage, or misuse of confidential information. Such incidents could damage our reputation and subject us to regulatory actions and consumer claims, adversely affecting our business, financial position, and operational results. Addressing a security breach may also necessitate substantial additional resources related to information system security, causing disruptions to our business.
We have adopted security policies and measures largely in line with industry norms to protect proprietary data and consumer information, and our senior management and directors oversee the strategic processes in place to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain/suppliers/service providers.
Following our listing on Nasdaq, we will be subject to all applicable U.S. law and regulation and the listing rules of Nasdaq. In particular, we will be required to promptly and publicly disclose material cybersecurity incidents in reports on Form 6-K, and will be required to disclose in its annual report on Form 20-F its processes for assessing, identifying, and managing risks from cybersecurity threats, whether risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, and to describe the role of its board and management in overseeing and managing cybersecurity risks.
Taking into account the size and scale of our Group, our board composition, the interests of shareholders and other stakeholders involved, as well as the business costs and expenses, it is intended for our board to be collectively responsible in overseeing cybersecurity risks, including in connection with our supply chain, suppliers and other equipment providers. In particular, given their positions as executive directors and their experience in the nylon fabrication industry in China, our executive directors will take central leadership roles in overseeing cybersecurity risks. This will entail employee training, monitoring counterparty compliance with legal and contractual obligations, and review of contractual stipulations and working arrangements with counterparties, such as supply chain participants, suppliers and service providers, to ensure that risks arising from cybersecurity incidents and regulations can be properly managed.
Nevertheless, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that it uses to protect confidential information. Our security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to data systems and misappropriate business and personal information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to reputation, and potentially have an adverse effect on our business.
Risks Related to Our Corporate Structure
Our existing shareholders own a majority of our outstanding Class A Ordinary Shares, and will own continue to own a majority of our outstanding Class A Ordinary Shares immediately after the completion of this offering.
Currently, our executive officers Wenyu Lin and Yifan Zhang collectively own an aggregate of 98.3% of the total voting power of our issued and outstanding Class A Ordinary Shares and B Ordinary Shares, and will collectively own an aggregate of       % of the total voting power of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares immediately after the completion of this offering, assuming the underwriter does not exercise its over-allotment option. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Class A Ordinary Shares. For more information regarding our beneficial owners and their affiliated entities, see “Principal Shareholders” on page 122 of this prospectus.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. References to the “Articles” (as defined below) are to the amended and restated articles of association of our Company that will be adopted prior to our listing on Nasdaq. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands may have a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Pursuant to our Articles, shareholders will not have any right to inspect any account or book or document of the Company except as conferred by the Companies Act or as authorized by our directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Cayman Islands Law — Differences in Corporate Law” on page 129 of this prospectus.
You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.
Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provides that, on the written requisition of any one or more of our shareholder(s) holding not less than 10 percent in the total number of issued and paid up voting Class A Ordinary Shares and Class B Ordinary Shares of our Company deposited at the registered office of our Company, our board of directors shall convene a general meeting of our shareholders. Advance notice of at least seven days excluding the day service is deemed to take place as provided in our Articles is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, holding at least one-third of the number of issued and paid up voting Class A Ordinary Shares and Class B Ordinary Shares of our Company.
The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.
We are a Cayman Islands exempted company incorporated with limited liability. Our corporate affairs are governed by our amended and restated memorandum of association and our Articles and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of skill, care and diligence to the company. Under Cayman Islands law, the fiduciary duties that directors owe include a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. Our Articles provides that a director of our Company who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors, and may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital and Cayman Islands Law — Differences in Corporate Law”.
Risks Related to Doing Business in China
Because substantially all of our operations are in mainland China, our business is subject to the evolving laws and regulations there. The PRC regulatory authorities may strengthen the supervision of the conduct of our business and our operation, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.
As a business operating in the PRC, we are subject to the laws and regulations of the PRC, which evolve from time to time. The PRC regulatory authorities have the power to supervise the conduct of our business. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:
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Delay or impede our development,

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Result in negative publicity or increase our operating costs,

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Require significant management time and attention, and

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Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Class A Ordinary Shares.
Our ability to operate in China may be adversely affected by changes in its laws and regulations, including those relating to customer rights, taxation, employment, property and other matters. The central or local regulatory authorities of China may impose new regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, regulatory actions in the future, including regional or local variations in the implementation of economic policies, could have effect on economic conditions in China or particular regions thereof.
The PRC regulatory authorities may strengthen the supervision of offerings that are conducted overseas, which changes could limit our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline.
Given statements by the PRC regulatory authorities indicating an intent to strengthen the supervision of offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.
In July 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”). The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. Such future administrative measures or actions may have material adverse effects on the offering of our securities to investors, our proposed listing in the U.S. or our business operation. For example, in the event that it is required that we should obtain permission or approval from relevant PRC governmental authorities to offer our securities to investors or list on U.S. exchanges, it is unpredictable whether such permission can be obtained by us, as the case may be, or, if permission is obtained, whether it could be later denied or rescinded later. If we, including our subsidiaries, do not receive or maintain such permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, it could limit our ability to offer or continue to offer our securities to investors, list in the U.S. and cause the value of our securities to significantly decline. As of the date of this prospectus, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.
On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.
In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. In July 2021, the Chinese cybersecurity regulator launched the investigation on three internet platforms.
On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.
According to the Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users’ personal information shall be subject to cybersecurity review before listing abroad. On July 7, 2022, the Measures for the Security Assessment of Outbound Data Transfers (the “Measures”) was published and became effective on September 1, 2022, which requires security assessment of outbound data transfers in cases, among others, outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people.
On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Management (the “Data Security Management Regulations”), which will become effective on January 1, 2025. Pursuant to the Data Security Management Regulations, network data processing activities refer to activities such as the collection, storage, use, processing, transmission, provision, disclosure, and deletion of data. Network data processors refer to individuals or organizations that independently determine the purposes and methods of data processing activities. Network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. Where it is indeed necessary to transfer any important data collected and generated within the territory of the PRC to an overseas party, the security assessment of outbound data transfer organized by the national cyberspace administration department shall be passed. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. Further, none of the PRC operating entities’ business operations has been identified as a critical information infrastructure operator or involved in the transfer of any important data overseas. As of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we file for approval for this offering.
Non-compliance with labor-related laws and regulations of the PRC and increases in labor costs in the PRC may have an adverse impact on our financial condition and results of operation.
We have been subject to regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law (the “Labor Contract Law”), that became effective in January 2008 and was last amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. We expect that our labor costs, including wages and employee benefits, will continue to increase. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and be subject to orders by competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines. We may also be subject to late fees and fines in relation to the under-withheld individual income tax. In any of such events, our business, financial condition and results of operations could be materially and adversely affected.
If the PRC government were to impose new requirements for approval from the PRC authorities to issue our Class A Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and supporting guidance (collectively, the “Filing Rules on Overseas Listings”), which came into effect on March 31, 2023. The Filing Rules on Overseas Listings, among other things, stipulate that, after making relevant applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within three working days. Where a China-based company submits its application for initial public offering and listing overseas by secret or non-public means, it may submit explanations at the time of filing with CSRC, apply for postponing the disclosure of the information, and shall report to the CSRC within three working days after the application for offering and listing are submitted public overseas. After completing overseas offering and listing, China-based companies shall report to CSRC in accordance with the guidance.
Furthermore, on February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection Bureau and the National Archives Administration issued the Archives Rules (the “Archives Rules”), which also came into effect on March 31, 2023. The Archives Rules expand their application to cover indirect overseas offering and listing, stipulating that a domestic company which plans to publicly disclose any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.
In addition, the M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or subscription of new shares issued by PRC domestic company using the equity of offshore special purpose vehicles or using its new shares as consideration, to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange.
We were advised by our PRC counsel, Jingtian & Gongcheng, that under existing PRC laws, while we and our PRC Entities are not required to pass cybersecurity review of the CAC, Fujian Jiayi Chemical Fiber, as a China-based company indirectly offering or listing overseas, shall comply with the Filing Rules on Overseas Listings and go through the filing procedures with the CSRC before the overseas offering and listing. Our PRC legal counsel also advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for its approval of this offering and the listing on the Nasdaq under the M&A Rules because the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation. However, our PRC legal counsel has further advised us that how the M&A Rules will be interpreted or implemented in the context of an overseas offering will depend on the regulations effective at that time, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. We believe that except as otherwise disclosed in this prospectus, we or our PRC Entities are not required to obtain permission from any PRC authorities to issue our Class A Ordinary Shares to foreign investors. However, given the PRC regulatory environment may change, except for the filling procedures with the CSRC and reporting of relevant information according to the Filing Rules on Overseas Listings, we may be required to obtain other permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, it may be denied or rescinded. If it is determined in the future that more approval of the CSRC, the CAC or any other regulatory authority is required for this offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies if we fail to obtain or maintain such approval. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC, or other PRC regulatory agencies also may require us, or make it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any unforeseen situations and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.
The transfer of funds, dividends and other distributions between us and our entities is subject to restriction.
As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our PRC Entities for our cash and financing requirements. If any of our PRC Entities incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.
In the future, cash proceeds raised from overseas financing activities, including this offering, will be transferred by us to our subsidiaries via capital contributions or shareholder loans, as the case may be. Such cash proceeds will be transferred by Camerry NMTL, Camerry BVI or Camerry HK to our PRC Entities, via capital contribution or shareholder loans, as the case may be.
We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC Operating Entity, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors immediately following the consummation of this offering. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profits of the company or its share premium account or a combination of both, provided that a dividend may not be paid out of the company’s share premium account if, following the date on which the dividend is proposed to be paid, the company would be unable to pay its debts as they fall due in the ordinary course of business. Certain payments from us or the BVI or Hong Kong subsidiaries to the PRC Entities are subject to PRC taxes. To the extent any funds or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC, except as otherwise approved by competent PRC government authorities to be used to make overseas investment or lend to overseas affiliates, due to the regulations imposed by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution to Camerry. The PRC government imposes regulations on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Based on the Hong Kong laws and regulations, as at the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities.
In addition, the PBOC and the SAFE have implemented a series of capital management measures, including vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC regulatory authorities may continue to impose new capital management measures and our PRC Entities’ dividends and other distributions may be subject to different regulations in the future.

Foreign currency exchange regulation in the PRC is primarily governed by Foreign Exchange Administration Regulations, most recently revised by the State Council on August 5, 2008, Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment issued by SAFE on February 13, 2015 and most recently amended on December 30, 2019, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange promulgated by the PBOC on June 20, 1996. Currently, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of the SAFE or its local office has been obtained. Capital investments by foreign enterprises are also subject to the regulations of the National Development and Reform Commission of China (the “NDRC”), the MOFCOM and the SAFE.
Therefore, Camerry NMTL and its subsidiaries may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if the PRC Entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.
To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.
To the extent funds are generated in our PRC Operating Entity, and may need to be used to fund operations outside of mainland China, such funds may not be available due to relevant regulations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in mainland China or held by a mainland China entity, the assets may not be available to fund operations or for other use outside of mainland China due to compliance requirement on the ability of us and our subsidiaries to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to compliance requirement on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that there would be no restrictions or limitations on our ability to transfer or distribute cash, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect our business.
We may remit the offering proceeds to our PRC Operating Entity before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.
The proceeds of this offering may be sent back to the PRC, and the process for sending such proceeds back to the PRC may be time-consuming after the closing of this offering. We may be unable to use these proceeds to grow our business until our PRC Entities receive such proceeds in the PRC. Any transfer of funds by us to our PRC Entities, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC Entities is required to be registered with China’s SAFE in its local branches and satisfy relevant requirements, and our PRC Entities may not procure loans which exceed the difference between its respective total project investment amount and registered capital or three times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net worth of our PRC Entities. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC Entities are subject to the registration with SAMR in its local branches, report submission to the MOFCOM in its local branches and registration with a local bank authorized by SAFE.
To remit the proceeds of the offering, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account for capital account transactions, remit the offering proceeds into such special foreign exchange account and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially.
In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC Entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC Entities or with respect to future capital contributions by us to our PRC Entities. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and the value of our Class A Ordinary Shares.
PRC regulation of loans and direct investment by offshore holding companies to PRC Entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in China through our PRC Entities. We may make loans to our PRC Entities subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to Fujian Jiamei in China.
Any loans to Fujian Jiamei in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Fujian Jiamei in China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (“SAFE Circular 19”), effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC Entities, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which was newly revised on December 4, 2023, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly revised, it is unclear how SAFE and competent banks will carry this out in practice.
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC Entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC Entities or future capital contributions by us to Fujian Jiamei in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC Entities when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.
Our revenues and expenditures are denominated in RMB, whereas our reporting currency is the USD. As a result, fluctuations in the exchange rate between the USD and RMB will affect the relative purchasing power, in RMB terms, of our USD assets and the proceeds from our initial public offering. Our reporting currency is the USD, while the functional currency for our PRC Entities is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our statements of operations. The re-measurement has caused the USD value of our results of operations to vary with exchange rate fluctuations, and the USD value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the USD could reduce our profits from operations and the translated value of our net assets when reported in USD in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in USD. In the event that we decide to convert our RMB into USD to make payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the USD against the RMB will harm the USD amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.
The value of the RMB against the USD and other currencies is affected by, among other things, changes in China’s social and economic conditions and China’s foreign exchange policies. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the USD in the future. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the USD in the future.
Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in USD. For example, to the extent that we need to convert USD we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the USD would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the USD may significantly reduce the USD equivalent of our earnings, which in turn could adversely affect the price of our Class A Ordinary Shares.
Very limited hedging options are available to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited. We may not be able to hedge our exposure adequately. In addition, our currency exchange losses may influenced by PRC exchange regulations that effect our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our Class A Ordinary Shares.
There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.
We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in mainland China. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China.
According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Article 26 of the Trial Administrative Measures (the “Article 26”), which was issued by the CSRC on February 17, 2023 and has come into effect on March 31, 2023, sets out that where an overseas securities regulatory agency intends to conduct investigation and evidence collection regarding overseas offering and listing activities by a domestic company, and request assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms, the CSRC may provide necessary assistance in accordance with law. Any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency out of investigative or evidence collection purposes shall not provide such information without prior approval from the CSRC and competent authorities under the State Council. In addition, Article 11 of the Confidentiality and Archives Administration Provisions specifies that, (a) where the overseas securities regulator and the relevant competent authorities request to conduct inspections or investigations to collect evidence from a domestic enterprise and the domestic securities firms and securities service agencies providing corresponding services regarding the overseas offering and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism, and (b) relevant domestic companies, securities firms and securities service agencies shall obtain the consent of the CSRC or the relevant administrative authorities prior to cooperating in the inspection or investigation carried out by the overseas securities regulator or relevant administrative authorities or providing documents and materials for cooperating in the inspection or investigation. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual in the PRC may provide the documents and materials relating to securities business activities to foreign securities regulators during inspection or investigation activities.
As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us in China, Hong Kong, or other foreign jurisdictions, and the ability of U.S. authorities to bring actions in foreign jurisdictions may also be limited.
We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our current officers reside within China and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult.

We may rely on dividends and other distributions on equity paid by our PRC Entities to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Entities to make payments to us could have a material and adverse effect on our ability to conduct our business.
We rely principally on dividends and other distributions on equity from our PRC Entities for our cash requirements, including for services of any debt we may incur.
Our PRC Entities’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC Entities to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC Entities, as a Foreign Invested Enterprise (“FIE”), is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC Entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC Entities to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.
Governmental management of currency conversion may limit our ability to use our revenues effectively, the ability of our PRC Subsidiaries to obtain financing and affect the value of your investment.
We receive a majority of our revenues in Renminbi. Management on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC Subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not at its discretion take measures in the future to restrict access to foreign currencies for current account transactions.
Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC Subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi, therefore, to the extent funds in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to compliance requirement on the ability of us or our PRC Subsidiaries by the PRC government to transfer funds. If the foreign exchange management system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Class A Ordinary Shares.

The Holding Foreign Companies Accountable Act and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.
On December 18, 2020, the Holding Foreign Companies Accountable Act or the HFCAA was signed into law. On June 22, 2021, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was passed, which reduced the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted.
On December 16, 2021, PCAOB announced the HFCAA determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, because of a position taken by one or more authorities in mainland China or Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in issuers operating in China to lose confidence in such issuers’ procedures and reported financial information and the quality of financial statements.
Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issueD the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis. As of the date of this prospectus, our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021.
On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China (together, the “PRC Authorities”). On December 15, 2022, the PCAOB announced in its determination report that the PCAOB was able to secure complete access to inspect and investigate audit firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board voted to vacate previous determinations to the contrary. The PCAOB may reassess its determinations and issue new determinations consistent with the HFCAA at any time.
Further developments related to the HFCAA could add uncertainties to our offering. We cannot assure you what further actions the SEC, the PCAOB or the stock exchanges will take to address these issues and what impact such actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and our securities could be delisted from Nasdaq if we and our auditor are unable to meet the PCAOB inspection requirement. Such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and would have a negative impact on the price of our shares.
Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.
Among other things, the M&A Rules and Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which became effective in 2008 and was lately amended on June 24, 2022 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the SAMR be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and latest amended in 2024, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.
Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC Entities to liability or penalties, limit our ability to inject capital into our PRC Entities, limit our PRC Entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”) to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (“SAFE Circular 75”), which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.
Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.
Our ultimate shareholders that we are aware of which are subject to SAFE regulations have completed all necessary initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our Company. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC Subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.
Furthermore, as these foreign exchange regulations and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities in the future. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
Our PRC Subsidiaries fail to comply with social insurance and housing provident fund related laws and regulations, which may negatively affect our business by the potential obligations.
Our PRC Subsidiaries are required by PRC labor-related laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of their employees and associates.
In accordance with the Law of Social Insurance of the PRC which took effect on July 1, 2011 and was last amended on December 29, 2018, and the Regulations on Management of Housing Provident Fund which took effect on April 3, 1999 and was last amended on March 24, 2019, employers are required to apply for social insurance registration and housing provident fund deposit registration within thirty (30) days of the companies’ establishment and to make full payments of the basic medical insurance basic retirement insurance, insurance for work-related injury, unemployment insurance, maternity insurance and housing provident fund for all their employees.
If the employer fails to comply with such regulatory requirements, the social insurance administration authority shall order it to make rectification within a prescribed time limit. If rectification is not made within the prescribed time limit, the employer will be imposed with fines.
Our PRC Subsidiaries have completed the social insurance registration and housing provident fund deposit registration but failed to make contributions in full on the social insurance fund and housing provident fund for all their employees as required by the relevant PRC laws and regulations.
Although none of our PRC Subsidiaries has received any order or notice from the local authorities nor any claims or complaints from their existing and former employees regarding their non-compliance of PRC labor-related laws and regulations for the years ended March 31, 2023 and 2024 we cannot rule out the possibility that the competent PRC labor authorities may order our PRC Subsidiaries to rectify the non-compliance and pay the required contributions within a stipulated deadline and our PRC Subsidiaries may be subject to a late fee of up to 0.05% per day. If our PRC Subsidiaries still fail to rectify, our PRC Subsidiaries may be subject to a fine ranging from one to three times of the amount overdue, which could materially and adversely affect our business, financial condition and results of operations.
Our business may be materially and adversely affected due to non-compliance of work safety rules.
Pursuant to the Measures for Supervision and Administration over the “Three-Simultaneities” of Safety Facilities of Construction Projects promulgated by the former State Administration of Work Safety of the PRC on April 2, 2015 and came into effect on May 1, 2015, the enterprises engaged in construction and business operation of projects shall (1) ensure safety facilities of the construction projects be designed, constructed and put to use or into operation simultaneously with the main part of the construction project, (2) produce written reports on the analysis of the conditions and facilities of the production safety, which shall be kept on file for further inspection by competent administrative departments; (3) produce written reports on the review and verification of the safety facilities’ designs, which shall be kept on file for further inspection by competent administrative departments; (4) produce written reports on the acceptance test of the safety facilities, which shall be kept on file for further inspection by competent administrative departments. The relevant government agencies may examine whether enterprises engaged in construction and business operation of projects in mainland China have complied with the work safety requirements stated above, and may impose fines and order enterprises to rectify.
Although to the best of our knowledge none of our PRC Subsidiaries has received any order or notice from the local authorities in this regard that could have a material effect on the operations of the Company if not yet resolved as of the date of this prospectus, we cannot assure you that they will not be subject to any order to rectify, fines and/or other penalties, nor can we assure you that there is no, or will not be any, employee complaint regarding work-related injury liability or compensation. In addition, our PRC Subsidiaries may incur additional costs to comply with such laws and regulations by the government authorities. These possible legal consequences regarding the work safety, including but not limited to any warnings, fines, penalties, orders, complaints, or compensations, could negatively affect our business, financial condition, and results of operations.
Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.
Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012 (“SAFE Notices No. 7”), PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC Subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC Subsidiaries and limit our PRC Subsidiaries’ ability to distribute dividends to us. We may also face regulatory requirement that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.
In addition, the SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC Subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.
U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.
Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.
If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, share price and reputation and could result in a complete loss of your investment in us.
Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our share price could decline as a result of such allegations, regardless of the truthfulness of the allegations.
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities. If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the ordinary shareholders) may be subject to PRC tax on gains realized on the sale or other disposition of the Class A Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ordinary shareholders) and any gain realized on the transfer of the Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.
We bear obligations under PRC tax laws with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.
On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.
Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
Under PRC tax laws, we may bear relevant obligations or liabilities in relation to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, while a non-resident enterprise buys and sells equity of the same listed foreign enterprise in the open market is exempted from the tax obligation under the SAT Circular 7, our PRC Subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37 in some cases. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.
Risks Related to This Offering and the Class A Ordinary Shares
The dual-class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders prior to the consummation of this offering, which will limit your ability to influence the outcome of important transactions, including a change in control.
Each Class B Ordinary Share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at general meetings of Camerry NMTL, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of Camerry NMTL. Upon the completion of this offering, our issued and outstanding share capital will consist of         Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares, assuming that the underwriters do not exercise the option to purchase additional Class A Ordinary Shares. Immediately after this offering, our executive officers Wenyu Lin and Yifan Zhang will beneficially own 7,829,362 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares. Upon the closing of this offering, Wenyu Lin will beneficially own more than 50% of the aggregate voting power of our total issued and outstanding shares. See “Principal Shareholders” and “— Risks Relating to Our Business and Industry — We will be a ‘controlled company’ within the meaning of the Nasdaq listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.” Upon the closing of this offering, our executive officers Wenyu Lin and Yifan Zhang will beneficially own approximately     % of the aggregate voting power of our total issued and outstanding shares, assuming a full exercise of the over-allotment option by the underwriters. As a result of the dual-class share structure and the concentration of ownership, our existing shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Our existing shareholders prior to the consummation of this offering, including Wenyu Lin and Yifan Zhang, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the ultimate effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately materially and adversely affect the market price of our Class A Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder, but Class A Ordinary Shares shall not be convertible into Class B Ordinary Shares under any circumstances. However, following this offering, without giving effect to any future issuances, the holder of our Class B Ordinary Shares will hold a majority of the issued and outstanding voting power and will continue to control the outcome of matters submitted to shareholders approval. Our post-offering memorandum and articles of association generally does not prohibit us from issuing additional Class B Ordinary Shares, and any future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares. For more information about our dual-class structure, see “Description of Share Capital and Cayman Islands Law.”
In addition, the conversion of Class B Ordinary Shares might have impact on holders of Class A Ordinary Shares, including dilution and reduction in the aggregate voting power of holders of Class A Ordinary Shares, as well as the potential increase in the relative voting power if any holder of Class B Ordinary Shares retains its shares.
There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell the Class A Ordinary Shares at or above the price you paid, or at all.
Prior to this initial public offering, there has been no public market for our Class A Ordinary Shares. We plan to list the Class A Ordinary Shares on the Nasdaq Capital Market. Our Class A Ordinary Shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the Class A Ordinary Shares does not develop after this offering, the market price and liquidity of the Class A Ordinary Shares will be materially and adversely affected.
Negotiations with the underwriters will determine the initial public offering price for the Class A Ordinary Shares which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for the Class A Ordinary Shares will develop or that the market price of the Class A Ordinary Shares will not decline below the initial public offering price.
The market price for the Class A Ordinary Shares may be volatile.
The trading prices of the Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Class A Ordinary Shares, regardless of our actual operating performance. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the Class A Ordinary Shares.
In addition to the above factors, the price and trading volume of the Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:
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regulatory developments affecting us, our consumers or our industry;

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conditions in the nylon product manufacturing business;

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announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

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changes in the economic performance or market valuations of other manufacturing companies;

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actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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changes in financial estimates by securities research analysts;

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announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

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additions to or departures of our senior management;

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detrimental negative publicity about us, our management or our industry;

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fluctuations of exchange rates between the Renminbi and the U.S. dollar;

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release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

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sales or perceived potential sales of additional Class A Ordinary Shares.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.
If you purchase Class A Ordinary Shares in this offering, you will pay more for your Class A Ordinary Shares than the amount paid per share by our existing shareholders for their Class A Ordinary Shares. As a result, you will experience immediate and substantial dilution of approximately $       per Class A Ordinary Share, representing the difference between the initial public offering price of $       per Class A Ordinary Share and our net tangible book value of approximately $0.17 per Class A and Class B Ordinary Share as of March 31, 2024 after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our Class A Ordinary Shares are issued upon the exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in the Class A Ordinary Shares will be diluted upon completion of this offering.
Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.
Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or its share premium account; provided that in no circumstances may a dividend be paid if, following the date on which the dividend is proposed to be paid out of the share premium account, our company would be unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.
Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
Upon the completion of this offering, our executive officers Wenyu Lin and Yifan Zhang will collectively own an aggregate of 98.3% of the total voting power of our outstanding Ordinary Shares, assuming the underwriter does not exercise its over-allotment option. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.
They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Class A Ordinary Shares in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the Class A Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders” on page 122 of this prospectus.
We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.
We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.
As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must seek shareholder approval for certain types of share issuances, and hold an annual meeting of shareholders, among other corporate governance practices. See “Management — Corporate Governance” for a list of Nasdaq listing rules we are not required to comply with. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.
As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.
Upon the completion of this offering, we will have         Class A Ordinary Shares issued and outstanding, assuming the underwriter does not exercise their over-allotment, and 8,000,000 Class B Ordinary Shares issued and outstanding. Each Class A Ordinary Share is entitled to one vote, while each Class B Ordinary Share is entitled to fifteen votes. Our executive officers Wenyu Lin and Yifan Zhang will beneficially own 7,829,362 Class A Ordinary Shares and 8,000,000 Class A Ordinary Shares, representing       % of the total voting power of our issued and outstanding share capital immediately following the completing of this offering. Accordingly, we may be deemed to be a “controlled company” under Nasdaq Marketplace Rules 5615(c). Although we currently rely on the “foreign private issuer” exemption under the Nasdaq listing rules, we may rely on the “controlled company” exemption in the future. If we elect to rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.
If we are listed on the Nasdaq Capital Market and our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.
The Nasdaq Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our Class A Ordinary Shares are listed on the Nasdaq Capital Market but are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our Class A Ordinary Shares. In addition, if our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Class A Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Class A Ordinary Shares are not so listed or are delisted at some later date, our Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established clients and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A Ordinary Shares might decline. If our Class A Ordinary Shares are not so listed or are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Class A Ordinary Shares would decline and that our shareholders would find it difficult to sell their shares.
We have not finally determined the use of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.
While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. We have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds” on page 53 of this prospectus.
We will incur significantly increased costs as a result of being a public company, and our management has no prior experience in managing and operating a public company and required to devote substantial time to compliance initiatives and reporting requirements associated therewith.
Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.
Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.
As of March 31, 2024, our management identified certain material weaknesses relating to the Company’s lack of in-house accounting personnel with sufficient knowledge of U.S. GAAP and SEC reporting experiences. In order to address and resolve the foregoing material weakness, we plan to take certain remedial measures including (i) hiring internal qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.
The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.
We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.
In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.
A sale or perceived sale of a substantial number of our Class A Ordinary Shares may cause the price of our Class A Ordinary Shares to decline.
All of our officers and directors and holders of 5% or more of our Ordinary Shares have agreed not to sell our Ordinary Shares for a period of [six months] following the effectiveness of this registration statement, subject to extension under specified circumstances. Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.
Based on the anticipated market price of our Class A Ordinary Shares in this offering and expected price of our Class A Ordinary Shares following this offering, and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including increased U.S. federal income tax liability and additional reporting requirements. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.
For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. holders who own our Class A Ordinary Shares if we were determined to be a PFIC, see the discussion under “— Passive Foreign Investment Company” below.
We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.
Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any share-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.
In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.
The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:
•
our goals and strategies;

•
our future business development, financial condition and results of operations;

•
expected changes in our revenues, costs or expenditures;

•
our expectations regarding demand for and market acceptance of our products and services;

•
competition in our industry; and

•
government policies and regulations relating to the nylon manufacturing industry, PRC export regulations, and trade policies of other overseas markets.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
We estimate that we will receive net proceeds from the sale of our Class A Ordinary Shares of approximately $        million (or up to approximately $        million if the underwriters exercise the over-allotment option) after deducting estimated underwriting discounts and estimated offering expenses.
We plan to use the net proceeds we receive from this offering for the following purposes:
•
approximately 65.0% for additions to and upgrade or revamp of our production equipment;

•
approximately 20.0% for research and development of new products; and

•
approximately 15.0% for our working capital and daily operations.

The precise amounts and percentage of proceeds we actually devote to each category of activity will depend on prevailing market and business conditions as well as opportunities that may arise from time to time. The expected use of the net proceeds from this offering above represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly from the above depending on numerous factors, including any unforeseen working capital requirements. Similarly, the priority of our uses of proceeds will depend on business and market conditions. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If any unforeseen event occurs or the business conditions change, we may use the proceeds of this offering differently from that described in this prospectus.
In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC Entities only through loans or capital contributions. For those proceeds of this offering to be used in China, we will need to convert the proceeds from U.S. dollars to RMB by way of capital contributions or loans to our PRC Entities. None of the proceeds of this offering can be loaned or contributed to our PRC Entities without additional government registration or approval. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans or make additional capital contributions to our PRC Entities to fund their capital expenditures or working capital. The relevant registration or approval processes for capital contributions and loans may take weeks to complete. While we currently see no material obstacles to completing the registration or approval procedures with respect to future capital contributions and loans to our PRC Entities, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC Entities. This is because there are no statutory limits on the amount of registered capital for our PRC Entities, and we are allowed to make capital contributions to our PRC Entities by subscribing for its initial registered capital and increased registered capital, provided that our PRC Entities complete the relevant necessary filing and registration procedures in accordance with the applicable laws and regulations. With respect to loans to the PRC Entities by us, (i) if the relevant PRC Entities are permitted by the competent regulatory authorities to adopt the traditional foreign exchange administration mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC Entities; and (ii) if the relevant PRC Entities adopts the foreign exchange administration mechanism as provided in the Notice of the PBOC on Full-coverage Macro-prudent Management of Cross-border Financing (the “PBOC Notice No. 9”), the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed three times (which may be varied due to the change of PRC’s national macro-control policy) of the net asset of the relevant PRC Entities. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC Entities. Therefore, we will adopt capital contributions or loans to our PRC Entities in consideration of the available statutory limits set out above and other factors such as usage of the fund when using the proceeds to finance our business operations in the PRC.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

DIVIDEND POLICY
No dividends were declared or paid by Camerry NMTL or other members of the Group for the years ended March 31, 2023 and 2024. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
Camerry NMTL is a holding company incorporated in the Cayman Islands. We may rely principally on transfer of funds, dividends and other distributions on equity paid by our PRC Entities for our cash and financing requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC Entities to pay dividends to us. See “Risk Factors — Risks Related to Doing Business in China — The transfer of funds, dividends and other distributions between us and our entities is subject to restriction,” on page 32 of this prospectus; “We may rely on dividends and other distributions on equity paid by our PRC Entities to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Entities to make payments to us could have a material and adverse effect on our ability to conduct our business,” on page 37 of this prospectus; and “Governmental management of currency conversion may limit our ability to use our revenues effectively, the ability of our PRC Subsidiaries to obtain financing and affect the value of your investment,” on page 37 of this prospectus.
Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or its share premium account, and provided that a dividend may not be paid out of its share premium account if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Please see the section entitled “Taxation” beginning on page 136 of this prospectus for information on the potential tax consequences of any cash dividends.

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2024:
•
on an actual basis; and

•
on an as-adjusted basis to give effect to the issuance and sale of         Class A Ordinary Shares by us in this offering at an assumed initial public offering price of $        per share, the midpoint of our estimated initial public offering price range per share, after deducting the estimated underwriting commissions and estimated offering expenses.

The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our Class A Ordinary Shares. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.
	As of March 31, 2024
	Actual(1)		As adjusted (Over-allotment option not exercised)(2)		As adjusted (Over-allotment option exercised in full)(3)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Debt:
Short-term bank borrowings	75,380	10,440
Other long-term debts, current	2,722	377
Other long-term debts, non-current	53,810	7,453
Shareholders’ equity
Ordinary shares, par value of US$0.0001, 450,000,000 Class A ordinary shares authorized, 9,987,911 Class A ordinary shares issued and outstanding, actual; 50,000,000 Class B ordinary shares authorized, 8,000,000 Class B ordinary shares issued and outstanding, actual	11	2
Additional paid-in capital	94,039	13,024
Retained earnings	(72,164)	(9,995)
Total Camerry NMTL shareholders’ equity	21,886	3,031
Non-controlling interests	221	31
Total shareholders’ equity	22,107	3,061
Total capitalization	154,019	21,331

(1)
Camerry NMTL is a Cayman Islands exempted company incorporated on August 8, 2024. The information herein is presented as if Camerry NMTL was incorporated and was the holding company of our Group as of March 31, 2024, and as if our corporate and share capital reorganization was completed as of March 31, 2024.

(2)
Reflects the sale of        new Class A Ordinary Shares in this offering after deducting the estimated underwriting discounts and estimated offering expenses payable by us, assuming the underwriters’ over-allotment option has not been exercised. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $      , which are calculated as follows: $       of gross offering proceeds, less underwriting discounts of $      , underwriter non-accountable expense

allowance of $      , and estimated offering expenses of $      . The as adjusted total equity of $       is the sum of the net proceeds of $       and the actual equity of $      .
(3)
In the event that the underwriters’ over-allotment option is exercised in full, a total of        new Class A Ordinary Shares will be issued and we estimate that the net proceeds will be approximately $      , which are calculated as follows: $       gross offering proceeds, less underwriting discounts of $      , underwriter non-accountable expense allowance of $      , and estimated offering expenses of approximately $      .

DILUTION
If you invest in our Class A Ordinary Shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per Class A Ordinary Share and our net tangible book value per Class A and Class B Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the net tangible book value per Class A and Class B Ordinary Share attributable to the existing shareholders for our presently outstanding Class A and Class B Ordinary Shares.
Our net tangible book value as of March 31, 2024 was approximately $20.0 million, or $0.17 per Class A and Class B Ordinary Share as presented on a retroactive basis to reflect the share capital reorganization where we established our dual-class share structure and pre-IPO share sale in [November 2024] following which Camerry NMTL had 17,987,911 Class A and Class B Ordinary Shares outstanding. Net tangible book value represents the amount of our total tangible assets, less the amount of our total liabilities. Dilution is determined by subtracting the net tangible book value per Class A and Class B Ordinary Share (as adjusted for the offering) from the initial public offering price per Class A Ordinary Share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.
After giving effect to our sale of         Class A Ordinary Shares offered in this offering based on the assumed initial public offering price of $        per Class A Ordinary Share, the midpoint of our estimated initial public offering price range per share, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2024, would have been $       , or $        per outstanding Class A and Class B Ordinary Share. This represents an immediate increase in net tangible book value of $        per Class A and Class B Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $        per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this offering.
The following table illustrates such dilution:
Post-Offering
Initial public offering price per Class A Ordinary Share	$
Net tangible book value per Class A and Class B Ordinary Share as of March 31, 2024		$0.17
Increase in net tangible book value per Class A and Class B Ordinary Share attributable to payments by new investors	$
As adjusted net tangible book value per Class A and Class B Ordinary Share immediately after this offering	$
Amount of dilution in net tangible book value per Class A and Class B Ordinary Share to new investors in the offering	$
The following tables summarize, on an as adjusted basis as of March 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Class A Ordinary Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.
	Class A and Class B Ordinary Shares purchased		Total consideration		Average price per Class A and Class B Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders who purchased our Class A and B Ordinary Shares		%	$	%	$
New investors who purchase our Class A Ordinary Shares		%	$	%	$
Total		100%	$	100%	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended March 31, 2023 and 2024 are derived from our audited financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.
OVERVIEW
We are a professional manufacturer of customized nylon filament products. Operating through our main operating subsidiary, Fujian Jiayi Chemical Fiber in the PRC, we specialize in the research and development and manufacture of elastic nylon functional yarn. We manufacture a variety of nylon filament products for our customers which are primarily Chinese downstream apparel makers. Our main nylon products can be divided into four segments, (i) primary POY products, (ii) common DTY products, (iii) functional and customized DTY products, and (iv) lace, fabric and others. Our primary POY products segment comprise POY (pre-oriented yarn), the basic material used to produce various other derivative nylon products. Our common DTY products segment comprises DTY (Drawn Textured Yarn), which is a traditional nylon stretch yarn for general apparel manufacture without special functionalities. Our functional and customized DTY products segment refers to our production of nylon filament with specialized and tailor-made functions, with the use of different process designs, parameter settings and process adjustments combined with on-site production conditions calibrated to meet our customers’ procurement requirements. Our nylon filament products can be used in a wide variety of downstream products, spanning from clothing to household textiles and medical apparel. Our sales of lace, fabric and related products commenced in 2022, with us working with third party manufacturers to produce our lace and fabric products for onward sale to our own customers.
Our Group was founded in July 1999 and our premises are located in Songxia Town, Changle District, Fuzhou City, Fujian Province, China’s famous “Lace Town”. Our PRC subsidiary has a registered capital of RMB95 million and our facilities have a total construction area of approximately 37,000 square meters, equipped with comprehensive manufacturing facilities and employee residential facilities. As of September 30, 2024, we employ 76 employees in China. In 2024, we commenced a corporate reorganization to prepare for our offering and listing, following which Fujian Jiayi Chemical Fiber became an indirect subsidiary of Camerry New Material Tech Limited, or “Camerry NMTL”, the Cayman Islands holding company of our Group.
GENERAL FACTORS AFFECTING OUR RESULTS OF OPERATIONS
The demand for our nylons filaments is primarily affected by the following general factors:
Technological Innovation:
Technological advancements is a key driver of development in the nylon filament industry. New production processes, the discovery and application of new materials, and improvements in product performance can all lead to product differentiation, thereby enhancing a company’s market competitiveness.
Market Demand Changes:
Changes in consumer preferences, lifestyle shifts, and the development of emerging industries can all influence the demand for nylon filaments. For example, with the increasing awareness of health, the demand for sportswear has grown, which in turn boosts the demand for nylon filaments with specific functionalities.

Raw Material Price Fluctuations:
The primary raw material for nylon filaments is synthetic fiber, whose price is significantly affected by external factors such as oil prices. An increase in raw material costs can directly impact production costs, thus affecting the Company’s profit margin.
Macroeconomic Environment:
Changes in macroeconomic indicators such as the rate of economic growth, consumer income levels, and employment rates can affect consumer purchasing power, which in turn impacts the demand for nylon filaments.
Supply Chain Management:
An efficient supply chain management system can effectively reduce costs, improve response speed and service quality, which is crucial for enhancing a company’s competitiveness. Changes in any of these general industry conditions could affect our business and results of operations.
SPECIFIC FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Besides the general factors affecting nylon fabrication industry, our business and results of operations are also affected by specific factors relevant to the Company, including the following major factors.
New functional Product Development:
The nylon fabrication industry is characterized by evolving technologies and industry standards, together with frequent new product introductions. This includes the development of new types of technology or the improvement of existing technologies. Our financial performance depends on our ability to design, develop, manufacture, test, market and support new products and product enhancements on a timely and cost-effective basis. New products often command higher prices and, as a result, higher profit margins. In order to remain competitive, we must continue to innovate, improve manufacturing yields and expand our sales.
The Impact of Major Customers:
Our largest customer is Fujian Donglong Knitting Co., Ltd., a PRC enterprise (“Fujian Donglong”), with sales accounting for 26% and 23% of our total sales revenue in fiscal years ended March 31, 2023 and 2024 respectively. Fujian Donglong is a PRC manufacturer renowned for its professional production of lace, clothing fabrics, women’s undergarment and other products, and has significant strengths in R&D. As a leading enterprise in China’s lace industry, Fujian Donglong occupies a leading position in technological innovation and has participated in the formulation of various industry standards in China, such as the “Knitting Warp Knitted Lace” industry standard and “Textiles 2-Methoxyethanol and 2-Ethoxyethanol” national standards. As the main drafting participant of industry standards, Fujian Donglong plays an important role in promoting industry standardization construction and we are deeply grateful to have had the opportunity to develop a close and long-term working relationship with Fujian Donglong.
Process Optimization and Cost Control:
Process optimization and cost control are crucial initiatives for our Company to improve efficiency, reduce costs, enhance quality, and strengthen competitiveness.
The Company continuously optimizes its production processes to reduce production cycles, lower defect rates, and increase equipment utilization. This not only increases output but also ensures the quality and stability of the products. Through meticulous management, the company effectively controls costs, significantly reducing production expenses.
Energy supply and energy costs control
Our production processes in China require a continuous supply of electricity. Interruptions to our power supply or increases in our energy costs could disrupt our operations and have a material adverse effect on our financial condition and results of operations. At our production facility in Fuzhou City, China, we primarily satisfy our energy needs from the public power supply network, and are subject to potential power disruptions and price increases. Any significant power disruptions or a significant increase in our energy costs could have a material adverse effect on our business, financial condition and results of operations.
KEY COMPONENTS OF RESULTS OF OPERATIONS
The following section presents the key components of our results of operations by the nature of corresponding operating activities for the periods indicated. While we currently use financial information to evaluate our overall business and financial performance, we believe that using by-nature financial information facilitates your assessment of our operating and financial performance. You should read this financial information in conjunction with our financial statements included elsewhere in this prospectus.
For the years ended March 31, 2023, and 2024
The following table summarizes the results of our operations for the years ended March 31, 2023 and 2024, respectively, and provides information regarding the percentage increase or (decrease) during such periods.
	For the year ended March 31,				% of Change
	2023	2024	2024	Change
	RMB	RMB	US$	RMB
	(in thousands, except for percentages)
Revenue	75,484	94,157	13,041	18,673	24.7
Cost of revenue	(65,102)	(71,579)	(9,913)	(6,476)	9.9
Gross profit	10,382	22,578	3,128	12,197	117.5
Operating expenses:
Research and development expenses	(2,740)	(8,338)	(1,156)	(5,598)	204.3
Sales and marketing expenses	(198)	(183)	(25)	15	(8.1)
General and administrative expenses	(2,924)	(2,291)	(317)	633	(21.6)
Total operating expenses	(5,862)	(10,812)	(1,498)	(4,950)	84.4
Income from operations	4,520	11,767	1,630	7,247	160.3
Interest income	1,084	496	69	(588)	(54.2)
Interest expense	(6,282)	(6,387)	(885)	(105)	1.7
Loss (Income) before income taxes	(678)	5,876	814	6,554	(966.7)
Income tax expense	—	—	—
Net (loss) income	(678)	5,876	814	6,554	(966.7)
Revenues
We derive revenues from the sales of high-end nylon-6 yarn, which encompass four distinct types: (1) revenue from primary POY products, (2) revenue from common DTY products; (3) revenue from functional and customized DTY products; and (4) revenue from lace, fabric and others.
The Company is focused on the development and production of functional DTY products and non-standard customized DTY products. The Company has its own research and development team which regularly cooperates with research teams from external educational institutions, composed of Ph.D. holders and professors from top universities in China, as well as experienced technical engineers. Together, our research team and our partners possess the first-hand professional vision and sensitivity to follow the trend of cutting-edge textile technologies and future industry development trends, which is the hotbed for new products and new business opportunities.

Innovative nylon products allow customers to introduce newer downstream product ideas to end-users, and actualize these products with large-scale production into the market, in order to open up more profit creation points for our customers outside the fiercely competitive traditional nylon products market, and also in turn brings returns to the Company. For the year ended March 31, 2024, our total revenue was RMB94.2 million as compared to RMB75.5 million for the year ended March 31, 2023. The Company’s total revenue increased by RMB18.7 million, or 24.7%, which was mainly due to the increase of functional and customized DTY products.
The revenue details are presented as below:
	For the year ended March 31,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Functional and customized DTY products	8,352	11.1	19,690	2,727	20.9
Common DTY products	34,566	45.8	45,603	6,316	48.4
Primary POY products	30,417	40.3	13,163	1,823	14.0
Lace, fabric and others	2,149	2.8	15,701	2,175	16.7
Total	75,484	100.0	94,157	13,041	100.0
Revenue from Functional and Customized DTY products
The Company’s revenue from functional and customized DTY products increased by RMB11.3 million, or 135.8%, from RMB 8.4 million for the year ended March 31, 2023 to RMB 19.7 million for the year ended March 31, 2024. Such growth in sales primarily resulted from new demands of existing customers, and sales volume increased by 311 tons from 384 tons in the fiscal year ended March 31, 2023 to 695 tons in the fiscal year ended March 31, 2024. The substantial growth in revenue is attributable to the Company’s relentless focus on the innovative development of functional DTY products, continually launching new products of superior quality, and precisely matching market demands. Particularly in the realm of customized solutions, the Company has garnered extensive recognition and preference from clients.
Revenue from Common DTY products
The Company’s revenue from common DTY product increased by RMB11.0 million, or 31.9%, from RMB 34.6 million for the year ended March 31, 2023 to RMB 45.6 million for the year ended March 31, 2024. The increase was mainly due to increased production output. With sufficient production capacity, the Company plans to shift focus toward manufacturing a greater volume of standard products as a substitute for the primary processed items, thereby optimizing our product mix and enhancing profitability.
Revenue from Primary POY products
The Company’s revenue from primary POY products with low-margin decreased by RMB17.3 million, or 56.7%, from RMB 30.4 million for the year ended March 31, 2023 to RMB 13.1 million for the year ended March 31, 2024. The decrease was mainly due to the Company’s strategic realignment. The Company will focus on increasing the production and sales of functional DTY products, customized products and common DTY products, while gradually reducing the production and sales of primary POY products. Primary POY products will be increasingly used as intermediates to be further processed into other common DTY products or functional DTY products.
Revenue from Lace, fabric and others
The Company’s revenue from lace, fabric and others increased by RMB13.6 million, or 630.6%, from RMB 2.1 million for the year ended March 31, 2023 to RMB 15.7 million for the year ended March 31, 2024. The increase was mainly due to the increase of lace and fabric output. Lace and fabric are products with long production cycles and high margins. The Company will produce and process them according to customers’ demand.

Cost of Revenues
Our cost of revenues mainly consists of inventories written-down, packaging cost and finished goods sold. The cost of finished goods include: direct materials, direct personnel costs, external processing fee, electricity costs, and depreciation of assets associated with the production.
Cost of revenues generally changes as production costs change, which are affected by factors including the market price of raw materials, product type, etc. For the year ended March 31, 2024, our total cost was RMB71.6 million as compared to RMB65.1 million for the year ended March 31, 2023. The Company’s total cost increased by RMB6.5 million, or 9.9%. The increase was mainly due to the increase of revenue and product structure optimization with higher profit margins. The cost of revenue details are presented as below:
	For the year ended March 31,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Functional and customized DTY products	(6,889)	10.6	(13,258)	(1,836)	18.5
Common DTY products	(27,736)	42.6	(38,461)	(5,327)	53.7
Primary POY products	(28,887)	44.4	(11,991)	(1,661)	16.8
Lace, fabric and others	(1,590)	2.4	(7,869)	(1,089)	11.0
Total	(65,102)	100.0	(71,579)	(9,913)	100.0
Cost of revenue from functional and customized DTY products
The Company’s cost of revenue from functional and customized DTY products increased by RMB6.4 million, or 92.5%, from RMB 6.9 million for the year ended March 31, 2023 to RMB 13.3 million for the year ended March 31, 2024, which was mainly due to sales volume which increased by 80.8%, and average unit cost which increased by 6.2% due to quality and complexity improvements.
Cost of revenue from Common DTY products
The Company’s cost of revenue from common DTY product increased by RMB10.8 million, or 38.7%, from RMB 27.7 million for the year ended March 31, 2023 to RMB 38.5 million for the year ended March 31, 2024. Sales volume increased by 12.7%, average unit cost increased by 22.2% due to greater use of POY yarn instead of nylon 6 chips as raw material for our production.
Cost of revenue from Primary POY products
The Company’s cost of revenue from primary POY products decreased by RMB16.9 million, or 58.5%, from RMB 28.9 million for the year ended March 31, 2023 to RMB 12.0 million for the year ended March 31, 2024. The decrease was mainly due to the Company’s strategic realignment. The Company intends to further decrease the production of low-margin primary processed products in the future. Sales volume increased by 55.4%, while average unit cost decreased by 7% due to the decrease of allocations of depreciation and electricity expenses.
Cost of revenue from Lace, fabric and others
The Company’s revenue from lace, fabric and others increased by RMB6.3 million, or 394.5%, from RMB 1.6 million for the year ended March 31, 2023 to RMB 7.9 million for the year ended March 31, 2024. The increase was mainly due to the increase of lace and fabric output.

Gross profit
	For the year ended March 31,
	2023		2024
	Gross profit	Gross margin	Gross profit	Gross margin	Gross margin
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Functional and customized DTY products	1,463	17.5	6,432	891	32.7
Common DTY products	6,830	19.8	7,142	989	15.7
Primary POY products	1,530	5.0	1,172	162	8.9
Lace, fabric and others	559	26.0	7,832	1,086	49.9
Total	10,382	13.8	22,578	3,128	24.0
Our gross profit increased by RMB 12.2 million, or 117.5%, from RMB 10.4 million for the year ended March 31, 2023 to RMB22.6 million for the year ended March 31, 2024. Gross margin for the years ended March 31, 2024 and 2023 was 24.0% and 13.8%, respectively. The increase in gross margin is primarily attributed to a rise in unit prices due to product structure optimization with higher profit margins.
Gross profit for functional and customized DTY products increased by RMB4.9 million, or 339.0%, from RMB 1.5 million for the year ended March 31, 2023 to RMB 6.4 million for the year ended March 31, 2024. The increase was mainly due to the Company’s strategy change to focus on the innovative development of functional, high-profit-margin products.
Gross profit for common DTY products increased by RMB 0.3 million, or 4.6%, from RMB 6.8 million for the year ended March 31, 2023 to RMB 7.1 million for the year ended March 31, 2024, which was mainly due to increased production output and partly offset by increased unit costs.
Gross profit for primary POY products decreased by RMB 0.3 million, or 22.7%, from RMB 1.5 million for the year ended March 31, 2023 to RMB1.2 million for the year ended March 31, 2024. The decrease was mainly due to the Company’s strategic realignment. The Company intends to further decrease the production of low-margin primary processed products.
Gross profit for Lace, fabric and others increased by RMB7.2 million, from RMB 0.6 million for the year ended March 31, 2023 to RMB 7.8 million for the year ended March 31, 2024. The increase was mainly due to increased production output of lace and fabric.
Operating Expenses
	For the year ended March 31,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
OPERATING EXPENSES:
Research and development expenses	(2,740)	(3.6)	(8,338)	(1,156)	(8.9)
Selling expenses	(198)	(0.3)	(182)	(25)	(0.2)
General and administrative expenses	(2,924)	(3.9)	(2,291)	(317)	(2.4)
Total operating expenses	(5,862)	(7.8)	(10,811)	(1,498)	(11.5)
Our operating expenses consist of research and development (“R&D”), selling and general and administrative expenses. Operating expenses increased by RMB 5.0 million, or 84.4%, from RMB5.8 million for the year ended March 31, 2023 to RMB10.8 million for the year ended March 31, 2024. The increase in our operating expenses was primarily due to a RMB5.6 million increase in R&D expenses, offset by RMB0.6 million decrease in general and administrative expenses.

R&D expenses primarily consisted of raw materials, electricity expenses, compensation and benefit expenses relating to our R&D personnel, depreciation of equipment as well as office overhead and other expenses relating to our R&D activities. R&D expenses increased by RMB5.6 million or 204.3% from RMB2.7 million for the year ended March 31, 2023 to RMB8.3 million for the year ended March 31, 2024. We will continue our efforts and investment in R&D in the future, in order to maintain a technical advantage in the market.
Selling expenses primarily consisted of salary and compensation expenses relating to our sales personnel, advertising expenses, promotional service fee, travel and other expenses relating to our sales activities. Selling expenses for the years ended March 31, 2023 and 2024 remained stable with minimal fluctuations.
General and administrative expenses primarily consisted of foreign exchange gain or loss, credit loss, other income or expense, salary and compensation expenses relating to our accounting, human resources and executive office personnel, and depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses decreased by RMB0.6 million or 21.6% from RMB2.9 million for the year ended March 31, 2023 to RMB2.3 million for the year ended March 31, 2024. The decrease was mainly due to the increase of other income amount to RMB 0.5million.
Our interest income decreased by RMB0.6 million, or 54.2% from RMB1.1 million for the year ended March 31, 2023 to RMB0.5 million for the year ended March 31, 2024, primarily due to our shareholder’s (Mr. Wenyu Lin) repayment of loans with an annual interest rate of 4.0%.
The Company lent RMB30.8million to Mr. Wenyu Lin, the founder of the Company with an annual interest rate of 4%. During the fiscal year ended March 31, 2023, the Company received RMB15.4 million from Mr. Lin Wenyu and recorded interest income of RMB1.0 million. The Company had an amount due from Mr. Wenyu Lin of RMB15.4 million as of March 31, 2023. The amount was fully recovered in the fiscal year ended March 31, 2024, and the Company recorded interest income of RMB0.2 million.
Our interest expense increased by RMB 0.1 million from RMB6.3 million for the year ended March 31, 2023 to RMB6.4 million for the year ended March 31, 2024.
Net Income
As a result of the foregoing, our net income increased by RMB6.6 million, from a net loss of RMB0.7 million for the year ended March 31, 2023 to net income of RMB5.9 million for the year ended March 31, 2024. The increase of net income is attributable to the RMB11.5 million increase in gross profit, offset by an increase of RMB4.2 million in operating expenses and a decrease of RMB0.6 million in interest income.
Liquidity and Capital Resources
Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to exchange control regulations in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of March 31, 2023 and March 31, 2024, the aggregate amount of cash of RMB11.5 million and RMB1.5 million respectively were held at major financial institutions in PRC.
We conduct our operations in China. A PRC company is permitted to pay dividends only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, a PRC company is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by a PRC company out of China is subject to examination by the banks designated by SAFE. Fujian Jiayi Chemical Fiber has not paid dividends for the year ended March 31,2023 and 2024 and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China. We do not intend to repatriate such funds in the foreseeable future, as we plan to use the existing cash balance inside the PRC for general corporate purposes.
As of March 31, 2024, the Company had working capital of negative RMB38.9 million and generated an accumulated deficit of RMB72.9 million. For the year ended March 31, 2024, the Company had net cash used in operating activities of RMB18.6 million. The net cash outflow was mainly due to increased accounts receivable and inventories and decreased accounts payable, offset by net income, depreciation, increased advance from customers and decreased advance to suppliers. For the year ended March 31, 2023, the Company had working capital of negative RMB86.5 million and generated an accumulated deficit of RMB78.8 million. For the year ended March 31, 2023, the Company had net cash used in operating activities of RMB34.6 million. The Company has historically funded its working capital needs primarily from operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume value of revenue contracts, the progress or execution of customer contracts, and the timing of accounts receivable collections.
In assessing its liquidity, the Company monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of March 31, 2024, the Company had cash and restricted cash of RMB1.5 million. The Company believes that its cash on hand and operating cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this prospectus. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.
For the years ended March 31, 2023, and 2024
	For the year ended March 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(34,623)	(17,558)	(2,433)
Net cash used in investing activities	(1,895)	(11,526)	(1,596)
Net cash provided by financing activities	57,918	5,938	822
Net increase/(decrease) in cash, cash equivalents and restricted cash	21,400	(23,146)	(3,207)
Operating Activities
Net cash used in operating activities was RMB18.6 million for the year ended March 31, 2024. Net cash used in operating activities for the year ended March 31, 2024 consisted of RMB5.9 million of net income, adjustment of RMB5.1 non-cash items, an increase of RMB19.9 million in inventory, an decrease of RMB12.0 million in accounts payable, an increase of RMB9.1 million in accounts receivable, an increase of RMB3.9 million in amount due from related parties, offset by an increase of RMB8.5 million in accrued expenses and other liabilities and an increase of RMB5.0 million in advance from customers.
Net cash used in operating activities was RMB34.6 million for the year ended March 31, 2023. Net cash provided by operating activities for the year ended March 31, 2023 mainly consisted of RMB1.1 million of net loss, adjustment of RMB5.1 million non-cash items, a decrease of RMB19.5 million in accounts payable, a decrease of RMB6.8 million in accrued expenses and other liabilities, an increase of RMB4.1 million in advance to suppliers, an increase of RMB3.6 million in accounts receivable and a decrease of RMB2.8 million in deferred revenues.
Investing Activities
Net cash used in investing activities was RMB 11.5 million for the year ended March 31, 2024, mainly consisting of RMB11.5 million paid for property, plant and equipment.

Net cash used in investing activities was RMB 1.9 million for the year ended March 31, 2023, mainly consisting of RMB1.9 million paid for property, plant and equipment.
Financing Activities
Net cash provided by financing activities was RMB7.0 million for the year ended March 31, 2024, mainly consisting of proceeds from bank loans of RMB136.3 million, proceeds from a shareholder loan by Mr. Wenyu Lin of RMB16.4 million, and repayment of bank loans and other borrowing of RMB145.9 million.
Net cash used in financing activities was RMB57.9 million for the year ended March 31, 2023, mainly consisting of proceeds from bank loans and other borrowings of RMB143.5 million, proceeds from a shareholder loan by Mr. Wenyu Lin of RMB16.4 million, and repayment of bank loans and other borrowing of RMB102.0 million.
Capital Expenditures
The Company made capital expenditures of RMB1.9 million and RMB11.5 million for the years ended March 31, 2023 and 2024, respectively. In these periods, our capital expenditure was mainly used for purchases of property and equipment. The Company will continue to make capital expenditures to meet the expected growth of its business.
Contractual Obligations
The Company had an outstanding bank loan of RMB129.5 million and RMB129.2 million as of March 31, 2023 and 2024, respectively.
The following table sets forth our contractual obligations and commercial commitments as of March 31, 2024:
	Payments Due by Period
	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 year
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Bank and other borrowings	131,912	78,102	53,810	—	—
Total	131,912	78,102	53,810	—	—
Off-Balance Sheet Arrangements
There were no off-balance sheet arrangements for the years ended March 31, 2023 and 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.
INFLATION
To date, inflation in China has not materially affected our results of operations. Although we have not been materially affected by inflation in the past, we may be so affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee, technology, and office related expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Concentration of credit risk
Assets that potentially subject us to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of our cash and cash equivalents and restricted cash are held with financial institutions that our management believes to be high credit quality. We periodically evaluate the credit worthiness of the existing customers in determining an allowance for estimated credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Foreign currency risk
The RMB is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of the SAFE or its local office has been obtained. The conversion of the RMB into foreign currencies is regulated by the State Administration for Foreign Exchange, under the authority of People’s Bank of China. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash, cash equivalents and restricted cash denominated in RMB24.7 million and RMB1.5 million as of December 31, 2023 and 2024, respectively.
Concentration of customers
The following tables summarized the customers with greater than 10% of total revenue and accounts receivable,
	For years end March31,
	2023	2024
Greater than 10% of total revenue
Customer A	26.3%	23.2%
	As of March 31,
	2023	2024
Greater than 10% of accounts receivable
Customer A	85.1%	43.8%
Customer B	*	21.4%
Customer C	*	14.5%
Customer D	*	11.9%

*
Less than 10%.

Critical Accounting Estimates
We prepare our financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.
Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our financial statements are described below, which should be read in conjunction with our financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider.
•
our selection of critical accounting policies;

•
the judgments and other uncertainties affecting the application of such policies;

•
the sensitivity of reported results to changes in conditions and assumptions;

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2 — Summary of Significant Accounting Policies to our financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates to mainly include valuation allowance of deferred tax assets.
Valuation of deferred tax assets
Deferred income taxes are provided using the assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operations. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as March 31, 2023 and 2024. However, since the deferred tax assets related to operating loss have a limited window of use, to be conservative, management decided to record a partial valuation allowance. Valuation allowance amounted to RMB3,367 and RMB2,463 as of March 31, 2023 and 2024, respectively. While we consider the facts above, our projections of future income qualified tax-planning strategies may be changed due to the macroeconomic conditions and our business development. As we estimate the allowance for deferred tax assets by considering whether sufficient future taxable income will be generated to utilize the existing deferred tax assets, such estimate may be altered if our forecasts of future profitability changes.
Recently issued accounting pronouncements
A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our financial statements.

CORPORATE HISTORY AND STRUCTURE
Camerry New Material Tech Limited, or “Camerry NMTL”, was incorporated under the laws of the Cayman Islands on August 8, 2024 as an exempted company and structured as a holding company. Our Operating Entity Fujian Jiayi Chemical Fiber was incorporated in July 1999 and is our primary operating entity in the PRC. In 2024, we commenced a corporate reorganization to prepare for this listing and offering, pursuant to which the shareholders of Fujian Jiayi Chemical Fiber incorporated their individual holding companies and transferred their equity interest in Fujian Jiayi Chemical Fiber such that Fujian Jiayi Chemical Fiber became an indirect subsidiary of our Cayman Islands holding company, Camerry NMTL. Camerry NMTL further undertook a share capital reorganization in [November 2024] and issued new shares to certain pre-IPO investors, following which Camerry NMTL’s authorized share capital is $50,000, divided into 450,000,000 Class A Ordinary Shares of par value $0.0001 each and 50,000,000 Class B Ordinary Shares of par value $0.0001 each, of which 9,987,911 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares are currently issued and outstanding. The payment terms for the subscription of our Class A Ordinary Shares by our pre-IPO investors are set out in Exhibit 10.4 of our registration statement on Form F-1 of which this prospectus forms a part.
The following diagram illustrates our corporate structure and our subsidiaries as of the date of this prospectus. We do not have a VIE structure.
Our executive officers Wenyu Lin and Yifan Zhang will beneficially own approximately     % of the voting power of Camerry NMTL immediately after completion of the offering, assuming the underwriter does not exercise the over-allotment option. Accordingly, Wenyu Lin and Yifan Zhang have and will continue to have significant influence on the management of our business.

BUSINESS
OVERVIEW
We are a professional manufacturer of customized nylon filament products, committed to providing multifunctional, environmentally friendly, non-standard customized elastic nylon new material products. Operating through our main operating subsidiary, Fujian Jiayi Chemical Fiber in the PRC, we specialize in the research and development and manufacture of elastic nylon functional yarn. Our Group was founded in July 1999 and our premises are located in Songxia Town, Changle District, Fuzhou City, Fujian Province, China’s famous “Lace Town”. Our PRC subsidiary has a registered capital of RMB95 million and our manufacturing facility has a total construction area of approximately 37,000 square meters, equipped with comprehensive manufacturing facilities and employee residential facilities. Our primary production equipment are imported from abroad, such as our German-made Oerlikon Barmag fully computer-controlled spinning and winding equipment production line, our German-made Oerlikon Barmag fully computer-controlled texturing equipment and our Italian-made RPR-branded fully computer-controlled texturing machine.
Since 2012, we began to actively explore and seek technological innovation in our products, and gradually realize the transformation and upgrading of our products. Our professional R&D and production teams have successively developed and mass-produced a series of nylon filament products with specific functions, such as our copper-infused antibacterial and antiviral nylon yarn, halogen-free and droplet-free flame-retardant nylon yarn, heat insulating and heat-storage nylon filament, far-infrared thermal insulation and health care nylon yarn, in-situ polymerized graphene nylon filament, nylon cooling filament, UV-resistant nylon filament, germanium ion filament, collagen filament, anti-mosquito nylon filament, as well as our environmentally friendly and biodegradable corn filament.
At the same time, we also participate actively in large-scale international exhibitions and seminars. On one hand, this increases our brand awareness and market presence, and on the other hand it also provides us with timely updates on market developments in the textile industry, and provide downstream customers with high-quality products and comprehensive services. Since 2016, we have expanded our sales reach to overseas markets, and we now export to various overseas textile markets, such as the United States, Italy, Canada, Belgium, Poland, Colombia, Czech Republic, South Korea, India, Vietnam, Pakistan, Bangladesh, India, Sri Lanka, Mexico, and Turkey.
The following table sets forth the key milestones of our corporate history:
Year	Milestone
1999	In July 1999, we were established in Songxia Town, Changle City, the famous “Lace Town of China”.
2006	In July 2006, we were rated as the 2006 Fujian Province User Satisfaction Service Enterprise by the Fujian Quality Association in China. Our “Jiayi Brand Nylon 6 Stretch Yarn” was rated as a “2006 Fujian Province User Satisfaction Product” by the Fujian Quality Association and was awarded the “Fuzhou Product Quality Award” by the Fuzhou Municipal Government.
2007	In 2007, we attained the ISO9001-2000 quality management system certification, and in 2015, we achieved the ISO9001-2008 quality management system certification.
2011	From 2011 to date, we have held the vice president position of the China Changle Chemical Fiber Textile Association.
2012	In 2012, our “Jiayi” trademark was awarded the title of “Fujian Famous Trademark” by the Fujian Provincial Administration for Industry and Commerce, and the “Jiayi Brand Nylon 6 Stretch Yarn” was awarded the title of “Fujian Famous Brand” by the Fujian Provincial People’s Government.
In July 2012, we began to develop and produce functional DTY products, such as far-infrared products, and corn filament products.

Year	Milestone
2014	In 2014, we started school-enterprise cooperation with Donghua University and served as a permanent member of the Donghua University “Fashion Fabrics and Accessories” School-Enterprise Cooperation Alliance Council in China.
In 2014, the Fujian Provincial Department of Science and Technology awarded us the title of “Fujian Science and Technology Enterprise”, and we were recognized as a “Fujian High-tech Enterprise” by the Fujian Provincial Department of Science and Technology, the Fujian Provincial Department of Finance, the Fujian Provincial State Taxation Bureau and the Fujian Provincial Local Taxation Bureau.
2017	Since 2017, we achieved the OEKO-TEX STANDARD 100 certification standards for our polyamide 6 yarn products. The OEKO-TEX Standard 100 was developed by the OEKO-TEX International Eco-Textile Association in 1992. There are now 16 testing associations whose main task is to test textiles for harmful substances to determine their safety. OEKO-TEX Standard 100 is now the most widely used textile eco-label.
2018	In 2018, the Fuzhou Municipal Science and Technology Bureau, the Fuzhou Municipal Industry and Information Technology Bureau, and the Fuzhou Municipal Finance Bureau awarded us with the “Fujian High-tech Enterprise Cultivation Certificate”.
2021	Since 2021, we obtained Global Recycled Standard (GRS) certification by Intertek. GRS is a voluntary, international, and comprehensive product standard. It targets supply chain manufacturers for product recycling, chain of custody control, recycled content, social responsibility and environmental regulations, and the implementation of chemical restrictions. The purpose of GRS certification is to ensure that the declarations on the relevant products are correct, and to ensure that the products are produced in a good working environment and with minimal environmental impact and chemical impact.
2022	In July 2022, the Fujian Provincial Department of Science and Technology, the Fujian Provincial Development and Reform Commission, the Fujian Provincial Economic and Information Commission and the Fujian Provincial Department of Finance awarded us the title of “Fujian Provincial Science and Technology Little Giant Leading Enterprise”.
2023	On December 28, 2023, the Fujian Provincial Department of Science and Technology, the Fujian Provincial Department of Finance and the Fujian Provincial Taxation Bureau of the State Administration of Taxation recognized us as a “High-tech Enterprise”.
OUR COMPETITIVE STRENGTHS
We believe the following are our key strengths which can help to distinguish us from our competitors:
We have a top-notch R&D team and possess cutting-edge industry technology in our domain, and we occupy a differentiated position in the field of functional specialty products.
We possess differentiated advantages by way of our “industry-university-research” cooperation network. Our own in-house R&D team is directly led by our CEO. Team members generally have more than ten years of front-line production experience and are highly familiar with production equipment and production processes. We also cooperate with professional colleges and institutes, such as Jiaxing University School of Materials and Textile Engineering and its doctoral and professor teams to jointly form research teams with complementary advantages, forming a research and development ecosystem of information sharing, basic research, technical research, technology promotion, and industrial application. Through school-enterprise cooperation, we have established stable cooperative relations with various scientific research universities and are in the leading position in the industry in flame retardant, copper-infused antibacterial, corn filament, graphene, far infrared nylon filament and other technologies.
Since 2012, we have been collaborating with Dr. Zhiyong Yan and his team of researchers at Jiaxing University. We test the theoretical research results of Dr. Yan’s team on the company’s test production line and transforms the theory into commercial products. See further “Business — Research and Development”. Our joint research and cooperation projects include: high concentration copper (15000PPM) (parts per million) copper antibacterial nylon DTY, white copper antibacterial nylon filament, bio-based polylactic acid (PLA) corn filament DTY, spinning grade (masterbatch added) water-repellent nylon filament, functional-spinning grade fine denier nylon porous anti-ultraviolet nylon DTY, functional-spinning grade non-droplet halogen-free flame-retardant nylon filament DTY, functional-spinning grade antibacterial and deodorizing nylon filament DTY, functional fabric-far-infrared nylon-spandex fabric, functional fabric-sunscreen anti-UV nylon-spandex fabric, light-absorbing and heat-storing nylon DTY. Such core technologies and research capabilities enable us to provide customized functional DTY products beyond what traditional nylon manufacturers can offer to customers.
Our emphasis on unique technological innovation and continuous process optimization differentiates our competitive advantages.
In the process of new product development, we have long insisted upon focusing on the mid-to-high-end product segments, in order to grow a differentiated reputation in the industry, and establish long-term cooperative relationships with well-known brand customers. As of September 30, 2024, we have obtained five software copyrights and 21 patents.
We have established a market-oriented R&D workflow that is closely attentive to market demand and fashion trends, in order to actively explore innovation in production processes, and we are committed to developing and producing new products that meet market demand and consumer preferences. During the Covid pandemic, the copper-infused antibacterial nylon products developed by the Company significantly improved antibacterial functionalities and were widely used in medical protective equipment. Such usage not only reflects our technological innovation capabilities, but also allows us to make a positive contribution to public health.
We have also introduced a customized product research and development model, actively collecting customer needs and feedback, and we collaborate actively with the customer’s own research and development departments. In this way, we are able to respond to market changes more efficiently, meet customers’ individual needs, and at the same time enhance our competitiveness. We conduct in-depth cooperation with customers to jointly upgrade the finishing process of our functional DTY products, which not only improves the stability of product performance, but also cuts production costs and shortens our production cycle.
Our focus is centered on the personalized needs of customers, exploration of diversified markets and enriching the variety of downstream application product categories.
On the one hand, our production equipment includes the full suite of imported German Oerlikon Barmag equipment and Italian-made RPR-branded equipment. Such equipment is able to provide consistent performance and stable production capacity, which are very suitable for the production of functional DTY products and customized products. Compared with traditional nylon producers, our direct customers are not limited to the garment fabric manufacturing industry, but also extend to makers of medical garments, sports protective gear, health care, beauty and skin care, and high-end luxury goods. For example, our copper-infused antibacterial nylon products are used in medical protective masks. Such masks are made from our products which exhibit logarithm of antiviral activity value of 4.2 as ascertained by the Guangzhou Detection Center of Microbiology, which is more effective than other antibacterial products in the market.
On the other hand, we have introduced a customized R&D model, and through in-depth cooperation with upstream suppliers and downstream customers, we are dedicated to exploring and guiding our customers’ diverse needs. Moreover, our Group’s flat management model enables customer needs and solutions to be efficiently and orderly disseminated within our organization. We are thus able to respond with agility to customer needs, and correspondingly pivot our development of new textile products that meet market needs through flexible solutions such as technological innovation and process optimization.
We have grown a reputable award-winning brand and cultivated a deep customer network
We are one of the first manufacturers in China to import foreign-made complete sets of production equipment technology in our start-to-end nylon fabrication production line. Our production equipment includes the German-made Oerlikon Barmag equipment and the Italian-made RPR-branded equipment, and our production line adopts process workflows aligned with international standards, and we have resultantly developed an excellent reputation in the industry. In July 2006, we were rated as a “2006 Fujian Province User Satisfaction Service Unit” by the Fujian Quality Association. The “Jiayi Brand Nylon 6 Elastic Yarn” we produced was rated as the “2006 Fujian Province User Satisfaction Product” by the Fujian Quality Association and was awarded the “Fuzhou Product Quality Award” by the Fuzhou Municipal Government in China.
After more than 20 years of development and accumulation, we have won market recognition in the nylon industry with high-quality products and services, established a high-end brand image in the industry, and grown our brand recognition. Our extensive history has enabled us to accumulate an in-depth downstream marketing network. The positioning of the Company’s products is aligned with that of many mainstream customers, and we have established stable business relationships with such customers. With the expansion of production capacity in the industry chain, the market demand for our products has increased, and we have accordingly established a relatively comprehensive marketing and customer management system.
We are strategically located in a professional textile industry hub in China
Our main production and operation site is located in Changle, Fuzhou. Changle, Fuzhou is China’s largest nylon civilian-use filament production base. Changle occupied a leadership position in China’s textile industry in 2023: being the country’s largest nylon civilian fiber production base, accounting for one-third of the country’s production capacity; the country’s largest warp knitted lace fabrics, accounting for 60% of the country’s production capacity; and the country’s largest chemical fiber blended yarn production base, accounting for 50% of the country’s production capacity. In 2023, Fujian Province’s nylon yarn production capacity accounted for 47% of the country’s production capacity, ranking first in the nation. Fuzhou Changle has a comprehensive chemical fiber textile industry chain, with many well-known domestic chemical fiber raw material suppliers and chemical fiber textile enterprises, forming a unique chemical fiber and textile industry hub in this region. This cluster effect enables us to have significant advantages compared to our competitors in other regions in accessing market information, product research and development, technological innovation and market expansion.
We will continue to differentiate our products and focus on the future potential of green, low-carbon, and recycled nylon
With the popularization of healthy and environmentally friendly consumption concepts, the pursuit of fashion, sports, functionality, and health and environmental protection has become the central theme of production and consumption. The demand for functional and differentiated products such as recycled and environmentally friendly, high moisture absorption and perspiration, antibacterial, and anti-ultraviolet has grown rapidly. The production of high-value-added differentiated, functional nylon products and recycled nylon filament products has become the key direction of industry development.
We have consistently adhered to the concept of sustainable development and continuously increased o development and production proportion of green, low-carbon, and recycled nylon products. We have launched a series of environmentally friendly recycled nylon filament products, which have met the global recycling standard GRS 4.0 certification as certified by Intertek and OEKO-TEX STANDARD 100 certification standards. Our high-end, green series nylon products are exported to South America, Europe, Southeast Asia, the Middle East and other countries and regions, and are widely used in outdoor, sports, leisure, undergarment and other fields. We foresee that our line of sustainable products will be key to our future business expansion and financial performance.
OUR GROWTH STRATEGIES
Continue R&D investment and further deepen university-enterprise cooperation.
For the fiscal years ended March 31, 2023 and 2024, our R&D investment was and will be approximately RMB2.7 million and RMB8.4 million respectively. We foresee and target continued increase in our R&D investment. On the one hand, we will continue to deepen college-enterprise cooperation with Jiaxing University in China and other institutions, promote industry-university-research cooperation, make full use of the research strength of universities, cooperate with university laboratories to develop key technologies, and collaboratively share the results of such research. At the same time, we are constantly on the search for new and suitable partners to jointly explore industry-university-research, and strengthen our R&D team, in order to keep our Company’s technical level at the forefront of the industry. At the same time, our CEO takes personal responsibility in cultivating and growing our R&D team via continuous recruitment of outstanding professional and technical personnel. For instance, in August 2024, our two new experienced process engineer hires have reinvigorated our R&D team which we believe will prepare us for the launch of new production lines in the future. Our goal is to integrate innovations in new technologies and new processes in order to sharpen our competitiveness and stay abreast of the latest trends.
Commitment to solving industry problems and develop high value-added products.
We continue to invest in cutting-edge technologies in the industry in order to solve practical problems with practical solutions. We are committed to solving industry problems and developing more products with high added value. We have continuously invested in functional DTY product lines, such as flame retardant technology, far infrared technology, copper-infused antibacterial and corn filament technology, and have attained positive results in our productions. The nylon filament produced using the copper-infused antibacterial and antiviral technology independently developed by us possesses excellent antibacterial and antiviral properties. The antiviral activity rate reaches 99.9%, as ascertained by the Guangzhou Detection Center of Microbiology, while the logarithm of antiviral activity value reaches 4.20, with the national standard logarithm of antiviral activity value being greater than or equal to 3.0, which means that our product’s antiviral effect is positive. Such product also possesses medical-grade water-resistant performance even after repeated washing. Using the non-masterbatch added far-infrared nylon production technology independently developed by us, while greatly reducing the production cost of far-infrared products, we also ensure that the product heat insulation functions can still meet market-standard product specifications. The halogen-free and non-melting droplet-free flame-retardant nylon products jointly developed with our external research partner and produced by us have also resolved the problem of the melting droplet phenomenon of halogen-free flame-retardant nylon in the industry, a problem which causes health hazards in fire outbreaks when nylon materials melt under extreme heat. Such product thus promotes the wider application of flame-retardant nylon in downstream related use scenarios. Finally, the heating and heat storage nylon material jointly developed with our external research partner and produced by has achieved industry-leading heat storage performance by not only preventing heat dissipation like traditional nylon filament, but also is capable of absorbing and storing external heat and transferring it to the human body for added warmth.
By epitomizing our “customer-centric” values, we deeply explore and guide customer needs and respond in a timely manner to provide customers with customized products.
Through innovative thinking and cross-border cooperation, we deeply explore and guide customers’ needs for functional DTY products and customization, and while discovering more new profit points for customers, we also create greater profits for ourselves and achieve a win-win situation.
Taking antibacterial products as an example, the traditional post-treatment process is to soak the finished fabric in an antibacterial solution to infuse the antibacterial function into the fabric. Such method does not produce long-lasting performance and the cost of production remains high. Our built-in spinning process is able to actuate the nylon yarn’s own antibacterial function in the form of molecular bonds during the high-temperature melting stage of the production process, which produces a long-lasting antibacterial effect in a safe and low-cost manner.
We are committed to promoting sustainable development and provide customers with better products to achieve their ESG goals
We are deeply committed to the global movement of sustainable development, optimizing product structure, and continuously increasing the development and production proportion of green, low-consumption, and recycled nylon products. We have met the testing standards of OEKO-TEX STANDARD 100 Swiss Confidence Textiles for infant products with respect to certain of our product lines, and we are one of a select group in the industry that meets this standard. We have also launched a series of environmentally friendly recycled nylon filament products and met the global recycling GRS certification standard. Through equipment transformation, the production of functional and differentiated small order products has been increased to provide customers with better products and better meet customer needs.

Continuously optimize our own product structure, make full and effective use of our production capacity, expand our network of high-end customers and end product customer groups, and further grow our profitability.
We will continually strive to optimize our product structure. We target to form a full production chain product structure comprising primary nylon products, common DTY products, functional DTY products, customized DTY products and fabric lace and other end-user products to meet the different needs of customers. We also intend to gradually reduce the sales of our primary POY products, which typically generate lower profit margins. The primary POY products we produce will then be mainly used for further processing, thereby ensuring the performance and quality of our common DTY products, functional DTY products and customized DTY products from such base material. We will also strive to stabilize and improve the output and quality of our common DTY products, and thereafter the production and sales of such common DTY products, which will form the basis for ensuring the effective utilization of our production capacity. We aim to further increase our research and development efforts and the market development of our functional DTY products and customized DTY products. After more than ten years of continuous investment, the Company has differentiated its position in the industry from traditional manufacturers in terms of functional DTY products and has accumulated rich experience in product customization. In the future, we will focus on promoting the market development of functional DTY products and customized products, further strengthening our connection with the end-user market, increase the sales and market share of such products, and further increase the proportion of our production and sales of such products. Based on our many years of product R&D, production experience and market knowledge of end customers, in the near future, we plan to develop new functional stable production lines and intelligent functional fabric production and weaving facilities, with such products forming the foundation of our new growth highlights.
OUR MAIN PRODUCTS AND TECHNOLOGIES
Our main products can be divided into four segments, (i) primary POY products, (ii) common DTY products, (iii) functional and customized DTY products, and (iv) lace, fabric and others.
Primary POY products
Our primary POY products segment comprise POY (pre-oriented yarn), which is the basic material used to produce various other derivative nylon products. POY is a partially oriented filament produced by melt spinning (pre-spinning) of nylon 6 chips. Compared with completely unoriented virgin yarn (such as UDY, or UnDrawn Yarn), POY yarn is partially oriented, but still retains a certain degree of crystallinity and orientation, which makes it easier to handle and shape in subsequent processing.
Polyamide 6 chips, also known as nylon 6 chips, is an important synthetic material, mainly produced by the ring-opening polymerization of caprolactam. Nylon 6 chips usually appear as colorless, transparent or translucent cylindrical particles. Caprolactam is produced by the Beckmann rearrangement reaction of cyclohexanone oxime, which is produced by the reaction of cyclohexanone with ammonia. Cyclohexanone itself is not directly extracted from petroleum, but its production and supply chain are closely related to the oil refining and processing industry. The benzene required for cyclohexanone production mainly comes from petroleum cracking, and the energy demand in the cyclohexanone production process is mainly provided by natural gas and petroleum; the production of cyclohexanol requires hydrogen, which is usually extracted from natural gas or petroleum cracking gas. Major global cyclohexanone suppliers include Sinopec, PetroChina, BASF, and Dow Chemical. The nylon 6 chips that we use in our production are mainly purchased from suppliers located in Fujian province and other parts of China.
POY has been partially oriented during the spinning process, but not completely oriented, and so they retain a certain level of elasticity and softness compared with fully oriented filaments, POY has a lower crystallinity, which makes it easier to heat set and stretch in subsequent processing. Such softness and elasticity of POY make them easier to handle in subsequent processing, which is suitable for the production of various textiles. POY has a high degree of orientation, usually with a birefringence of 0.025 – 0.060, an elongation at break of 150% – 100%, a low degree of crystallinity (<5%), a stable structure, no deterioration during storage and transportation, and good post-processing performance.
Pre-oriented yarns (POY) are the starting material for a wide range of fashion, sports, functional and home textiles. Following production, POY yarns are textured and -with around 40 percent-make up the lion’s share of the global production of manmade filament and yarns.

POY are by its nature semi-finished products. We utilize our POY, or our primary POY products, partly for self-use and partly for sale to other companies. In the fiscal years ended March 31, 2023 and 2024, sales revenue of our primary POY products were RMB30.4 million and RMB13.2 million respectively. Based on our strategic future planning, our POY products will be increasingly used for internal use for other derivative common DTY products and functional DTY products, rather than for sale to other companies.
Common DTY products
Our common DTY products segment comprises DTY (Drawn Textured Yarn), which is a traditional nylon stretch yarn for general apparel manufacture without special functionalities. The finished yarn is made by continuously or simultaneously stretching and deforming the semi-finished POY yarn on a texturing machine. Nylon stretch yarn typically possess the following characteristics:
Physical properties:
•
High strength: Nylon filament has high tensile strength and can withstand large external forces without breaking easily.

•
Good elasticity: Nylon filament can quickly return to its original shape after being subjected to external forces and is not easily susceptible to permanent deformation.

•
Abrasion resistance: Nylon filament has good abrasion resistance and can maintain a long service life even in frequent friction environments.

•
Lightweight: Nylon has a low density, and nylon products are lightweight and easy to carry and use.

•
Softness: Nylon filament is soft to the touch and comfortable to wear, which makes it suitable for undergarment, sportswear and other close-fitting clothing.

Chemical properties:
•
Corrosion resistance: Nylon filament has good corrosion resistance to most acid and alkali solutions but may be affected under strong acid and alkali conditions.

•
Hygroscopicity: Nylon filament has a certain hygroscopicity, which can regulate humidity to a certain extent and improve wearability and comfort.

•
Oil resistance: Nylon filament has good resistance to most oil substances and is not easily contaminated by oil.

Processing properties:
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Dyeability: Nylon filament is easy to dye and can be made into various colored products.

•
Spinnability: Nylon filament can be blended with other natural or synthetic fibers to improve the performance of the fabric.

•
Processability: Nylon filament can be made into various forms of other products through different processing methods (such as spinning, weaving, and knitting).

Nylon filament has a wide range of applications, including (i) textiles and clothing: Nylon filament is widely used to make undergarment, sportswear, socks, swimwear and other types of clothing. (ii) Medical supplies: Nylon filament can be used to make medical supplies such as bandages and surgical sutures. (iii) Household items: Nylon filament can be used to make household items such as carpets, curtains, and furniture fabrics.
Compared with other types of high-performance synthetic fibers, the production cost of nylon filament is relatively low, which translates to a greater performance to cost ratio. With the increasing awareness of environmental protection, we have also started producing recyclable nylon products, which helps reduce environmental pollution and meet our customers’ ESG goals.
Our revenue from common DTY products increased by RMB11.0 million, or 31.9%, from RMB 34.6 million for the year ended March 31, 2023 to RMB 45.6 million for the year ended March 31, 2024.

Such increase was mainly due to increased production output. With sufficient production capacity in place, we plan to gradually shift our focus towards manufacturing a greater volume of common DTY products, instead of our primary POY products, thereby optimizing our product mix and enhancing profitability.
We are located in Changle, Fujian in the PRC, which is a lace and warp knitting industrial hub, where a wide range of downstream customers are similarly situated, generating a large demand for common nylon products. The sales of our common DTY products accounted for 45.8% and 48.4% of our total sales in the fiscal years ended March 31, 2023 and 2024, respectively. At the same time, such customers are also potential targets for our other functional DTY products. In the midst of cultivating new customer groups, we also focus on exploring new product ideas from existing customer groups. This is also an inevitable development pathway for downstream customers to stand out in an increasingly competitive market environment. In summary, our 25 years of experience in nylon production enables us to increase our yield of common DTY products while also sustaining our functional nylon product research and development, allowing our production and sales processes to progress smoothly and efficiently.
Functional and customized DTY products
Through spinning-level processing technology, various special functional masterbatches are added to achieve stable and long-term filament materials. Our specialty products include the following which provide specific functionalities and features for customers in their individualized downstream products.
Copper-infused antibacterial and antiviral nylon
Copper-infused antibacterial and antiviral nylon is a nylon product made using the antibacterial properties of copper ions, illustrated as follows.
Through independent research and development, we successfully combined such functions of copper ions with the wearing and weaving performance of nylon stretch yarn. Copper itself is one of the trace elements needed by the human body, which makes them usage safer than traditional antibacterial silver. Our original copper series antibacterial can increase the copper content without affecting the weaving performance of nylon yarn, effectively achieving high antiviral efficiency and durability. Our nylon-based copper-infused antibacterial stocking was tested by the Guangzhou Detection Center of Microbiology (Guangzhou, China) to have achieved a logarithm of antiviral activity of 4.20, antiviral activity rate of 99.99%, and demonstrate other properties below:
1.
Anti-bacterial, Anti-mite, Anti-virus: Candida albicans resistance: 99.99%; Escherichia coli resistance: 99.99%; Staphylococcus aureus resistance: 99%

2.
Odor-free, Odor-blocking

3.
UV Protection: 50+

4.
Mite-dispelling: 80+

5.
Premium wash durability

Due to such functionalities, our copper-infused antibacterial and antiviral nylon can be used in new types of functional wound dressings, can be applied in high value-added medical textiles, such as medical masks, high-protective masks, and also in health-care undergarment, odor-resistant socks, home textiles, mattresses, bed sheets, golf apparels, pillows, sportswear, and yoga clothing.
Halogen-free flame retardant nylon
Our halogen-free flame retardant nylon yarn is a specially treated nylon material that does not produce halogen gas when burned and does not form molten droplets due to high temperature, thereby improving the safety of the material. The existing flame-resistant nylon prevalent in the market achieves flame retardancy by adding halogens which release toxic gases during combustion, which constitutes another serious source of harm to humans in a fire. Another serious and common harm in fires derives from the damage caused by the molten droplets of nylon fabrics. Our functional nylon product is halogen-free and will not produce molten droplets during combustion, and thus will not continue to burn after terminating contact with an open flame, with the flame being extinguished within two to three seconds, and will not experience smoldering.
Halogen-free and droplet-free flame-retardant nylon is widely used in many fields due to its environmental protection, safety and flame-retardant properties, especially in safety protection equipment, aircraft seats and interior decoration. The material we produce is environmentally friendly and non-toxic to humans, animals and plants, and can be safely used in home textiles, such as carpets, sofas and curtains.
Far-infrared nylon yarn
Far-infrared nylon yarn is a new functional filament which can absorb and reflect far-infrared radiation as a result of physical modification during production. Far infrared materials are directly embedded into nylon filaments by physical or chemical methods. When heat emitted by the human body is absorbed by the filament, far infrared material will emit far infrared rays, which can be reabsorbed by the human body, thus producing a warming effect. Certain materials can also absorb and store heat, and release heat when the temperature drops, providing a heat preservation effect.
Our far infrared nylon filament releases infrared wavelengths (8 – 15 microns), which closely match the human body’s far-infrared wavelength (9.6 microns). This wavelength matching produces resonance, activating molecular activity within the body, improves cellular permeability and oxygen enhancing content in the body, and promotes blood circulation and metabolism. Such product is able to be used for thermal regulation and help regulate body temperature by absorbing excess heat and releasing it gradually. Derivatively, such material can aid in reducing fatigue, restoring physical strength and reducing pain symptoms. The technical nanoparticles embedded within the filament create a porous surface and increased surface area improves the surface activity and state of the filament, enhancing its antibacterial properties. The porous structure allows for better air circulation, reducing moisture and creating an environment less favorable for bacterial growth. Other additional characteristics include comfort and softness compared to typical nylon filaments. Moreover, the far-infrared functionality of our product remains consistent and stable even after multiple washes.
Our far-infrared nylon yarn can be used in sportswear and enhance performance by promoting faster recovery and reducing muscle soreness. It can also be used in outdoor gear to keep users warm and comfortable under cold conditions. In medical textiles, far-infrared nylon yarn can be used for therapeutic clothing and accessories to aid in patient recovery and pain relief. In home textiles, this can be used for bedding and blankets to provide warmth and health benefits. By leveraging the benefits of far-infrared technology, our far-infrared nylon yarn offers a range of health-promoting features that make it ideal for use in a variety of products aimed at improving well-being and comfort.
Graphenenylon filament
Graphenenylon filament is a functional filament made by combining graphene material with nylon filament. Graphene is the two-dimensional sheet constituted by carbon atoms and creating an ordered hexagonal lattice, which is currently one of the lightest, thinnest and hardest material available. After a series of independent research and development, we integrated such material into nylon yarn to realize its weavability and wearability.
Our graphenenylon filament material demonstrates anti-bacterial and anti-mite properties, allowing for wide application in medical clothing, protective suits, medica masks, and medical mattress. The far-infrared properties also makes it useable for winter undergarment and functional outdoor sport clothing, such as climbing and skiing. Graphenenylon filament is ultraviolet-proof which is ideal material for sun-protective garment, such as golf clothing, yoga clothing, and swimsuits. Being high-abrasive and resistant to cuts, this material can be applied in functional gloves and policeman uniform. Additional fire-retardant properties makes graphene yarn a viable choice for fireman uniform and protective clothing for hazardous chemical operations.
High performance heat-raising and heat-storage nylon
Our heat-raising and heat-storage nylon filament product is a functional filament that is processed through a special process which adds specific materials (such as certain metal oxides or ceramic materials) to nylon filament, enabling the end product to rapidly absorb and store heat and slowly release it when needed, thereby achieving the effect of warming and heat storage. Certain materials can also emit far infrared rays, which can be absorbed by the human body, creating a warming effect and further improving the warmth of the fabric.
Our heat-raising and heat-storage nylon used in fabrics can achieve an average temperature rise of more than 10 degrees Celsius within 20 minutes, which is higher than the average 4 – 6°C temperature rise for other common market products, and can achieve this even in the absence of light at night where the material retains excellent performance, due to the use of our yarn product which will absorb the human body’s own heat to achieve the effect of temperature rise and warmth retention.
As a result, our line of heat-raising and heat-storage nylon is suitable for use in a variety of end-products, such as sportswear (including winter sportswear, thermal undergarment and tights), outdoor equipment (such as mountaineering clothes, ski clothes, and camping supplies), medical supplies (such as thermal knee pads, waist belts, and material used for rehabilitation care), household items (such as thermal sheets, quilts, and blankets) and special work clothing (such as work clothes used in extremely cold environments to ensure the safety and comfort of the wearer).
Biodegradeable corn filament
Our corn filament product line is bio-based filament made by converting corn starch. This filament is often called polylactic acid (PLA) filament because it is mainly polymerized by lactic acid produced by fermentation of corn starch. Starch is first extracted from corn and then converted into lactic acid through a fermentation process. Lactic acid is polymerized to form polylactic acid (PLA). PLA is processed through spinning and other processes to form filaments. In the natural environment, PLA filaments can be decomposed into carbon dioxide and water under the action of microorganisms and will not cause pollution to the environment.
The raw materials for biodegradeable corn filament are derived from renewable resources (corn), thereby reducing the dependence of nylon production on petroleum-based materials. Under appropriate environmental conditions, the corn filament can be decomposed by microorganisms to reduce garbage accumulation. At the same time, corn filament retains good strength and toughness and is suitable for a variety of processing techniques. Corn filament feels soft to the touch, has good breathability, and is comfortable to wear to the user. Moreover, it is non-toxic and harmless and is safe for use on the human body.
In the apparel industry, corn filament can be used to make undergarment, clothing, and sportswear, especially in brands which focus on environmental protection and sustainable development. Corn filament can also be used in packaging materials to replace traditional plastic packaging and can be used for food packaging and shopping bags. Hygiene products applications include products such as diapers, sanitary napkins and other disposable products. In terms of medical supplies, corn filament can be used to produce disposable medical supplies, such as surgical gowns and bandages. Finally, in industrial applications, corn filament can be used as agricultural films and soil reinforcement materials, as the degradable properties help limit agricultural waste.
GRS certified recycled nylon
Renewable nylon (also known as recycled nylon) refers to nylon made from collecting, processing and converting waste nylon products or industrial waste into new nylon filaments. The manufacturing process commences from the collection of waste nylon materials, such as abandoned fishing nets, carpets, and other industrial waste. The collected materials are cleaned to remove impurities and other contaminants. The purified waste nylon is converted into new filaments through physical methods (such as melt spinning) or chemical methods (such as depolymerization and repolymerization). Finally, these new filaments can be used to make various types of textiles and other products.
Through recycling, the demand for mining of limited resources is reduced, reducing the pressure on the environment. The treated renewable nylon can maintain similar performance to virgin nylon, with good wear resistance, elasticity and strength. Such recycling promotes the effective use of resources and supports sustainable development. Renewable nylon has a wide range of applications, including but not limited to the apparel industry (such as sportswear and undergarment), household items (such as carpets, curtains and other home textiles), automotive interiors (such as car seats, ceilings and other parts), industrial uses (such as ropes, seat belts and other industrial applications that require high-strength filaments) and in the fishing trade (can be used to make fishing nets, especially those that are easily abandoned in the ocean, in order to reduce marine pollution).
Lace, fabric and others
We commenced sales of our lace, fabric and related products segment in 2022. To date, we primarily contract with third party manufacturers situated in Fujian province to utilize our primary POY products to produce lace and fabric products for onward sale to our own customers. In the future, we may produce such lace, fabric and related products within our own production facilities, depending on market demand and prices.
Nylon lace is a lightweight, soft and durable decorative fabric that can be manufactured using a variety of weaving methods, including but not limited to weaving, knitting or embroidery. Such lace usually has fine patterns and designs, can be flat or three-dimensional, and can have a variety of colors, which can be customized according to customer needs. Nylon lace is widely used in women’s clothing, undergarment, and wedding dresses, adding a refined and elegant texture to clothing. They are also used to make accessories, such as handkerchiefs, scarves, and headdresses to infuse fashion elements; as a decorative element for household items such as curtains, tablecloths, and chair cushions to enhance beauty in the living environment; and can also be used for craft products and certain special purposes.
Nylon fabric can be produced through different manufacturing processes to produce fabrics of various textures and functions. It can be used alone or blended or interwoven with other filaments (such as cotton, polyester, and spandex) to make fabrics with different characteristics.
Nylon fabric typically exhibits high strength, good wear resistance, good elasticity, and such elasticity can be enhanced by adding elastic filaments such as spandex. Nylon fabric also provides good resistance to most acids, alkalis and solvents, is easy to wash and dry, has strong wrinkle resistance and is easy to maintain. Nylon fabric is also easy to dye and can be dyed into various bright colors. Although nylon is not as breathable as natural filaments, its breathability can be improved in sportswear through proper treatment.
Nylon fabric plays an important role in modern life due to its many excellent properties, especially in areas that require high-performance materials. However, it is worth noting that the environmental friendliness of traditional nylon fabrics is relatively poor because it is a synthetic filament that is not easily biodegradable. In contrast, the renewable nylon and biodegradable corn filament developed and produced by our Company in recent years are new products that are in line with sustainable development and low-carbon requirements.
Our revenue from the lace, fabric and others segment increased by RMB13.6 million, or 630.6%, from RMB 2.1 million for the year ended March 31, 2023 to RMB 15.7 million for the year ended March 31, 2024. The increase was due to the increase of our lace and fabric output. Lace and fabric are products with long production cycles and high margins. We intend to continue to produce and process them according to customer demand, and in the future, terminal products such as lace and fabric will become an important direction for our corporate development. This is partly because such products are high-gross-margin product lines. Moreover, direct cooperation with end-user garment manufacturers will facilitate in-depth understanding of the needs of ultimate end-users. In the midst of expanding our customer base, we will also be able to more accurately position our product in the market and provide more fundamental and effective direction guidance for our research and development, production and sales strategy.
OUR BUSINESS AND SALES MODEL
Sales and Marketing
The Company’s products are mainly in the PRC and abroad in a direct sales model. Compared to indirect sales through third party intermediaries, direct sales to end customers afford us the opportunity to timely grasp evolving customer needs and is more conducive to the maintenance of a long-term and stable cooperative relationship with customers. Direct sales can also strengthen our understanding of the market, uncover the latest trends in market changes, reasonably coordinate the purchase time and production arrangements of raw materials, and facilitate the company to avoid market risks and reduce the cost of raw material procurement.
Our products are currently mainly sold domestically in China, but we are actively exploring overseas market opportunities. Our sales region is mainly concentrated in provinces with developed textile industries in China, such as Zhejiang, Jiangsu, Fujian, and Guangdong in southeast coastal China. We also sell a small portion of products to foreign markets, mainly in Mexico and some countries in Southeast Asia.
On the one hand, 25 years of operation have endowed us with a large volume of customer information and networking resources. Concurrently, we place significant emphasis on deepening relationships with longstanding clients, by continually exploring and addressing their emerging needs to augment sales opportunities. In contrast to substantial investments in conventional advertising or other high-cost marketing endeavors, we prioritize fostering customer loyalty and enhancing the value throughout the customer lifecycle. This strategic approach not only reduces our marketing expenditure but also fosters a steady and sustainable growth for our enterprise.
Moreover, products, especially functional DTY products and customized products, have high requirements for stability. Once a customer places an order, the subsequent cost of change is very high and affects the customer’s product performance, which thus stabilizes our relationship with our customer.
The extensive accumulation of downstream customer data has proven instrumental in securing the trust and endorsement of our cohort of clients seeking functional yarns, with this client base continuously expanding over time. Endorsements from both downstream customers and industry peers, coupled with active participation in numerous international and domestic trade exhibitions, have collectively bolstered the Company’s brand reputation, extending its influence both in breadth and depth. Such offline interactions at exhibitions facilitate face-to-face communication and enhance customer confidence in our professionalism and reliability. Consequently, the introduction of our tailor-made products empowers clients to innovate within their markets, unlocking new revenue streams beyond the conventional, highly competitive landscape, and concurrently yielding returns for our Company.
Pricing and settlement
The sales price of our products is determined by our marketing management according to the actual and evolving market situation to solicit opinions on competing and substitute product prices, and we formulate our product sales price list based on market information, forecasts, product costs, and inventory status.
All sales of major products are conducted in the spot market, which refers to settlement based on the current market price. The company’s sales are settled with prepayment followed by delivery. We provide certain customers with good credit histories with settlement credit periods, and such payment will be collected according to the agreed contract agreement terms.
Pre-sales product matching evaluation
Our downstream customers, and in particular high-end customers, have exacting expectations for the stability of their raw materials (being our products). They generally conduct pre-sale product matching assessments, by first conducting small-scale sample production (ranging from a few kilograms to tens of kilograms), and after successful trial production, they conduct medium-scale sample production (hundreds of kilograms). The two rounds of trial production are mainly to test whether the batch of products is compatible with the customer’s production equipment and terminal application requirements. Only after the sample stage test is successfully verified by the customer, the customer will enter the long-term and stable batch purchase stage.
Especially for our functional nylon products, our downstream customers rely on the unique process and functionalities of our products to produce their own products with higher added value. For customers, on the one hand, when the added value of the product is high enough, raw material costs is minute in proportion to sales revenue, such that these customers will avoid succumbing to low-end price wars and a race to the bottom. Moreover, product quality for our customers depends on meeting very detailed specifications, and a slight deviation from requirements can lead to eventual material differences in output quality. Any frequent change of suppliers may materially affect the quality of a product, and therefore, customers of functional DTY products have high stickiness and place orders with greater stability.
Customer service
With customer satisfaction as the company’s business purpose, we use our industry experience accumulated over 25 years of operating history to provide customers with comprehensive services before, during and after sales. Before sales, we strive to accurately identify customer needs, especially during new product launches, and provide timely recommendations to customers, combine them with customers’ products to cultivate new needs, and create new profit points and competitive barriers for customers. During sales, we strive to predict potential problems faced from the customer’s perspective during product use, and provide customers with corresponding supporting technical support, such as weaving, dyeing and finishing to achieve the best results of the product. Particularly for customers using our functional DTY products for the first time, we provide our professional and experienced advice from the perspective of raw materials on the basis of fully understanding customer needs, weaving, dyeing and finishing, and application processes. After sales, we conduct customer site visits and serve customers on-site from time to time. On the one hand, site visits enable us to understand the problems encountered during customer use in a timely fashion and resolve such issues. On the other hand, we are able to proactively collect customer feedback and explore the feasibility of other product solutions, and concurrently cooperate with the customer’s R&D departments to provide customers with customized “tailor-made” services. We have won customer satisfaction and loyalty in the industry with our practical actions and wholehearted attitude towards serving our customers.
Contract terms
We do not enter into long-term sales contracts with customers. Our customers place orders with us on a need-to basis, which is the norm in the textile industry in China. The material terms in our typical product sale agreements with our key customers are set out below:
Scope:	The required quantity and grade for the products to be sold are specified in our sales contracts. We typically require our customers to arrange for their own delivery logistics.
Credit terms:	We typically require prior payment before delivery, but we provide credit allowances for certain of our regular customers.
Warranties:	We require customers to raise any concerns regarding product quality within seven days of delivery.
Our Logistics Delivery Process
Our domestic customers within the PRC generally bear the responsibility of transporting our finished products to their warehouses, and such customers typically possess their own logistics fleet or can arrange for pickup from our warehouse. For our overseas customers, we are responsible for handling customs clearance procedures and transporting our products to the applicable port, which is typically Fuzhou Port or Xiamen Port, both in Fujian Province. Our warehouse location is close to such ports, and due to the well-developed logistics network in China, there is no business need for us to operate our own delivery fleet.
OUR CUSTOMERS
Our customers mainly include downstream industry participants, such as fabric weaving manufacturers, international trading companies, clothing weaving factories, and domestic textile trading companies. Specifically, these also includes manufacturers of lace, ribbon, undergarment, socks, glove, medical wearables, and home textile products, as well as yarn wrapping manufacturers. We tend to have a customer stickiness with high rates of retention. In the year ended March 31, 2023, the total sales volume from our top five customers was RMB42.5 million, accounting for approximately 56% of our total sales revenue. In the year ended March 31, 2024, the total sales volume from our top five customers was RMB39.4 million, accounting for approximately 42% of our total sales revenue.
Our largest customer is Fujian Donglong Knitting Co., Ltd., a PRC enterprise (“Fujian Donglong”), with sales accounting for 26% and 23% of our total sales revenue in fiscal years 2023 and 2024 respectively. Fujian Donglong is a PRC manufacturer renowned for its professional production of lace, clothing fabrics, women’s undergarment and other products, and has significant strengths in R&D. As a leading enterprise in China’s lace industry, Fujian Donglong occupies a leading position in technological innovation and has participated in the formulation of various industry standards in China, such as the “Knitting Warp Knitted Lace” industry standard and “Textiles 2-Methoxyethanol and 2-Ethoxyethanol” national standards. As the main drafting participant of industry standards, Fujian Donglong plays an important role in promoting industry standardization construction and we are deeply grateful to have had the opportunity to develop a close and long-term working relationship with Fujian Donglong.
COMPETITION
The nylon fabrication industry in Mainland China is highly fragmented and comprises a large number of competitors. Due to the large number of industry participants, most nylon producers therefore tend to compete based on price or based on products with innovative or differentiated functions. We view our investment in continued R&D and our research collaborations with partnering universities and institutes with the utmost importance and we foresee that our future growth prospects will require us to continually evolve our product lineup and expand our business network with a wider variety of end-user customers.
SEASONALITY
Our business and sales tend to experience relatively stable trends throughout the year, other than July and August during which we may experience lower sales. Our products comprise a type of civil-use nylon filament, and its downstream products are civil-use textiles, which are widely used in many aspects of consumer lifestyles. With the change of seasons and climate which is preceded by the July to August period, the production and sales of individual varieties of fabric will change. Save for such change, the civil-use nylon filament industry does not have obvious cyclical and seasonal characteristics.
OUR PROCUREMENT PROCESS
We have established a procurement control system in accordance with the IS09001 standard. Our general manager’s office is responsible for reviewing our suppliers’ qualifications. By verifying such qualifications, the quality of the raw material supplied, as well as on-site inspections, the Company ensures that the supplier meets our production requirements, so that our output, cost, and on-time delivery objectives are met. For the production of nylon products, the consistency and quality of raw materials are vital because they are directly related to the quality and performance of the final product. Therefore, we exact high requirements for the purity, supply stability, and quality consistency of the main raw materials. To this end, we usually prefer to establish a long-term cooperative relationship with our trusted suppliers. Our raw material procurement needs mainly comprise nylon 6 chips and POY yarns. The formulation and implementation of our specific procurement plans are the responsibility of our procurement department. Our usual procurement method is to place the desired order after signing an annual framework contract with the supplier. Our procurement rate for raw materials such as nylon 6 chips and POY yarns is mainly dependent on actual downstream demand, supply conditions and market prices which we evaluate to formulate our raw material procurement plans each month.
Our purchasing department oversees the centralized procurement of other low-cost auxiliary materials other than nylon 6 chips and POY yarns. The procurement process is mainly based on regular bulk procurement and supplemented by sporadic procurement.
Other than nylon 6 chips and POY yarns, other masterbatches and high-value auxiliary materials are negotiated directly with suppliers by our senior management and the entire process of procurement, warehousing, outbound delivery, and use in the production workshop is kept confidential.

OUR PRODUCTION PROCESS
Overall production cycle
Our general production strategy is based on a combination of “sales-based-production” and “production-based-sales”. “Sales-based-production” is an order-oriented production model. The Company prepares a production plan based on customer orders and customer delivery deadlines and delivers to customers after production is completed. Order production is conducive to reducing the Company’s inventory and reducing capital utilization. Such model is primarily used for our customers with annual purchases and large customers with whom we have stable cooperation. Under the “production-based sales” model, we produces some models in advance according to our sales plan and then sell such products. This model is mainly for small-volume models, which can improve production efficiency and avoid frequent switching of production lines between different models.
Our nylon products production process
The general production process for our nylon filament products can be divided into the spinning process and texturizing process. The end-product of the spinning process is nylon POY (pre-oriented yarn), which constitutes our primary POY products segment. Such POY product can be used as the input material for the production of our derivative products, including our common DTY products and functional DTY products, which are nylon filament or nylon DTY.
The production process of our functional and customized DTY products is similar to that of our primary POY products. The main differences are that (i) the granules added in the spinning stage is different, and (ii) in the spinning stage and texturing process stage, different process designs, parameter settings and process adjustments are carried out based on the different needs of functional DTY products and customized products, combined with on-site production conditions calibrated to meet our customers’ procurement requirements. Subtle differences may significantly affect product performance. Moreover, in the post-spinning stage, the amount, frequency and method of use of auxiliary materials such as oil agents are different for our functional and customized DTY products.
1.   Spinning process
The spinning process is intended to heat the dried low-viscosity nylon chips to about 30 – 50°C above its melting point, changing the material from a solid to molten state, which is then spun into filaments through high pressure spinning. After cooling and solidification, the filaments are cold drawn and heat-set to finally become nylon filaments. The primary input of the production process is polyamide 6 chips, also known as nylon 6 chips, which is a synthetic material mainly produced by the ring-opening polymerization reaction of caprolactam. Nylon 6 chips usually appear as colorless, transparent or translucent cylindrical particles.
The key steps of the spinning process are as follows:
A.
Feeding:   Feeding refers to the process of feeding the prepared nylon 6 chips into the spinning machine to prepare for spinning. The correct feeding amount, temperature control and material uniformity are all key factors to ensure the quality of the final nylon products.

B.
Nitrogen protection:   Nitrogen is used as an inert gas to protect the production environment and prevent the oxygen in the air from oxidizing with the polymer at high temperature. Nitrogen protection is an important technical measure in nylon production, which not only ensures the safe and smooth progress of the production process, but also improves the quality and performance of the final product.

C.
Melting, mixing and metering extrusion of screw extruder:   In the spinning process of nylon production, the screw extruder is a key equipment, which is mainly used for melting, mixing and metering extrusion of polymers. This process can be divided into the following main steps:

Melting:   After the nylon 6 slice enters the screw extruder from the feed port, the material moves forward along the screw as the screw rotates. In this process, the screw exerts shear force on the material, and the heater heats the barrel to about 30 – 50°C above the melting point, so that the polymer particles gradually soften and eventually completely melt into a liquid state.
Mixing:   During the melting process, the design of the screw (such as thread shape, depth and distribution) helps to mix the materials evenly. This includes not only the mixing of the polymer itself, but also the dispersion of various additives that may be added (such as pigments and anti-aging agents) to ensure the uniformity and quality of the final product.
Metering extrusion:   After being fully melted and mixed, the melt continues to move forward under the push of the screw and reaches the outlet of the extruder. At this stage, the flow rate of the melt can be precisely controlled by adjusting parameters such as screw speed and back pressure to achieve quantitative extrusion. This ensures a stable melt flow rate for subsequent processes (such as spinning), which is beneficial to improving the quality and production efficiency of the finished filament.
The working principle of the screw extruder and its precise control ability are crucial to nylon production. It not only affects the processing performance of the polymer, but also directly affects the physical properties and application performance of the final filament product. Good melting and mixing effects can ensure that the filament has uniform color and stable mechanical properties; while accurate metering extrusion helps to maintain the consistency of filament diameter and the stability of the spinning process.
D.
Box-type insulation and transportation:   This refers to a series of operations and technical means used to keep the molten polymer in a stable and suitable temperature state before entering the spinning process, and to smoothly transport the material to the spinning site.

E.
Box-type insulation:   After the polymer is melted in the screw extruder, to ensure its fluidity and maintain good processability in the subsequent spinning process, the material needs to be kept in a constant temperature range. For this reason, an insulation box is used to store the molten polymer to prevent temperature drops, thereby avoiding changes in viscosity caused by temperature changes and affecting the spinning quality. These insulation boxes are equipped with heating devices and temperature control systems to accurately control the temperature and ensure that the melt does not solidify or overheat while awaiting transportation.

F.
Transportation:   The molten polymer after insulation treatment needs to be smoothly and continuously transported to the spinning site. Our production line uses a specially designed conveying system to ensure that the melt can be evenly transported to the spinneret at a certain speed and pressure. The stability and sealing of the conveying system are also important factors to ensure the smooth progress of the spinning process.

G.
Metering pump metering, extrusion:   This refers to the technical process used to accurately control the flow and pressure of molten polymer to ensure that it can be stably extruded to the next processing step.

Metering pump metering:   The metering pump is a device that can accurately control the flow of fluids. In nylon production, it is mainly used to control the flow of molten polymers. The metering pump can maintain the stability of the flow rate by accurately controlling the amount of melt output in each cycle, which is crucial to ensure the uniformity of the filament and the stability of the production process.
Extrusion refers to the process of extruding the molten polymer delivered by the metering pump through the spinneret (or spinneret) to form filaments. There are many tiny holes (called spinnerets) on the spinneret. After the melt is extruded through these holes, it is quickly cooled and solidified to form filaments. During the extrusion process, the design of the spinneret has a direct impact on the morphology and structure of the filament. The speed and temperature of extrusion also need to be strictly controlled to ensure the quality and performance of the filament.

H.
Component Filtration:   refers to the process of using a filtering component to remove impurities or irregular particles from the molten polymer before it enters the spinning stage. By filtering, it can be ensured that only pure melt is extruded into filaments, thereby improving the uniformity and strength of the filaments.

I.
Thinning and stretching:   The process of further thinning and improving its physical properties by mechanical stretching. The stretching machine is the main equipment used to implement thinning and stretching, which usually includes a series of rollers (rollers) or hot plates, and the filaments are gradually stretched when passing through these rollers or hot plates. During the stretching process, temperature control is very important to ensure that the filament molecular chains can be effectively rearranged without breaking. Thinning and stretching improves the microstructure of the filament by physical methods, thereby significantly improving the overall performance of the filament.

J.
Cooling:   Cooling refers to the process of rapidly cooling the molten polymer filament extruded from the spinneret to solidify it from the molten state into solid filaments. By reasonably selecting the cooling method and controlling the cooling parameters, the quality and performance of the filament can be ensured to be optimal.

K.
Oiling and bundling.   Oiling refers to the application of oil after the filament is formed to improve the processing properties of the filament and the quality of the final product. By properly selecting the oil and the application method, the processing performance of the filament and the quality of the final product can be significantly improved. Bundling refers to the merging of multiple primary filaments into a bundle for subsequent processing. This process is of great significance for improving the processing efficiency of the filament, maintaining the neat arrangement of the filaments and improving the overall strength of the filaments.

L.
Pre-network, network.   “Pre-network” and “network” refer to the formation of a stable network structure in the filament bundle by physical methods to improve the stability and processing performance of the filament bundle. These steps are important to ensure the uniformity and operability of the filament in subsequent processing.

M.
High-speed winding.   This refers to the process of winding the filament bundle after a series of processing steps onto a package or bobbin at a high speed.

N.
Detection:   Through detection, problems that may occur in the production process can be discovered and corrected to ensure that the quality of the final product meets the required standards. The detection parameters mainly include physical property detection, such as the linear density (Denier), breaking strength, breaking elongation and elasticity of the filament. Chemical property testing includes testing the filament’s acid and alkali resistance and solvent resistance. Appearance testing includes examining the filament’s color, gloss and surface flatness.

O.
Grading:   The filaments are divided into different grades according to post-production test results for ease of management and sales. Different grades of filaments are suitable for different application scenarios, and segmentation by grading is used to meet the diverse needs of customers.

2.   Texturizing process
The texturizing process of nylon filament production is intended to stretch, heat and twist the POY raw yarn produced by spinning, so that it undergoes stretching deformation, heat setting and other changes, in order that the filament is curled, forming DTY nylon filament with fluffy and elastic properties. Additional procedures can be implemented to produce functional nylon filament products with customized properties desired by our customers.
The key steps of the regular texturing process are as follows:
A.
Heating.   Heating processes are used to heat the filament to cause physical and chemical changes during the stretching process, thereby giving the filament better elasticity and other properties.

B.
Cooling.   Cooling refers to the process of rapidly cooling the filament after it has been heated and stretched to fix it in a new shape and performance state. The cooling step is essential to ensure that the filament maintains stable physical and mechanical properties in subsequent use.

C.
Stretching.   Stretching refers to the process of mechanically stretching the filament to cause physical and chemical changes, thereby improving the elasticity, strength and other physical properties of the filament. Stretching is one of the core steps of the texturing process and is of great significance for improving the performance of the filament and meeting the needs of different applications.

D.
False twisting.   False twisting refers to the mechanical application of temporary twisting to the filament bundle, which is then released in a heated state, thereby changing the internal structure of the filament and improving the elasticity and other physical properties of the filament. False twisting is an important step in the texturing process and has a significant effect on improving the elasticity and feel of the filament.

E.
Networking.   Networking refers to the formation of a stable network structure in a filament bundle by physical methods to improve the stability and uniformity of the filament bundle. Networking can prevent the filaments from being dispersed or entangled during subsequent processing and ensure the neat arrangement of the filament bundle. Common networking methods include using a network nozzle to spray high-speed air or mechanically winding the filament bundle through a rotating needle plate or comb teeth.

F.
Oiling.   Oiling refers to the application of oil on the filament surface to improve the processing performance of the filament and the quality of the final product. The oil can reduce the friction between the filaments, improve the smoothness and softness of the filaments, prevent static electricity, and improve the spinnability of the filaments. The oiling methods include impregnation, spraying, and brushing. Commonly used oils include mineral oil, silicone oil, and ester oil.

G.
Winding.   Winding refers to the process of winding a filament bundle that has been subjected to a texturizing treatment onto a package or bobbin at a high speed. The purpose of winding is to improve production efficiency, maintain the stability and uniformity of the filament bundle, and facilitate subsequent processing. The tension and winding speed of the filament bundle need to be precisely controlled during the winding process. Commonly used winding equipment includes a winder, a tension controller, and a package changer.

H.
Temperature and humidity balance.   Temperature and humidity balance refers to the control of the temperature and humidity of the environment during filament processing and storage to keep the filament in the best physical state. Temperature and humidity balance can prevent the filament from absorbing or dehumidifying, avoid changes in the physical properties of the filament, and ensure the stability and processing performance of the filament. Usually, the temperature and humidity of the environment are kept within the specified range through the temperature and humidity control system, such as temperature 20 – 25°C and relative humidity 60 – 70%.

I.
Testing.   We test the physical and chemical properties of our nylon filament products after stretching to ensure that the product quality meets the standards. The test parameters include linear density, breaking strength, elongation, elastic modulus, color, gloss and surface flatness of the filament. Commonly used testing equipment includes electronic balances, strength machines, colorimeter and microscope. Through testing, problems that may occur in the production process can be discovered and corrected to ensure the quality of the final product.

J.
Grading.   Grading refers to the classification of the stretched filament into different grades according to test results for management and sales. The grading standards usually include indicators such as the physical properties, chemical properties and appearance quality of the filament. Common grades include superior, first-class and qualified classifications.

Product Specification and Grading
In the specifications of nylon products, “D”, or “Denier” is a unit of measurement of filament thickness, especially for textile and filament industries. 1 denier (1D) is defined as 1 gram of filament with a length of 9,000 meters. Therefore, the higher the Denier, the thicker the filament; the lower the Denier, the thinner the filament. We produce nylon products with a wide variety of specifications, ranging from 30D, 40D, 70D, 100D, 140D, to 280D.
The quality grade of our products is usually evaluated based on physical properties and appearance attributes: Color: Whether the color of DTY yarn is uniform and whether there is obvious color differences. Twist escape: Whether there is looseness or breakage on the silk thread due to defects in the processing process. Hair: Whether there are fine burrs or filaments on the silk thread, which will affect the feel and appearance of the fabric. Terry: Whether there are small filament rings on the silk thread, which will also affect the quality and feel of the final product. Physical properties: These include physical properties such as strength, elongation, and elastic recovery rate. Dyeing performance: The absorption capacity and color adhesion of filaments to dyeing material, which is determinative of subsequent dyeing performance.
Quality grades of nylon products are usually divided into several levels:
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AAA grade: represents the highest level of quality, dyeing quality reaches level 5 (being the highest level according to market standards), and each bobbin is fixed in length and weight.

•
AA grade: All indicators have reached high-quality status, dyeing reaches level 4.5, suitable for the production of high-end products.

•
A grade: Good quality, but may contain be slight defects, and is still able to meet most production needs.

•
B grade: Qualified quality product which contain obvious defects and are suitable for occasions where quality requirements are not particularly high.

•
C grade and below: This grade of product contains certain defects and may only be used in specific low-requirement products or for other purposes.

Quality Control
We have instituted detailed policies and exacting standards and we conduct periodic employee training to ensure that our products are of the highest possible standards and are able to meet customers’ needs. We have passed various accreditations and obtained a series of certifications, including the ISO9001:2008 quality management system, our production safety and standardization certificate, and EKOR-100 GRS. Our business processes adhere to the three major requirements of various management systems, standardized good practices, and measurement and testing systems, and combines the continuous and high-speed production characteristics of civilian-use nylon 6 filaments. We have introduced an advanced inspection and testing instruments, established a systematic and comprehensive inspection and testing system for finished products, and built a rigorous production quality control system of process monitoring (comprehensive monitoring of production processes) and post-testing (full inspection of physical and chemical indicators of finished products).
A.   Quality control standards
Our products are categorized and adhere to the PRC national standards for nylon drawn yarn (GB/T 16603-2017) and the industry standard for nylon stretch yarn (FZ/T 54007-2019). These two standards mainly quantify nylon product quality based on physical indicators and appearance indicators. Physical indicators primarily evaluate parameters such as strand density, breaking strength, breaking elongation, boiling water shrinkage and dyeing uniformity, while appearance quality mainly evaluates the product quality from aspects such as fuzziness, oil stains, and molding.
B.   Quality control measures
Since nylon products has high precision requirements for all inputs and variables, including the type of raw materials, equipment calibration, power stability, and the standardization of operation, we designate the various aspects of quality control responsibility to different departments and individuals who are responsible for monitoring different indicators. Under the unified coordination of our production and technology departments, all workshop divisions, quality control team, equipment team and other departments work closely in sync to ensure the stability of our product quality. We evaluate the quality control implementation of each department on a monthly basis and implement credit and demerit systems to ensure that the quality of our product can be sustained at a high level.
C.   Quality dispute handling
1.   Pre-sale product matching evaluation:
Before customers place large-scale orders, we would usually recommend the procurement of small-scale sample productions (ranging from a few kilograms to tens of kilograms), and subsequently to be followed by medium-scale sample production (hundreds of kilograms). The purpose of the two rounds of trial procurement and production is to test the compatibly of our product batch with the customer’s own production equipment and product application requirements. We tend to enter into regular procurement relationships and large-scale sale and purchase contracts with our customers only after the trial batches are confirmed to conform with the customer’s requirements. Such a process maximizes the compatibility and stability of our product with the customer’s production processes, and obviates product mismatch problems caused by direct purchases without prior sampling.
2.   After-sales quality tracking service:
Our customer service department is responsible for receiving daily quality information feedback from our customers. Upon receipt of such feedback, this would be escalated to the quality control department of our production technology center, which would engage with the customer in a timely manner until any complaints are resolved. Our after-sales customer service system is comprehensive and well-staffed and handles customer feedback in a timely manner, leading to increased trust in our brand and products. To date, we have not encountered material product quality disputes with our customers.
Impact of the COVID pandemic on our operations
The COVID-19 pandemic has had a multi-faceted impact on our operations, including raw material procurement, market demand, and production. During the pandemic, global logistics and transportation were severely affected, resulting in an unstable supply of raw materials (such as polyamide granules). Many suppliers stopped or reduced production due to lockdown measures, increasing the difficulty and cost of obtaining raw materials. It also cast a significant impact on our sales. On the one hand, due to the impact of the pandemic, some regions in PRC implemented strict control measures, resulting in restrictions on domestic transportation, and some goods accordingly could not be delivered to customers on time or at all, affecting the operating performance of the Company. Global economic growth also slowed and consumer purchasing power declined, resulting in a decrease in market demand for nylon filaments. In particular, consumer demand in the fields of textiles and clothing and automotive interiors declined significantly, which had a knock-on effect on our operations. Production activities were also severely affected, due to governmental pandemic control measures, which resulted in factory shutdowns or production cuts. Employees were unable to go to work normally due to isolation measures, and production efficiency declined. During the pandemic, businesses also needed to invest more resources in pandemic control measures, such as purchasing protective equipment and transforming the production environment, which increased production costs. The supply of production equipment and parts was also affected, as the delivery time of some imported equipment were extended, affecting our normal production cycles. On the other hand, the pandemic saw increased demand for functional filaments. During the COVID pandemic, general concern about health and safety increased, driving the growth of demand for functional filaments (such as antibacterial and antiviral filaments). Nylon manufacturers including us thus increased their investment in research and development and launched new functional DTY products to service such increased demand.
OUR PROPERTIES AND FACILITIES
We own our premises at Shouzhi Village, Songxia Town, Changle District, Fuzhou City, Fujian Province, China 350217, which has a total floor area of approximately 29,503.83 square meters, for use as our office, production facility and warehouse, and our employee dormitories. We believe our properties are sufficient for our current needs and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.
SUPPLIERS AND RAW MATERIALS
Our production process requires supplies of nylon 6 chips, primary products POY, semi-finished products, and other auxiliary materials include: antibacterial granules, graphene, dye granules, POY oil and DTY oil, as well as packaging material. We obtain such supplies from third party suppliers located in Fujian and Hunan regions in China.
For the year ended March 31, 2024, our top five suppliers, which are enterprises based in China, accounted for approximately 67% of our total purchases of raw materials. For the year ended March 31, 2023, our top five suppliers, which are enterprises based in China, accounted for approximately 95% of our total purchases of raw materials.
We do not have long-term contracts with our suppliers. We do not consider any of our suppliers to be indispensable to our business since no agreement with them is exclusive. We can, at our sole discretion, replace existing suppliers with others who can offer better services with more favorable fee quotes. Therefore, we do not believe we are substantially reliant upon any agreements with any of our suppliers.
The material terms of our typical key supply agreements are as follows:
Scope:	The supplier will be responsible for delivering the procured raw materials to our warehouse.
Product specifications:	We typically specify the required quantity and grade for the raw materials to be procured. We typically have seven days to raise concerns regarding the quality of the goods supplied.
Credit terms:	We typically settle the purchase price within three days of entry into the procurement contract.
Liability:	The specified quantities and grading qualities are stipulated in the procurement contract and subject to subsequent negotiations, all disputes are to be resolved in the courts of the PRC.
RESEARCH AND DEVELOPMENT
The Company’s R&D effort is market-oriented. According to demands of the customers, the R&D department conducts new product projects, determines product development plans, designs technological processes, and converts the needs of the customers into technical data for internal production, achieving controllable costs under industrial production. In particular, our in-house and partnering member joint R&D team collectively includes 20 members, of which eight members from our external partnering institute hold advanced degrees, while among the 12 members of our in-house R&D team employees, six of them have more than 10 years of work experience and six of them have more than 5 years of work experience.
We closely collaborate with academic researchers, such as Dr. Yan Zhiyong, who is a consultant with our Group, as well as his team of researchers at Jiaxing University, all of whom are experts and hold doctoral degrees in the field of textiles in China. The team’s main research directions include: functional fabric design and development, fiber wet spinning molding, fiber material synthesis and processing, fiber molding, medical fiber material development, degradable materials, and reinforced materials. This partnership enables both parties to build a bridge between theoretical research and practical application, and promote technological innovation and product commercialization.
Since August 2008, Mr. Yan has also served as a professor at Jiaxing University, specializing in Polymer Materials Science and Engineering. Professor Yan is a renowned scholar and innovator in the field of polymer materials, with over 20 years of research and teaching experience. He specializes in the synthesis and spinning technology of polymer materials such as polyester, nylon, and polypropylene, as well as the research and development of antibacterial, acaricidal, and antiviral functional fibers. Professor Yan has made significant contributions to the preparation and modification of nanopowders and nanofibers, as well as the synthesis of cellulose nanofibers, driving scientific and technological progress and product innovation in the textile industry. Main Achievements:
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Published numerous academic papers in internationally renowned journals, including “Ceramics International”, “Electrochimica Acta”, and “Journal of Alloys and Compounds”, all of which are indexed by SCI.

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Obtained multiple authorized patents, including the preparation method of antibacterial polyester materials and the preparation method of parallel composite fiber spinning plate.

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Led several national and provincial scientific research projects, involving fields such as bio-based polyester and polyamide efficient polymerization spinning technology.

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Founded the Textile Industry Bionic Functional Fiber Key Laboratory and serves as its director.

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Principal drafter of the “Copper Series Antimicrobial Masterbatch” China industry standard (FZ/T 51057-2020).

Intellectual Property Rights
Trademarks
As of September 30, 2024, the Company has 16 registered trademarks in the PRC, as follows:
Country	Trademark	Trademark Registration No.	Trademark Registration Date	Trademark Classes	Trademark Owner	Trademark Term
China		74005248	03/14/2024	24	Fujian Jiayi Chemical Fiber	03/14/2024-03/13/2034
China		74011428	03/14/2024	35	Fujian Jiayi Chemical Fiber	03/14/2024-03/13/2034
China		74019547	03/07/2024	25	Fujian Jiayi Chemical Fiber	03/07/2024-03/06/2034
China		73512763	02/07/2024	35	Fujian Jiayi Chemical Fiber	02/07/2024-02/06/2034
China		73498041	02/07/2024	25	Fujian Jiayi Chemical Fiber	02/07/2024-02/06/2034
China		73495422	02/14/2024	25	Fujian Jiayi Chemical Fiber	02/14/2024-02/13/2034
China		51632537	08/28/2021	23	Fujian Jiayi Chemical Fiber	08/28/2021-08/27/2031
China		42989984	10/07/2020	23	Fujian Jiayi Chemical Fiber	10/07/2020-10/06/2030
China		41910797	08/21/2020	23	Fujian Jiayi Chemical Fiber	08/21/2020-08/20/2030
China		21426690	11/21/2017	23	Fujian Jiayi Chemical Fiber	11/21/2017-11/20/2027
China		21426662	11/21/2017	23	Fujian Jiayi Chemical Fiber	11/21/2017-11/20/2027
China		21426528	11/21/2017	23	Fujian Jiayi	11/21/2017-11/20/2027

Country	Trademark	Trademark Registration No.	Trademark Registration Date	Trademark Classes	Trademark Owner	Trademark Term
					Chemical Fiber
China		17162205	08/21/2016	35	Fujian Jiayi Chemical Fiber	08/21/2016-08/20/2026
China		17162298	08/07/2016	39	Fujian Jiayi Chemical Fiber	08/07/2016-08/06/2026
China		17162107	08/21/2016	25	Fujian Jiayi Chemical Fiber	08/21/2016-08/20/2026
China		3651210	11/21/2005	23	Fujian Jiayi Chemical Fiber	11/21/2005-11/20/2025
Copyrights
As of September 30, 2024, the Company has 5 registered copyrights in the PRC, as follows:
Country	Copyright No.	Copyright Name	Copyright Publication Date	Copyright Type	Copyright Owner	Copyright Registration Date
China	2022SR0984579	New winding head holder stability performance test systemV1.0	Unpublished	Software copyright	Fujian Jiayi Chemical Fiber	08/01/2022
China	2022SR0961891	Temperature control system for cooling device of stretching machine V1.0	Unpublished	Software copyright	Fujian Jiayi Chemical Fiber	07/22/2022
China	2022SR0961887	Spinning machine spinning dust collection device parameter configuration system V1.0	Unpublished	Software copyright	Fujian Jiayi Chemical Fiber	07/22/2022
China	2022SR0961889	Performance test system for wire guide ceramic parts of spinnerets V1.0	Unpublished	Software copyright	Fujian Jiayi Chemical Fiber	07/22/2022
China	2022SR0953739	R&D application platform for de- dusting device of spinneret V1.0	Unpublished	Software copyright	Fujian Jiayi Chemical Fiber	07/20/2022

Patents
As of September 30, 2024, the Company has 21 patents in the PRC, as follows:
Country	Patent No.	Patent Name	Patent Authorization Date	Patent Type	Patent Validity Period	Patent Owner
China	ZL202222575671.3	A kind of wire feed assembly for stretching machine	05/23/2023	Utility model	09/27/2032	Fujian Jiayi Chemical Fiber
China	ZL202222575648.4	A kind of drafting and shaping device for producing nylon silk	05/23/2023	Utility model	09/27/2032	Fujian Jiayi Chemical Fiber
China	ZL202223129779.6	A kind of dry and warm warp knitted fabric	04/07/2023	Utility model	11/23/2032	Fujian Donglong Needlework Co., Ltd, Minjiang College, Fujian Jiayi Chemical Fiber
China	ZL202223126172.2	A kind of comfortable, soft and warm weft knitted fabrics	04/07/2023	Utility model	11/23/2032	Fujian Donglong Needlework Co., Ltd, Minjiang College, Fujian Jiayi Chemical Fiber
China	ZL202223126628.5	A kind of antimicrobial quick-drying warp knitted fabric	04/07/2023	Utility model	11/23/2032	Fujian Donglong Needlework Co., Ltd, Minjiang College, Fujian Jiayi Chemical Fiber
China	ZL202221954628.1	A kind of tension adjustment mechanism for yarn stretching machine	02/28/2023	Utility model	07/26/2032	Fujian Jiayi Chemical Fiber
China	ZL202221962753.7	A kind of yarn roll storage rack for stretching machine	02/17/2023	Utility model	07/26/2032	Fujian Jiayi Chemical Fiber
China	ZL202221955833.X	A kind of oiling mechanism for nylon yarn	02/10/2023	Utility model	07/26/2032	Fujian Jiayi Chemical Fiber
China	ZL202222303590.8	A kind of winding mechanism to prevent deflection for stretching machine	01/03/2023	Utility model	08/29/2032	Fujian Jiayi Chemical Fiber
China	ZL202222575863.4	A kind of filter box for stretching machine	01/03/2023	Utility model	09/29/2032	Fujian Jiayi Chemical Fiber
China	ZL202221794019.4	An elastic yarn straightening mechanism	12/30/2022	Utility model	07/11/2032	Fujian Jiayi Chemical Fiber
China	ZL202221952070.3	A kind of wire protection device for twisting machine	12/09/2022	Utility model	07/26/2032	Fujian Jiayi Chemical Fiber
China	ZL202222290730.2	A kind of yarn stabilizing mechanism for twisting machine	12/09/2022	Utility model	08/29/2032	Fujian Jiayi Chemical Fiber
China	ZL202222303587.6	A kind of deformation	12/09/2022	Utility	08/29/2032	Fujian Jiayi

Country	Patent No.	Patent Name	Patent Authorization Date	Patent Type	Patent Validity Period	Patent Owner
		hot box for stretching machine		model		Chemical Fiber
China	ZL202221954607.X	A kind of twisting device for spinning process	12/09/2022	Utility model	07/26/2032	Fujian Jiayi Chemical Fiber
China	ZL202221801481.2	A kind of finished product storage device for nylon yarn processing	12/06/2022	Utility model	07/11/2032	Fujian Jiayi Chemical Fiber
China	ZL202221802403.4	A kind of stacking device for chemical fiber processing	12/06/2022	Utility model	07/11/2032	Fujian Jiayi Chemical Fiber
China	ZL202221953075.8	A kind of shearing device for elastic yarn processing	11/01/2022	Utility model	07/26/2032	Fujian Jiayi Chemical Fiber
China	ZL202221955773.1	A kind of take-up device for elastic yarn processing	11/01/2022	Utility model	07/26/2032	Fujian Jiayi Chemical Fiber
China	ZL201721147654.2	Side blowing air cooling device and spinning machine	03/23/2018	Utility model	09/07/2027	Changzhou Henglibao Nano New Material Technology Co., Fujian Jiayi Chemical Fiber
China	ZL201710803527.1	A graphene in-situ polymerization modified polyamide 6 pre- oriented filament and its preparation method	03/27/2020	Invention	09/07/2037	Jiangsu Jiangshanhong Chemical Fibre Limited Liability Company, Nanjing Forestry University, Fujian Jiayi Chemical Fiber
EMPLOYEES
As of September 30, 2024, the Company has 76 full-time employees. The following is a list of our employees categorized by function as of such date:
Function	Number of employees	%
Production	41	53.9%
Research and development	12	15.8%
Sales	2	2.6%
Management	21	27.6%
Total	76	100.0%
As required by laws and regulations in China, we participate in various social security plans including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

LICENSES, PERMITS AND APPROVALS
As of the date hereof, we have obtained all requisite licenses, permits and approvals from relevant authorities that are material to its operations. Such licenses and permits include:
License/Permit	Holder	Issue Date	Expiration Date
Business License	Fujian Jiayi Chemical Fiber	November 2024	Long-term
Business License	Fujian Jiamei	November 2024	Long-term
National High-tech Enterprise Certificate	Fujian Jiayi Chemical Fiber	December 2023	December 2026
Fujian Science and Technology Little Giant Leading Enterprise Certificate	Fujian Jiayi Chemical Fiber	July 2022	December 2025
INSURANCE AND SOCIAL SECURITY MATTERS
We participate in various government statutory social security plans. We are required under PRC law to contribute to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.
LEGAL PROCEEDINGS
We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of resources, including our management’s time and attention.

INDUSTRY OVERVIEW
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our securities discussed under “Risk Factors,” before deciding whether to invest in our securities. This section includes industry and market data that we obtained from industry publications and research surveys and studies conducted by Shandong Longzhong Information Technology Co., Ltd.
1.   Industry Overview
Nylon yarn, also known as polyamide (Polyamide, PA) yarn, refers to polymers with repeated amide groups in their main chain, used as yarns. It is internationally known as nylon. Nylon exhibits excellent performance and can be classified into three major application fields: clothing fabrics, industrial textiles, and decorative carpets. Currently, the most common and widely used nylon yarns in both domestic and international markets are nylon 6 and nylon 66, which account for about 98% of total nylon production. In China, nylon 6 is predominantly used. Nylon 6 is frequently utilized as a textile raw material and in clothing fabrics.
The primary form of nylon is long yarn, with a smaller amount of short yarn also available. Nylon long yarn is mainly used to produce socks, underwear, sportswear, and similar items. Nylon short yarn is primarily blended with viscose rayon, cotton, wool, and other synthetic yarns to be used in clothing fabrics. At the closing ceremony of the PyeongChang Winter Olympics, the “Beijing 8 Minutes” performance, which featured light, warm, windproof, breathable, and reflective sportswear, amazed audiences. Nylon played a significant role in these costumes, as this material has excellent low-temperature resistance. Even when temperatures drop below -40°C, its elasticity remains largely unchanged, making it the preferred choice for extreme outdoor sportswear.
In addition to its low-temperature resistance, nylon boasts outstanding characteristics such as strength, abrasion resistance, and moisture absorption, giving it significant advantages in outdoor clothing, sportswear, cold-resistant garments, leisure wear, and other fields. Currently, nylon is the second-largest chemical yarn in the textile industry, following polyester, and accounts for 7.36% of the world’s total production of synthetic yarns.
2.   China’s Nylon Industry Background and Current Development Status
From 2013 to 2023, China’s nylon 6 spinning industry has evolved from a growth phase to maturity. Looking ahead, the Development Outline for the Textile Industry during the 14th Five-Year Plan Period outlines that by 2035, when China is expected to have largely achieved socialist modernization, the country’s textile industry will become one of the main drivers of global textile technology, a leading force in global fashion trends, and a strong promoter of sustainable development.
By the end of 2025 (the 14th Five-Year Plan), the energy structure of the textile industry will be further optimized, and the efficiency of energy and water resource utilization will significantly improve. The export transformation and upgrading process will accelerate, with enhanced product quality and added value guiding enterprises to deepen their presence in traditional markets while expanding into emerging markets. Additionally, new points of growth in foreign trade will be cultivated. Obsolete and excess production capacities will be phased out or upgraded in a stable manner. A special action plan to improve energy efficiency will be launched, encouraging the cotton spinning, chemical yarn, and printing and dyeing industries to lead in energy efficiency improvements and pilot intelligent energy management systems. By leveraging key enterprises, collaborating with professional colleges, and engaging research institutions, the industry will accelerate breakthroughs in core technologies. This will help China lead the global development of differentiated and multifunctional yarn materials, positioning the country in the top tier of high-performance yarn research and production internationally.

(1)   2019 – 2023: Consumption and Trend Forecast for China’s Nylon Yarn Industry
(1)   Analysis of Consumption in China’s Nylon Yarn Industry from 2019 to 2023.
The downstream consumption of nylon filament in China is primarily concentrated in the textile industry. In recent years, breakthroughs in domestic textile technology, combined with growing demand for chemical yarn raw materials, have driven significant growth in nylon consumption.
According to Longzhong Information, in 2023, the actual consumption of nylon filament reached approximately 3.16 million tons, with a compound annual growth rate (CAGR) of 3.3% from 2019 to 2023. From 2019 to 2021, consumption increased mainly due to the rapid development of downstream textile products. However, the growth rate slowed in subsequent years, largely due to the trade war between China and the United States, which impacted the export of woven fabrics, and the COVID-19 pandemic, which reduced demand for textiles.
In 2021, the market for high-content nylon clothing and home textile products expanded rapidly, and the stable demand for epidemic prevention materials provided new growth points for the nylon market. However, in 2022, due to domestic disruptions caused by COVID-19, China’s macro-economy faced downward pressure, and weaving enterprises struggled with low production capacity utilization rates. This resulted in a decline in both fundamental demand and inventory replenishment for nylon filament, leading to a 3.52% decrease compared to the previous year.
In 2023, with the optimization of epidemic prevention policies and the state’s efforts to stimulate economic development, the supply structure of the nylon industry chain was reshaped. Additionally, with rebounding macroeconomic trends and improved demand expectations, low inventory and high production performance of nylon are expected to provide favorable support for price recovery in the future.
Comparison of annual consumption trends for nylon in 2019 – 2023 is as below:

Data source: Longzhong Information
(2)   Trend Forecast of China’s Nylon Yarn Consumption from 2024 to 2028.
Due to varying expectations in downstream industries, it is predicted that by 2027, the consumption proportion of industrial textiles and the home textile industry will slightly decrease, while the clothing industry will experience a significant increase. The consumption structure in downstream industries will fluctuate accordingly. From 2024 to 2028, with the gradual expansion of capacity in some downstream sectors, nylon consumption is expected to gradually increase. However, there remains a substantial amount of excess capacity in nylon production.
As the integrated supply chain develops, future downstream textile weaving industries plan to adopt multiple sets of equipment. However, considering the current oversupply of capacity, product homogeneity, and fierce competition, device utilization rates remain low. It is estimated that nylon consumption will reach 3.43 million tons in 2024, with the total consumption reaching nearly 4.70 million tons by 2028.

Future market focus will shift toward the production of differentiated functional yarns. The production of conventional nylon products on a large scale may gradually decline, with outdated capacity being phased out incrementally.
The forecast for China’s nylon supply and consumption trends from 2024 to 2028 is outlined below:

Data source: Longzhong Information
(2)   Trend Analysis and Forecast of China’s Nylon Yarn Capacity
(1)   Analysis of China’s Polyamide Yarn Capacity Trend from 2019 to 2023
The compound annual growth rate of nylon filament capacity from 2019 to 2023 was approximately 4.3%, with capacity increasing from 3.95 million tons in 2019 to 4.68 million tons in 2023. Among this, the capacity for nylon long yarn was 3.65 million tons, accounting for 78% of the total.
In 2019, the Sino-US trade war slowed the growth of new capacity. However, from 2020 to 2021, the market experienced another period of explosive capacity expansion due to the nylon product industry’s expansion wave and the industry’s integrated development strategy. In these two years, an additional 0.39 million tons were added, with a growth rate of 12.4%.
Due to the poor external economic environment and the high expansion capacity of upstream raw material caprolactam for nylon, the industry’s profits declined. As a result, the anticipated release of new capacity in 2022 was delayed, and some projects were postponed. Despite weak demand and the risk of losses, leading enterprises continued to increase their expansion capabilities. In 2023, new capacity increased by 0.24 million tons. The concentration of capacities among leading enterprises further improved, and the nylon market entered a phase of diversified development.
The chart below illustrates the trend of nylon capacity changes in China from 2019 to 2023:

Data source: Longzhong Information
(2)   Capacity Trend Forecast of the Nylon Yarn Industry from 2024 to 2028

It is expected that China will add 1.37 million tons of new nylon filament capacity from 2024 to 2028, mainly concentrated in the provinces of Fujian, Zhejiang, Hubei, and Jiangsu. Fujian Province, one of the largest producers of nylon, has three well-known brands in the textile industry: the largest production base for civilian long nylon filaments in China, accounting for one-third of the national capacity; the largest warp-knitting lace fabric production base, accounting for 60% of the national capacity; and the largest polyester-blended yarn production base, accounting for 50% of the national capacity. By the end of 2023, Fujian Province’s nylon filament capacity is expected to account for 47% of the national total, ranking first in the country.
The peak period for capacity expansion will be from 2024 to 2028. With the gradual release of integrated projects over the next five years, domestic nylon filament production capacity will increase significantly. The main factors driving new capacity investment include: (1) the expansion of upstream caprolactam and pellet capacities, intensifying cost and price competition; (2) mature nylon manufacturing processes and a complete industrial structure, leading to an increasing proportion of high-end textile products containing nylon, further boosting demand; and (3) continuous technological progress, resulting in a higher proportion of high-value-added, differentiated functional nylon products.
The 2024 – 2028 forecast for China’s nylon capacity is as follows:

Data source: Longzhong Information
(3)   Analysis and Forecast of China’s Nylon Production Capacity Utilization Trend
(1)   Analysis of China’s Nylon Filament Production and Capacity Utilization Rate (2019 – 2023)
The production of nylon in China is closely linked to its capacity utilization rate, with a correlation coefficient of 0.8.
The trend of nylon production and capacity utilization from 2019 to 2023 is as follows:

Data source: Longzhong Information

The capacity utilization rate gradually weakened from 2019 to 2020; however, the concentrated release of new production capacity led to a slight increase in output. In 2020, due to the impact of newly added capacity that had not yet stabilized its output, the capacity utilization rate fell to 69%. In 2021, as the newly added capacity gradually stabilized, the capacity utilization rate recovered, resulting in a significant increase in annual output. In 2022, the industry’s performance was affected by both domestic and foreign economic conditions, leading to sluggish operational loads and a slight decrease in annual output. In 2023, with the optimization of epidemic prevention policies and China’s efforts to stimulate economic development amid complex situations, the supply pattern of the nylon chain will be renewed, resulting in noticeable annual output growth and value returns
(2)   The trend chart of production and capacity utilization rate of nylon filament in 2024 – 2028
Domestic production of nylon civilian filament is expected to reach 2.9 million tons in 2024, with a year-on-year growth rate of 6.6%. In the next five years, most of the expansion of nylon filament capacity will be concentrated in East China, particularly in Fujian, Zhejiang, and Jiangsu provinces. This trend is influenced by the integrated development between upstream and downstream industries, as well as the shift of the textile industry within the country. As of 2023, Fujian Province accounts for nearly 50% of the total national output, while Zhejiang Province accounts for about 35%. With the gradual commissioning of new capacities, the proportion of supply from the Fujian region is expected to further increase. As backward production capacities of small and medium-sized enterprises are eliminated, it is estimated that the share of nylon dominated by large factories in Fujian will increase significantly, and the pressure of oversupply in the local industries of East China will gradually become apparent.
The 2024 – 2028 nylon production and capacity utilization trend chart is below:

Data source: Longzhong Information
3.   Customer Analysis
(1)   Seasonal Analysis of Downstream Major Industries Consumption
Clothing
The consumption of nylon filament in the clothing industry exhibits seasonal characteristics, with traditional peak seasons usually occurring from March to April and September to October each year. However, the market performance in 2023 has shown a pattern of “peak season not as busy as usual and off-season not as quiet,” mainly driven by new models on online e-commerce platforms. Specifically, the rapid development of online e-commerce has resulted in faster delivery frequencies and shorter delivery times, prompting downstream weaving manufacturers to respond quickly to market changes. This new consumption model addresses changing consumer demands and is expected to continue. As a result, the traditional stocking effect during peak seasons is weakening, requiring apparel producers and suppliers to adjust their production and inventory cycles to adapt to the new market dynamics. The entire clothing industry faces new challenges and is exploring more innovative models to cope with future market developments.

Home Textiles
The consumption of home textile products is primarily concentrated in weddings, home decoration, and moving. From the perspective of nylon filament consumption in the home textiles industry, March to May and September to December are peak sales periods due to the frequency of marriages and home renovations during these times. Additionally, most national holidays occur in the second half of the year and around the Spring Festival, typically resulting in high consumption periods, with merchants often carrying out large-scale promotional activities to stimulate demand. Currently, there is a clear distinction between peak and off-seasons in the home textile market. As the market further improves, it will likely become segmented based on changes in consumer demand and will be adjusted according to product needs to minimize the impact of the off-season.
Industrial Use
The demand for nylon filament in industrial textiles shows significant growth potential, with future demand expected to steadily increase. This type of textile is widely utilized in various fields such as maritime, fisheries, and safety protection. As new areas expand and technological progress continues, there will be ongoing growth in market demand for high-performance and high-quality products. The development of industrial textiles relies on the integration of advanced technology, market expansion, product research and development, and advanced manufacturing to promote a diversified industrial structure that aligns with international standards. Enterprises that possess broad development space and make significant contributions to the industry will demonstrate stronger growth potential.
(2)   Forecast of Downstream Major Industry Development Prospects
In recent years, China’s nylon filament for civilian use has primarily concentrated in twisting (twisted products) and textile weaving, accounting for more than 90% of total consumption volume. The downstream textiles in China mainly focus on home textiles and clothing. Currently, the consumption of textile fabrics used in clothing accounts for about 45 – 50% of the total, while home textiles account for approximately 25 – 27%, and industrial textiles comprise about 20 – 23%. As a discretionary consumption category, clothing is expected to face resistance in continuously improving potential demand.
Analyzing the current situation and future development trends in domestic and foreign home textile consumption reveals that the proportion of household textiles in developed countries, such as the United States, Western Europe, and Japan, accounts for approximately 33% – 38% of total textile consumption. Compared to developed countries, China’s consumption ratio remains relatively low, indicating significant room for development in the home textile sector.
Unlike the home textile industry, which relies more on external demand growth, the continuous improvement of transportation in Hainan and the needs of overseas supermarkets will drive breakthroughs in indigenous technology and processes. This will result in a surge in integrated capacity development along the value chain, maintaining or sustaining high prosperity cycles. Over the next five years, accompanied by the integration of industrial development, nylon functionalization, and enhanced differentiation quality, as well as the expansion cycle of downstream elastic spinning and textile weaving, the demand for civilian nylon products is expected to increase significantly.
(3)   Forecast of Raw Material Consumption by Downstream Major Industries
From 2024 to 2028, some adjustments and changes in downstream consumption of nylon are anticipated. First, clothing consumption is projected to see a slight increase. In the coming years, the adjustment of the clothing industry chain structure is underway, with relatively simple upstream and downstream industries. However, as the front-end spinning and back-end processing industries gradually improve, high-value-added, functional, and differentiated products are expected to emerge prominently.
The awareness of independent brand development is strong, with domestic brands steadily rising. Quality management will become a top priority, and labor skills training will be enhanced, with high-tech operations gradually replacing manual assembly lines. Product research and development, stringent quality inspections, and the implementation of support from export countries will also be optimized.

The home textile industry will continue to fluctuate due to a weak consumer environment and a slowing growth rate of real estate sales in recent years, which have hindered the retail growth rate of home textile enterprises. However, home textiles remain essential daily necessities for family life. With the stable recovery and development of the economy in the future, people’s demand for soft decorations is expected to increase. Furthermore, the acceleration of population structure changes and urbanization may promote the steady and orderly development of the home textile industry.
Demand for related products such as epidemic prevention materials in industrial textiles is expected to show a downward trend. However, the income and profits of large-scale enterprises producing ropes, cables, textile belts, curtain cloth, tents, and sailcloth have seen slight increases, particularly in the demand for outdoor products, which has surged. During holidays, weekend trips around cities have become popular for stress relief. Thus, there will still be supportive points for industrial textiles over the next two years.
The 2024 – 2028 Year Main Downstream Industry Consumption Proportion Forecast is as follows:
Industry	Consumption Ratio in 2024	Consumption Ratio in 2028
Home textiles	34%	31%
Clothing	49%	53%
Industrial use	17%	16%

Data source: Longzhong Information
4.   Analysis of the Competitive Situation in China’s Nylon Yarn Industry
(1)   Negotiation Power with Upstream Suppliers
Caprolactam, a major upstream product for nylon, is closely correlated with the price trends of nylon itself. Analysis of price trends for both products shows that they typically rise and fall together. Although domestic caprolactam may face a situation of oversupply in the future, the relatively high industry concentration gives suppliers stronger bargaining power.
(2)   Bargaining Power with Downstream Buyers
The downstream of nylon filament products is primarily concentrated in the weaving industry, which consists of numerous small to medium-sized enterprises. Due to the scale of these downstream enterprises, their overall purchasing power is weak, and they generally follow market prices for nylon filament. As leading nylon filament enterprises gradually expand production, industry concentration will increase further. Consequently, downstream buyers’ bargaining power is likely to weaken.
(3)   Competition with Potential Entrants
Over the next five years, China’s nylon filament industry will continue to experience concentrated capacity expansion. Many new nylon filament production projects are planned across the country. The competition has intensified with the entry of local enterprises and joint ventures in recent years. Many newly launched large-scale companies operate integrated project chains with complete supporting facilities, providing significant cost advantages. These companies benefit from mature management and established distribution channels, resulting in strong profitability cycles. They hold relative advantages in costs and pricing across the entire industrial chain. Overall, China’s nylon filament industry has entered a relatively stable growth phase.
(4)   Competition with Substitute Products
Nylon faces competition from two primary substitute categories. The first is polyester, which, while having a lower price, has experienced far slower capacity growth compared to nylon. In terms of performance, nylon outperforms polyester in abrasion resistance and dyeability. However, nylon’s slower growth is due to poor coordination between upstream and downstream enterprises, as well as an independent pricing model that has caused large fluctuations in caprolactam prices, which in turn affects nylon prices and reduces downstream customers’ acceptance of nylon. Nylon and polyester serve similar customer groups at the downstream level. In the current environment of weak demand for end-use clothing, polyester is more likely to emerge as the best substitute for nylon.
The second category is recycled nylon filament, which overlaps somewhat with original nylon in downstream applications. However, as a relatively new development, recycled nylon faces challenges in terms of stability and recycling costs, resulting in several development bottlenecks. Additionally, the production scale of recycled nylon filament remains small, posing little threat to traditional nylon filament.
5.   Development Trends in China’s Nylon Industry
In recent years, as living standards have improved, there has been rapid growth in demand for high-end, functional, and differentiated products such as those with antibacterial, antiviral, UV protection, and high moisture absorption properties. Domestic nylon 6 producers are increasingly facing higher quality requirements from customers, faster delivery times, demands for small-batch and multi-variety products, and environmental protection pressures. As a result, there is a growing need for cost-effective, differentiated, mid-to-high-end products and supportive application processes. This trend will drive nylon 6 producers to accelerate their innovation, making high added-value, functional, and differentiated nylon a key focus for future industry development.
China’s nylon filament production has grown rapidly, increasing from less than 5 million tons in 2003 to 41.5 million tons in 2021, a period of over 18 years. During this time, the country’s dependence on imports of nylon raw materials, such as nylon chips and caprolactam (CPL), has gradually decreased. The import dependence for nylon 6 chips fell from 11.15% in 2018 to 4.81% in 2022, while the import dependence for caprolactam dropped to 1.92% in 2022. This reduction in import reliance has provided a solid foundation for the downstream nylon filament industry in China.
As the domestic replacement of the upstream nylon industrial chain nears completion, the industry’s capacity continues to grow, albeit at a slower rate relative to consumption. The nylon industry in China is now entering a mature development phase.
Over the next five years, China’s nylon industry will face the challenge of further optimizing its industrial structure to adapt to shifting market demands. Currently, conventional products dominate the market, while high-end, functional, and differentiated products account for a relatively low share. This disparity increasingly conflicts with the rising demand for functionally differentiated and customized products, leading to a significant demand for non-standardized, custom-made nylon products. As the industry matures, it will enter a new phase of structural adjustment for nylon products.
In the long run, differentiation, functionalization, and customization will be essential for increasing the added value of nylon yarns and enhancing the industry’s competitiveness in the high-end market. To meet the growing demand for high-performance yarns, differentiation, functionalization, and customization will play a crucial role in the future development of China’s nylon industry.
Differentiation and functionalization refer to chemical yarns with unique functions, achieved through modifications such as changing physical morphology, adding additives, or composite spinning. These yarns can offer properties such as antibacterial and antiviral effects, infrared emission, UV protection, and flame retardancy. Customization refers to the production of non-standard nylon yarns, including fine denier, porous, and irregular cross-sections, which meet specific customer requirements.

PRC REGULATION
We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. This section summarizes the most significant PRC laws, rules and regulations that affect and govern our current major business activities and operation in the PRC.
Regulations on Safe Production
According to the Production Safety Law of the PRC promulgated on June 29, 2002 and last amended on June 10, 2021, enterprises shall meet with the conditions for work safety as required by relevant laws and regulations. Enterprises having more than 100 employees shall establish a department to carry out work safety management or have personnel responsible for work safety management specifically. If an enterprise has no more than 100 employees, it shall engage in full-time or part-time personnel managing production safety. Enterprises shall provide their employees with education and training on work safety to ensure that the employees have the necessary knowledge regarding work safety, are familiar with the relevant work safety rules and operating procedures, and acquire safe operation skills required for their respective positions. The employees performing special functions as defined by the work safety supervision department of the State Council must receive special training on work safety and hold the qualification certificate for performing such special functions.
Regulations on Product Quality
Pursuant to the Product Quality Law of the PRC, promulgated on 22 February 1993 and latest amended on 29 December 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.
On May 28, 2020, the SCNPC promulgated the Civil Code of the PRC (the “PRC Civil Code”), which took effect on January 1, 2021 and replaces the Tort Law of the PRC, the Contract Law of the PRC, and several other basic civil laws in the PRC. Under the PRC Civil Code, if a product is found to be defective and to compromise the personal and property security of others, the victim may require compensation to be made by the manufacturer or the seller of the product. Where any manufacturer or seller knowingly produces or sells defective products or fails to take effective remedial measures in accordance with the PRC Civil Code and thus causes death or serious damage to the health of another person, such person shall be entitled to claim punitive damages. If the transporter or storekeeper is responsible for the matter, the manufacturer or seller shall have the right to demand compensation for its losses.
Regulations on Environmental Protection
Pursuant to the Environmental Protection Law of the PRC (Amended in 2014) promulgated on April 24, 2014 and became effective on January 1, 2015, the waste discharge licensing system has been implemented in the PRC. Enterprises, public institutions and other producers and operators which are subject to the waste discharge license management shall discharge waste according to the requirements of the waste discharge license; those that fail to obtain the waste discharge license shall not discharge pollutants. Furthermore, installations for the prevention and control of pollution at a construction project must be designed, built and commissioned together with the principal part of the project. Pursuant to the Environmental Impact Assessment Law of the PRC (Amended in 2018) promulgated on October 28, 2002 and last amended on December 29, 2018, the State implements administration by classification on the environmental impact of construction projects according to the level of impact on the environment. The construction unit shall prepare an environmental impact report, or an environmental impact form or complete an environmental impact registration form (the “Environmental Impact Assessment Documents”) for reporting and filing purpose. If the Environmental Impact Assessment Documents of a construction project have not been reviewed by the approving authority in accordance with the law or have not been granted approval after the review, the construction unit is prohibited from commencing construction works. For a construction project for which an Environmental Impact Statement is prepared, the project facility may go into production or be delivered for use only after it undergoes an inspection and acceptance has been made by the facility owner.
Pursuant to the Law of the PRC on Prevention and Control of Environmental Pollution Caused by Solid Wastes (Revised in 2020), promulgated on April 29, 2020 and took effect on September 1, 2020, the construction of projects which generate, store, utilize or treat solid waste shall be subject to environmental impact assessment in accordance with the law and abide by pertinent state regulations on the administration of environmental protection concerning construction projects. The necessary supporting facilities for the prevention and control of environmental pollution caused by solid wastes as specified in the environmental impact assessment documents of the construction project shall be designed, constructed and put into operation simultaneously with the major construction works of the construction project. No construction projects shall be permitted to be put into operation or to use before its facilities for the prevention and control of environmental pollution caused by solid wastes have been inspected and accepted by the competent department of environmental protection that examined and accepted the environmental impact assessment documents.
Pursuant to the Law of the PRC on Prevention and Treatment of Water Pollution (Amended in 2017) promulgated on June 27, 2017 and took effect on January 1, 2018, the environmental impact assessment shall be conducted on new construction, reconstruction and construction expansion projects or other installations on water which directly or indirectly discharge pollutants into the water according to law. The water pollution prevention and treatment facilities of a construction project must be designed, constructed and put into operation simultaneously with the major construction works of the said construction project. The water pollution prevention and treatment facilities shall comply with the requirements of approved or filed environmental impact assessment documents. Pursuant to the Notice of the General Office of the State Council on Issuing the Implementation Plan for the Control of Waste Discharge Permit System (No. 81 [2016] of the State Council’s Office, effective on November 10, 2016) and the Classification Management List for Fixed Source Pollution Permits (2019 Edition) (Order No. 11 of the Ministry of Ecology and Environment, effective on December 20, 2019), the state implements a focused management, a simplification management and a registration management of emission permits based on the pollutant-discharging enterprises and other manufacturing businesses’ amount of pollutants, emissions and the extent of environmental damage.
Regulations on Fire Prevention Management
According to the Fire Prevention Law of the PRC promulgated on April 29, 1998, which was latest amended on April 29, 2021, and the Interim Provisions on the Administration of Fire Protection Design Review and Acceptance of Construction Projects promulgated on April 1, 2020 and amended on August 21, 2023, the design and construction of fire prevention features for construction projects shall conform to state’s fire prevention technical standards. Project owners, design entities, construction entities and project supervision entities, shall be responsible for the fire protection design and the quality of the fire protection for construction of the projects. With respect to construction projects, such projects are subject to inspection and acceptance for fire protection. Project facility owners of special construction projects shall file applications with competent authorities for inspection and acceptance for fire protection. These special construction projects include, among others, production and processing workshops of labor-intensive enterprises with a gross floor area of more than 2,500 square meters, staff collective dormitories of labor-intensive enterprises with a gross floor area of more than 1,000 square meters; a single public building with the gross floor area of more than 40,000 square meters or with the height of more than 50 meters. Apart from these special construction projects mentioned above, for other construction projects, a project facility owner shall prepare the Inspection and Acceptance Reports of Fire Protection for the records of the competent authorities, and such authorities shall conduct a random inspection thereof.
If a project facility owner places into service a construction project which was required to undergo a fire protection inspection and acceptance and prepare an Inspection and Acceptance Report of Fire Protection, but has not undergone such inspection and acceptance and has failed to prepare such Inspection and Acceptance Report of Fire Protection, or has failed the inspection and acceptance, or failed to suspend the use of construction project for which such project facility owner prepared the Inspection and Acceptance Report of Fire Protection for the records of the competent authorities but is later found to be unqualified in a random inspection, such project facility owner will be ordered to stop using the affected construction project, stop production or business operations and a fine of between RMB 30,000 and RMB 300,000 may be imposed by competent departments. If a project facility owner has undergone a fire protection inspection and acceptance and has already prepared an Inspection and Acceptance Report of Fire Protection but fails to submit the report to the competent authorities for the records, such project facility owner will be subject to a fine of no more than RMB 5,000.
Regulations on Foreign Investment Restrictions
Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (2022 Edition), or the Catalog, as promulgated by the MOFCOM and the NDRC on October 26, 2022, and the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List (2024), as promulgated on September 6, 2024 and will became effective on November 1, 2024.
In addition, a foreign-invested enterprise in the PRC is required to comply with other regulations on its incorporation, operation and changes. On March 15, 2019, the NPC adopted the Foreign Investment Law (the “FIL”), which became effective on January 1, 2020. Pursuant to the FIL, PRC will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the Negative List (2024).
On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize a foreign investment environment, and advances a higher-level opening. On December 30, 2019, the MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020.
Regulations on Foreign Exchange
In 1996, China published the Foreign Currency Administration Regulation, and latest amended on August 5, 2008. This Regulation has set out essential framework rules governing the foreign exchange activities in China. Under this Regulation, the Renminbi is convertible for foreign currency account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, is subject to the registration of the SAFE or its local counterparts.
On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”). Pursuant to the SAFE Circular 3, where domestic entities remit profits to offshore entities, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements according to the principle of genuine transaction, and domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.
On October 23, 2019, the SAFE promulgated the Circular on Further Promoting Cross-border Trade and Investment Facilitation (the “SAFE Circular 28”) and newly revised on December 4, 2023, which expressly allows foreign-invested enterprises that do not engage in equity investment business to use their capital obtained from foreign exchange settlement to make domestic equity investments provided that there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents
In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Returning Investment through Special Purpose Vehicles, known as “the SAFE Circular 37”, which expanded SAFE oversight scope to include overseas investment registration as well. Meanwhile, the SAFE Circular 37 also covers more areas such as PRC residents paying capital contribution with overseas assets or equity. Furthermore, the SAFE Circular 37 requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off). On February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the “SAFE Circular 13”, which was amended on December 30, 2019. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under the SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.
Regulations on Dividend Distributions
Fujian Jiamei is a foreign-invested enterprise under the PRC law. The distribution of dividends paid by Fujian Jiayi Chemical Fiber is subject to a number of PRC laws and regulations, including, among others, the Company Law, the Foreign Investment Law and its Implementing Regulations, the Enterprise Income Tax Law and its Implementation Regulations.
Under those laws and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Foreign-invested enterprises are required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. Foreign-invested enterprises are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
Regulations on Company Establishment and Operation
The Company Law of the PRC (the “Company Law”) was promulgated by the SCNPC on December 29, 1993 and was last amended on December 29, 2023. According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited companies. A company is an enterprise legal person with independent legal person property, and is entitled to legal person property rights. The company shall bear liabilities for its debts with all its assets. The shareholders of a limited liability company shall bear liabilities for the company to the extent of their respective subscribed capital contribution. The shareholders of a joint stock limited company shall bear liabilities for the company to the extent of their respective subscribed shares. The Company Law shall be applicable to foreign-invested limited liability companies and joint stock limited companies. The provisions otherwise prescribed by the laws on foreign investment shall prevail.
Pursuant to the PRC Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in PRC.
Pursuant to the Measures for the Reporting of Foreign Investment Information promulgated by the Ministry of Commerce and State Administration for Market Regulation on December 30, 2019, which came into effect on January 1, 2020. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

M&A Rules and Regulations on Overseas Listings
On August 8, 2006, six PRC regulatory agencies, MOFCOM, the State Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the M&A Rules and amended them on June 22, 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. After the FIL and its implementation regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the FIL and its implementation regulations.
Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information.
On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which became effective on March 31, 2023.
According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC. When a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. When a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. The required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing or approval documents from relevant industry regulators of the applicants (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions issued by domestic law firms (with related undertakings), and (v) prospectus or listing documents.
In addition, under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets shall abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions. Pursuant to the New Administrative Rules Regarding Overseas Listings, we have to file with the CSRC in accordance with the Trial Administrative Measures with respect to this offering.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that seek overseas offering and listing (either in direct or indirect means) and the securities companies and securities service (either incorporated domestically or overseas) providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret or working secret of government agencies, or harm national security and public interests.
Furthermore, a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed.
Regulations on Employment and Social Welfare
Employment
The major PRC laws and regulations that govern employment relationship are the PRC Labor Law, or the Labor Law (issued by the SCNPC on July 5, 1994, came into effect on January 1, 1995 and revised on August 27, 2009 and December 29, 2018), the PRC Labor Contract Law, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and became effective on January 1, 2008, and then amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Rules of the Labor Contract Law of the PRC, or the Implementation Rules of the Labor Contract Law, issued by the State Council on September 18, 2008 and came into effect on the same day. According to the aforementioned laws and regulations, labor relationships between employers and employees must be executed in written form. The laws and regulations above impose stringent requirements on the employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees. As prescribed under the laws and regulations, employers shall ensure its employees have the right to rest and the right to receive wages no lower than the local minimum wages. Employers must establish a system for labor safety and sanitation that strictly abide by state standards and provide relevant education to its employees. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative liabilities and/or incur criminal liabilities in the case of serious violations.
Social Insurance and Housing Provident Fund
According to the Social Insurance Law of PRC, which issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. Moreover, it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, issued by the State Council on January 22, 1999 and came into effect on the same day and was recently revised on March 24, 2019, prescribes the details concerning the social securities.
According to the Regulation on the Administration of Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank.

Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and transfer or seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.
Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB 10,000 to RMB 50,000. Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.
Regulations on Tax
Enterprise Income Tax
According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007 and last amended and effective on December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC (the “EITIR”), which was promulgated by the State Council on December 6, 2007 and last amended and effective on April 23, 2019, the enterprise income tax of both domestic and foreign-invested enterprises is unified at 25% with certain exceptions. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25%, while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” (i.e., establishments that carry out substantial and overall management and control over production and operations, personnel, accounting and properties) are located in the PRC are considered as PRC tax resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income.
Value-added Tax
According to the Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the PRC promulgated by MOF on December 25, 1993 and last amended on December 28, 2011, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, the sale of services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay value-added tax.
On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement of Strengthening Reform of VAT Policies (the “Announcement No. 39”), which provides certain VAT reduction arrangements. According to the Announcement No. 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement No. 39 came into effect on 1 April 2019 and shall prevail in case of any conflict with existing provisions. The Announcement No. 39 further provides that a qualified VAT taxpayer that provides postal services, telecommunication services, modern services or living services is allowed to add an extra 10% based on the offsetable input VAT for the current period for deduction of the tax payable from 1 April 2019 to 31 December 2021.

Dividends Withholding Tax
According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. The SAT issued the Announcement on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (the “SAT Circular 35”) on October 14, 2019, which became effective on January 1, 2020 and further simplified the procedures for enjoying treaty benefits. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties which was issued on February 3, 2018 by the SAT and effective on April 1, 2018, when determining the applicant’s status of the “Beneficial Owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases.
Regulations on Intellectual Property
Trademarks
Trademarks are protected by the PRC Trademark Law adopted in 1982 and lastly amended in 2019 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office of China National Intellectual Property Administration handles trademark registrations. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.
Patents
According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 with effect from June 1, 2021, and its latest Implementation Rules promulgated by the State Council on December 11, 2023 and took into effect on January 20, 2024, the National Intellectual Property Administration is responsible for administering patents in the PRC. Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under the law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention, 15 years for designs, and 10 years for utility models.
Copyright
Pursuant to the Copyright Law of the PRC promulgated by the SCNPC on September 7, 1990 and last amended on November 11, 2020 with effect from June 1, 2021, and the Implementing Regulations of the Copyright Law of the PRC promulgated by the State Council on August 2, 2002, latest amended on January 30, 2013 and became effective on March 1, 2013, the PRC nationals, legal persons, and other organizations shall, enjoy copyright in their works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The copyright owner enjoys various kinds of rights, including right of publication, right of authorship and right of reproduction.
Any work of a foreigner which acquires copyright under an agreement concluded between the PRC and the country to which the author belongs or in which the author permanently resides, or under an international treaty to which both countries are parties, shall be protected by the Copyright Law of the PRC. Any work of a foreigner published for the first time and within the territory of the PRC shall acquire copyright in accordance with the relevant rules.
Pursuant to the Computer Software Protection Regulations promulgated by the State Council on June 4, 1991 and latest amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration. The National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.
Domain Names
Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017, and the Detailed Rules for the Implementation of National Top-level Domain Name Registration, which were promulgated by China Internet Network Information Center and took into effect on June 18, 2019. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first file” principle. The applicants will become the holders of such domain names upon the completion of the registration procedure.
Regulations on Anti-Monopoly, Anti-Corruption and Anti-Bribery
The Anti-Monopoly Law, which was promulgated by the SCNPC on August 30, 2007, and amended on June 24, 2022 and became effective on August 1, 2022, stipulates the regulation of market monopoly. The Anti-Monopoly Law prohibits the conclusion of a monopoly agreement between business operators, the abuse of a dominant market position by a business operator and concentration of undertakings which has or may have an effect of excluding or limiting market competition. The newly revised Anti-Monopoly Law proposes to increase the fines on business operators liable for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” Furthermore, the relevant authority may require business operators to declare where there is evidence that the resulting concentration has or may have the effect of eliminating or restricting competition, even if the level of such concentration does not reach the filing threshold. If the business operators fail to make a declaration, the relevant authority will conduct an investigation according to law.
Pursuant to the Anti-Unfair Competition Law of the PRC promulgated by the SCNPC on September 2, 1993 and last amended on April 23, 2019, a business operator shall not resort to bribery to seek a transaction opportunity or competitive advantage by offering money or goods or by any other means, to (i) any employee of the counterparty in a transaction, (ii) any entity or individual entrusted by the counterparty in a transaction to handle relevant affairs, or (iii) any other entity or individual that takes advantage of powers or influence to influence a transaction. A business operator may expressly offer a discount to the counterparty or pay commissions to the intermediaries of a transaction in the course of transaction activities, which shall be properly recorded at both parties’ accounting books. Any commercial bribery committed by an employee of a given business operator will be deemed as conduct of such business operator unless evidence shows that such act is not related to such business operator’s efforts in seeking a transaction opportunity or competitive advantage.

MANAGEMENT
The following individuals are members of the Board and management of the Company.
Name	Age	Position(s)
Wenyu Lin	42	Chief Executive Officer, Chairman and Director
Chaohong Xue	49	Chief Financial Officer
Yifan Zhang	39	Chief Operating Officer and Director
Zheng Lin	57	Independent Director Nominee*
Youmei Chen	48	Independent Director Nominee*

*
Each of our board nominees has agreed to serve on our Board following the effectiveness of this registration statement. Such appointment onto our Board as well as each of the committees of the Board will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

The following is a brief biography of each of our executive officers and directors:
Wenyu Lin has served as our Chief Executive Officer and Chairman since March 2010. Mr. Lin is also a key leader in the R&D department. He joined the Company in January 2004. From January 2004 to June 2008, Mr. Lin worked in the production department, where he systematically and deeply studied the production process and product technology of nylon yarn pre-spinning and post-spinning, and further improved and perfected the workshop management and performance appraisal system within the production department. From June 2008 to March 2010, Mr. Lin was promoted to Regional Sales Manager for the Changle area and subsequently to Deputy Director of Marketing. He integrated his educational expertise in marketing, delving deeply into the intricacies of various market segments and refining his perspective on the nylon sector’s landscape and future trajectory.
Mr. Lin’s expertise in formulating a corporate strategy focused on product functionalization and differentiation, while intensifying efforts in R&D, production, and market penetration for specialty products, makes him an ideal fit as the Company’s CEO, Chairman and Director, bringing significant value to the organization.
Chaohong Xue has been our Chief Financial Officer since March 2013. She plays a pivotal role in creating reliable business performance, ensuring the fulfillment of contractual obligations, and will also be instrumental in the company’s growth and promotion of long-term strategic development. From March 1994 to March 2013, she worked in the finance department of Yuanhong Flour Food (Fujian) Co., Ltd., where she served as a cashier, accountant and financial manager. Ms. Xue received her certificate in accounting in 2004 from Fujian Normal University Fuqing Branch and a bachelor’s degree in accounting in 2006 from Huazhong University of Science and Technology. Ms. Xue’s expertise in finance and accounting makes her qualified to be the Company’s chief financial officer.
Yifan Zhang has been our Sales Vice President since July 2019 and was appointed as our Chief Operating Officer in July 2021. At Jiayi, she gained five years of foreign trade sales experience and five years of sales team management experience. Ms. Zhang is also responsible for the company’s procurement business. With her keen understanding of market demand and terminal sales prices, she is able to accurately analyze market trends and determine optimal procurement timings for upstream raw materials. She possesses a deep understanding of the needs of both upstream and downstream customers and has unique insights into future development trends in the textile industry. This enables her to provide valuable guidance for new product development and subsequent mass production from a market-oriented perspective. Ms. Zhang obtained a bachelor’s degree in Mechanical Engineering and Industrial Design from Tianjin University of Commerce in 2008. Ms. Zhang’s expertise in sales and procurement makes her an ideal fit as our Chief Operating Officer and Director.
Zheng Lin is an independent director nominee and will serve as an independent director of the Company upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Lin has over 37 years of commercial and professional experience in both Australia and China. He has extensive expertise in corporate finance and financial advisory across a wide range of industries, as well as in audit and IPO services. From July 2007 to January 2014, he served as the International Business Director of BDO China Shu Lun Pan CPAs LLP, Fujian Office (previously known as Lixin Zhonglian Mindu CPAs), an accounting firm in China. Since February 2014, he has been a founding member and the Deputy Chief Officer of Dahua CPAs LLP (known as MOORE Global, China), Fujian Office, an accounting firm in China. Mr. Lin graduated from Xiamen University in the PRC in July 1987 with a Bachelor of Arts degree. He later obtained a Bachelor of Commerce from Macquarie University, Australia, in September 1997, majoring in accounting and finance. In January 2000, he was awarded the designation of Certified Practising Accountant by CPA Australia. In December 2000, he was appointed by the Attorney General of New South Wales as a Justice of the Peace (NSW). Mr. Lin’s expertise in corporate finance and financial advisory makes him an ideal fit as our independent director.
Youmei Chen is an independent director nominee and will serve as an independent director of the Company upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Chen worked in audit and consulting at several well-known accounting firms in China before 2008. Since 2008, he has held positions as a director and senior executive at several publicly listed companies in China. With over 26 years of experience in corporate finance and financial consulting, he has extensive expertise in IPO audits and equity financing. Beginning in 2005, he worked at the Fuzhou branch of Xiamen Tianjian Accounting Firm (now the Fuzhou branch of Grant Thornton). There, he led the listing and related preparations for multiple companies, including Yonghui Superstores Co., Ltd. (SH.601933), Hongbo Co., Ltd. (SZ.002229), and Ceepower Co., Ltd.(SZ.300062). From October 2011, he served as a director and deputy general manager at Chahua Modern Housewares Co., Ltd.(SH.603615), overseeing the company’s finance, taxation, and financing matters until its A-share listing. He then shifted to managing domestic channel sales and, in August 2022, assumed the role of Managing Director (CEO), taking on comprehensive responsibility for the company’s operations. Mr. Chen graduated from Jimei University in Xiamen, China, in July 1998. In May 2016, he earned a master’s in business administration, majoring in financial management and investment & financing, from Fuzhou University. In 2019, he was appointed as an external MBA supervisor at Fuzhou University, and in 2022, he became an entrepreneurship mentor at the university’s School of Economics and Management. In 2003, he obtained his Chinese Certified Public Accountant (CPA) license, and in 2008, he transitioned to non-practicing member status. Mr. Chen’s expertise in IPO audits and equity financing makes him an ideal fit as our independent director.
Family Relationships
None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K, other than Wenyu Lin and Yifan Zhang, who are spouses.
Involvement in Certain Legal Proceedings
To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.
Board of Directors
Our board of directors will consist of four directors upon closing of this offering. Our board of directors have determined that each of our two independent director nominees, Zheng Lin and Youmei Chen, satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.
Terms of Directors and Executive Officers
The Company may by ordinary resolution appoint any person to be a director. The directors may also appoint additional directors from time to time. Each of the directors holds office until such time as he resigns, is removed from office by the Company by ordinary resolution or otherwise ceases to be eligible to be a director of the Company pursuant to our amended and restated articles of association.
Each of the officers holds office until removed from the said office by the board of directors, whether or not a successor is appointed. Each officer may hold more than one office and no officer needs to be a director or shareholder of the Company.

Qualification
There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.
Insider Participation Concerning Executive Compensation
Our board of directors, which currently consists of Wenyu Lin, Yifan Zhang, Zheng Lin and Youmei Chen, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time when our three independent directors will be installed.
Committees of the Board of Directors
We will establish three committees under the board of directors immediately upon the effectiveness of the registration statement of which this prospectus is a part, including an audit committee, a compensation committee and a nominating and corporate governance committee. Even though we are exempted from corporate governance standards because we are a foreign private issuer, we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee.   Our audit committee will consist of Zheng Lin and Youmei Chen. Zheng Lin will be the chairman of our audit committee. We have determined that Zheng Lin and Youmei Chen will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that each of Zheng Lin and Youmei Chen qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:
•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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reviewing with the independent auditors any audit problems or difficulties and management’s response;

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discussing the annual audited financial statements with management and the independent auditors;

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reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

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reviewing and approving all proposed related party transactions;

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meeting separately and periodically with management and the independent auditors; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.   Our compensation committee will consist of Wenyu Lin, Yifan Zhang and Youmei Chen upon the effectiveness of their appointments. Wenyu Lin will be the chairman of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

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approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

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reviewing periodically and approving any long-term incentive compensation or equity plans, if any;

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selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

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programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee will consist of Yifan Zhang, Wenyu Li and Zheng Lin upon the effectiveness of their appointments. Yifan Zhang will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:
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identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

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reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

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identifying and recommending to our board the directors to serve as members of committees;

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advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. Our directors also owe to our company a duty to act with skill, care and diligence. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital and Cayman Islands Law — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.
Terms of Directors
Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.
Code of Business Conduct and Ethics
Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees.

Corporate Governance
We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may at our option comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We currently intend to take advantage of the following exemptions afforded to foreign private issuers:
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Listing Rule 5605(b)(2), pursuant to independent directors must have regularly scheduled meetings at which only independent directors are present.

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Listing Rule 5620(a), pursuant to which companies listing common stock or voting preferred stock, and their equivalents, on Nasdaq are required to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end, unless such company is a limited partnership that meets certain requirements.

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Listing Rule 5620(b), pursuant to which companies that are not limited partnerships shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

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Listing Rule 5635(a), pursuant to which companies listed on Nasdaq are required to obtain shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if: (1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash: (A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or Substantial Shareholder (as defined by Listing Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more.

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Listing Rule 5635(b), pursuant to which Companies listed on Nasdaq are required to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

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Listing Rule 5635(c), pursuant to which companies listed on Nasdaq are required to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.

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Listing Rule 5635(d), pursuant to which companies listed on Nasdaq are required to obtain shareholder approval for a transaction involving the sale, issuance or potential issuance of common stock or securities convertible into or exercisable for common stock, which alone or together with sales by officers, directors, or substantial shareholders, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance at a price less than the lower of (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement.

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Listing Rule 5250(b)(3), pursuant to which companies listed on Nasdaq must disclose all agreements and arrangements in accordance with this rule by no later than the date on which the company files or furnishes a proxy or information statement subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 in connection with the company’s next shareholders’ meeting at which directors are elected.

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Listing Rule 5250(d), pursuant to which companies listed on Nasdaq are required to distribute annual and interim reports to shareholders.

Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).
In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:
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Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K, disclosing significant events within four days of their occurrence.

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Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.
Furthermore, as a “controlled company” as defined under Nasdaq Marketplace Rule 5615(c), we are permitted to elect not to comply with certain corporate governance requirements, including:
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an exemption from the rule that a majority of our board of directors must be independent directors;

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an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

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an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we currently rely on the “foreign private issuer” exemption under the Nasdaq listing rules, we may rely on the “controlled company” exemption in the future. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements.
Interested Party Transactions
Our Articles generally prohibit a director from having a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.
However, this prohibition does not apply if the director discloses to the Board the nature and extent of any material interest or duty, they may:
(a)
be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested; or

(b)
be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

Such disclosure may be made at a meeting of the board of directors or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of their direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.
If a Director has made disclosure in accordance with the Articles, then they shall not, by reason only of their office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Remuneration and Borrowing
Unless otherwise determined by the Company by ordinary resolution, the directors (other than alternate directors) shall be entitled to such remuneration by way of fees for their services in the office of director as the directors may determine.. Each director is entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings, property, and uncalled capital or any part thereof, and to issue debentures, debenture stock, mortgages, bonds and other securities whether outright or as security for any debt, liability or obligation of the company or of any third party.

EXECUTIVE COMPENSATION
Compensation of Executive Officers
For the years ended March 31, 2023 and 2024, we paid RMB 0.3 million and RMB 0.3 million in the aggregate respectively to our three executive officers.
Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.
Agreements with Officers and Directors
We intend to enter into a revised employment agreement with each of our executive officer prior to the listing of our Class A Ordinary Shares on Nasdaq. The term of each of our executive officers’ employment will be automatically renewed unless terminated by either party by giving [30-day] advance notice. We may terminate the employment for cause, at any time, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.
We will also enter into indemnification agreements with each of our directors and executive officers, the form of which is filed as an exhibit to this Registration Statement. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.
Compensation of Directors
For the years ended March 31, 2023 and 2024, we did not compensate our independent director nominees.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A Ordinary Shares offered in this offering for:
•
each of our directors and executive officers who beneficially own our Ordinary Shares; and

•
each person known to us to own beneficially more than 5.0% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we will include ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, will not be included in the computation of the percentage ownership of any other person. The percentage of beneficial ownership of our Ordinary Shares immediately after the completion of this offering is based on Ordinary Shares that will be issued and outstanding which includes (i) 17,987,911 Ordinary Shares, comprising 9,987,911 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares outstanding immediately prior to the completion of this offering; and (ii)       Class A Ordinary Shares issued in connection with this offering, assuming the underwriter does not exercise the option to purchase additional Class A Ordinary Shares.
	Ordinary Shares beneficially owned prior to this offering				Ordinary Shares beneficially owned after this offering
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of beneficial ownership (of total Class A and Class B Ordinary Shares)	Percentage of total voting power before this offering†	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of beneficial ownership (of total Class A and Class B Ordinary Shares)	Percentage of total voting power after this offering†
Directors and Executive Officers(1)
Wenyu Lin(2)	7,829,362	8,000,000	88.0%	98.3%	7,829,362	8,000,000	%	%
Yifan Zhang(3)	949,762	—	5.3%	0.7%	949,762	—	%	%
Chaohong Xue	—	—	—	—	—	—	—	—
Zheng Lin	—	—	—	—	—	—	—	—
Youmei Chen	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group	7,829,362	8,000,000	88.0%	98.3%	7,829,362	8,000,000	%	%
Principal Shareholders:
Saturn Investment Co., Ltd(2)	6,879,600	8,000,000	82.7%	97.6%	6,879,600	8,000,000	%	%
Ever-Rise Co., Ltd(3)	949,762	—	5.3%	0.7%	949,762	—	%	%
HK Zhongzhao Investment Group Co Limited(4)	1,439,033	—	8.0%	1.1%	1,439,033	—	%	%

Notes:
†
For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B Ordinary Shares held by such person or group with respect to all issued and outstanding Class A and Class B Ordinary Shares as a single class. Each holder of our Class A Ordinary Shares is entitled to one vote per share. Each holder of our Class B Ordinary Shares is entitled to fifteen (15) votes per share. Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B ordinary shares under any circumstances.

(1)
Unless otherwise indicated, the business address of each of our directors and officers is Shouzhi Road, Songxia Town, Binhai Industrial Zone, Changle District, Fuzhou City, Fujian Province, People’s Republic of China, 350217.

(2)
Saturn Investment Co., Ltd is a business company incorporated under the British Virgin Islands laws. The address of Saturn Investment Co., Ltd is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Saturn Investment Co., Ltd is its sole director and shareholder, Wenyu Lin, the chief executive officer and director of our Company. Saturn Investment Co., Ltd is the record holder of 6,879,600 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares. On November 4, 2024, Wenyu Lin (“Party A”) and Yifan Zhang (“Party B”) entered into a concerted action agreement, pursuant to which the parties agreed that Party B shall with respect to shares held take concerted actions in accordance with Party A’s opinions, and if Party A and Party B fail to reach a consensus, Party A’s opinions shall prevail. Hence, Wenyu Lin and Saturn Investment Co., Ltd have voting power over the 949,762 Class A Ordinary Shares held on record by Ever-Rise Co., Ltd.

(3)
Ever-Rise Co., Ltd is a business company incorporated under the British Virgin Islands laws. The address of Ever-Rise Co., Ltd is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Ever-Rise Co., Ltd is its sole director and shareholder, Yifan Zhang, our officer and director. Ever-Rise Co., Ltd is the record holder of 949,762 Class A Ordinary Shares. On November 4, 2024, Wenyu Lin (“Party A”) and Yifan Zhang (“Party B”) entered into a concerted action agreement, pursuant to which the parties agreed that Party B shall with respect to shares held take concerted actions in accordance with Party A’s opinions, and if Party A and Party B fail to reach a consensus, Party A’s opinions shall prevail.

(4)
HK Zhongzhao Investment Group Co Limited is a company incorporated in Hong Kong with limited liability. The address of HK Zhongzhao Investment Group Co Limited is Room 602, 6/F, Kai Yue Commercial Building, No. 2C, Argyle Street, Mongkok Kowloon, Hong Kong. The person having voting, dispositive or investment powers over HK Zhongzhao Investment Group Co Limited is its sole director and shareholder Jiahui Cheng.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS
Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related party also include principal owners of the Company, its managements, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.
Set forth below are the related party transactions that we have entered into during the two fiscal years ended March 31, 2023 and 2024.
Material Transactions with Related Parties
The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7.B. of Form 20-F. Please see “Note 15 — Related Party Transactions” in our consolidated financial statements included with this prospectus for more details:
The table below sets forth the major related parties and their relationships with the Company as of March 31, 2024:
Name of related parties	Relationship with the Group
Wenyu Lin	CEO, Director and Founder
Fujian Jiawo New Materials Technology Co., Ltd.	Entity controlled by Wenyu Lin
The following are related party transactions for the years ended March 31, 2023 and 2024:
Name of related party and relationship	Nature of transaction	Year Ended March 31, 2023	Year Ended March 31, 2024
		(RMB in thousands)
Fujian Jiawo New Materials Technology Co., Ltd.	Sale of raw material to the Company	—	207
Fujian Jiawo New Materials Technology Co., Ltd.	Purchase of products from the Company	—	3,729
Lin Wenyu	Interest income	1,038	238
In addition, the following tables show related party balances as of March 31, 2023 and 2024:
		Amounts Due From Related Parties
Name of related party and relationship	Nature of transaction	As of March 31, 2023	As of March 31, 2024
		(RMB in thousands)
Wenyu Lin	Disbursement(1)	—	725
Fujian Jiawo New Materials Technology Co., Ltd.	Disbursement(2)	9,739	—
Total		9,739	725

(1)
During the fiscal year ended March 31, 2024, the Company borrowed approximately RMB725,000 from Mr. Wenyu Lin, the founder of the Company, to fund its working capital. The Company has an amount due to Mr. Wenyu Lin of approximately RMB725,000 as of March 31, 2024.

(2)
During the fiscal year ended March 31, 2023, the Company borrowed approximately RMB9,732,000 from Fujian Jiawo New Materials Technology Co., Ltd. (“Jiawo”), a related party under the control of Mr. Wenyu Lin, the founder of the Company to fund its working capital. The Company has an amount due to Jiawo of approximately RMB9,739,000 as of March 31, 2023 and an amount of approximately RMB8,315,000 was repaid in the fiscal year ended March 31, 2024.

		Amounts due to related parties
Name of related party	Nature of transaction	As of March 31, 2023	As of March 31, 2024
		(RMB in thousands)
Wenyu Lin	Loans from the Company(3)	15,459	—
Fujian Jiawo New Materials Technology Co., Ltd.	Accounts receivable(4)	—	2,512
Total		15,459	2,512

(3)
The Company lent approximately RMB30,833,000 to Mr. Wenyu Lin, the founder of the Company with an annual interest rate of 4.0%. During the fiscal year ended March 31, 2023, the Company received approximately RMB15,374,000 from Mr. Wenyu Lin and recorded interest income of approximately RMB1,038,000. The Company has an amount due from Mr. Wenyu Lin of approximately RMB15,459,000 as of March 31, 2023 and the amount was fully recovered in the fiscal year ended March 31, 2024.

(4)
During the fiscal year ended March 31, 2024, the Company purchased raw materials from Jiawo in an amount of approximately RMB 207,000, and the Company sold products to Jiawo in an amount of approximately RMB3,729,000. The Company has an amount due from Jiawo of approximately RMB 2,512,000 as of March 31, 2024.

Employment Agreements
See “Executive Compensation — Agreements with Officers and Directors”.
Policies and Procedures for Related Party Transactions
Our board of directors has established an audit committee, upon the effectiveness of the registration statement of which this prospectus forms a part, which will be tasked with review and approval of all related party transactions.

DESCRIPTION OF SHARE CAPITAL AND CAYMAN ISLANDS LAW
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our amended and restated memorandum of association (“Memorandum”) and articles of association (“Articles”), as amended, restated or restated from time to time, and the Companies Act (as Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.
As of the date of this prospectus, our company’s authorized share capital is $50,000 divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares with a par value of $0.0001 per share. As of the date of this prospectus, 9,987,911 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares are issued and outstanding. Immediately upon the completion of this offering, assuming no exercise of the over-allotment option by the underwriters, there will be        Class A Ordinary Shares issued and outstanding (or       Class A Ordinary Shares if the underwriter exercises the over-allotment option to purchase additional Class A Ordinary Shares in full) and 8,000,000 Class B Ordinary Shares issued and outstanding.
Our Memorandum and Articles
The following are summaries of material provisions of our amended and restated memorandum of association (“Memorandum” and articles of association (“Articles”) and of the Companies Act, insofar as they relate to the material terms of our Class A and Class B Ordinary Shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which are filed as exhibits to the registration statement of which this prospectus forms a part.
Objects of Our Company.   Under our Memorandum and Articles, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.
Class A and Class B Ordinary Shares.   Our Class A and Class B Ordinary Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.
Dividends.   The holders of our Class A and Class B Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Articles provide that dividends may be out of any funds of the Company lawfully available for distribution. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose subject to the restrictions of the Companies Act, provided that in no circumstances may we pay a dividend out of share premium account if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights.   Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or extraordinary general meeting of the shareholders entitled to vote on such action, or in lieu of a general meeting, be effected by a resolution in writing. On a poll, each shareholder is entitled to one vote for each Class A Ordinary Share, and fifteen votes for each Class B Ordinary Share, both voting together as a single class, on all matters that require a shareholder’s vote.
A quorum required for a meeting of shareholders consists of one or more shareholders present and holding at least one-third of the number of paid up Class A and Class B Ordinary Shares of our company present in person or by proxy. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a written requisition by any one or more shareholder(s) entitled to attend and vote at general shareholders’ meetings of our company holding not less than 10% of the number of our paid up Class A and Class B Ordinary Shares deposited at the registered office of our company. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires, where a poll is taken, the affirmative vote of a simple majority of the votes attaching to the Class A and Class B Ordinary Shares cast at a meeting, while a special resolution requires, where a poll is taken, the affirmative vote of not less than two-thirds of the votes attaching to the Class A and Class B Ordinary Shares cast at a meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as a change of company name or making amendments to our Memorandum or Articles. Holders of the Class A and Class B Ordinary Shares may, among other things, subdivide or consolidate their shares by passing of an ordinary resolution.
Conversion.   Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Share into Class A Ordinary Share. In no event shall Class A Ordinary Share be convertible into Class B Ordinary Share. Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to our post-offering memorandum and articles of association shall be effected by way of a re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share, or a repurchase of each relevant Class B Ordinary Share for cancellation and an allotment and issuance of new Class A Ordinary Share. Any future issuances of Class B Ordinary Shares may be dilutive to holders of Class A Ordinary Shares. The conversion of Class B Ordinary Shares might have an impact on holders of Class A Ordinary Shares, including dilution and reduction in the aggregate voting power of holders of Class A Ordinary Shares, as well as the potential increase in the relative voting power if any holder of Class B Ordinary Shares retains its shares.
Election of directors.   Directors may be appointed by an ordinary resolution of our shareholders or by a resolution of the directors of the Company
Meetings of directors.   At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A director represented by an alternate director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.
Transfer of Class A Ordinary Shares and Class B Ordinary Shares.   Subject to our Articles relating to the transfer of Class A Ordinary Shares and Class B Ordinary Shares and provided that such transfer complies with the applicable rules of the Securities and Exchange Commission, the Nasdaq and federal and state securities laws of the United States, our shareholders may transfer all or any of his or her Class A Ordinary Shares and Class B Ordinary Shares by an instrument of transfer in a common form or any other form prescribed by the Nasdaq or otherwise approved by our board of directors. Only our Class A Ordinary Shares will be listed on Nasdaq.
Our board of directors may, in its absolute discretion, decline to register any transfer of any Class A Ordinary Shares and Class B Ordinary Share whether or not it is fully paid up without assigning any reason for doing so.
If our directors refuse to register a transfer they shall, within six weeks after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.
The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year as our board may determine.
Liquidation rights.   If we are wound up, the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass an ordinary resolution allowing the liquidator to do either or both of the following:
(a)
to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to set such value to any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)
to vest the whole or any part of the assets in trustees upon such trusts for the benefit of contributories as the liquidator shall think fit.

Calls on Shares and Forfeiture of Shares.   Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption of Shares.   The Companies Act and our Articles permit us to purchase, redeem or otherwise acquire our own shares, subject to certain restrictions and requirements under the Companies Act, our Memorandum and Articles and any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission. In accordance with our Articles, we may issue shares may, with the sanction of a special resolution passed by the shareholders, be issued on terms that are, or at the option of our Company or the holder is liable, to be redeemed. Under the Companies Act, the repurchase of any share may be paid out of our company’s profits, out of our share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, if authorized by the articles of association and subject to the Companies Act, out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there no longer be any issued shares of our Company (other than shares held as treasury shares), and (3) unless the manner of repurchase (if not so authorized under the Memorandum and Articles) has first been authorized by a resolution of our shareholders. Under the Articles, our Company may repurchase its own shares provided that the shareholders shall have approved the manner of repurchase by an ordinary resolution. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no longer any issued shares of our Company (other than shares held as treasury shares).
Variations of Rights of Shares.   The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or series or with the sanction of a resolution passed by at least a three-fourths majority of the holders of shares of the class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the shares of the class or series.
Changes in the number of shares we are authorized to issue and those in issue.   We may from time to time by an ordinary resolution passed by our shareholders:
•
increase or reduce (by cancellation of shares that have not been taken or agreed to be taken by any person) the authorized share capital of our Company;

•
subdivide our authorized and issued shares into a larger number of shares; and

•
consolidate our authorized and issued shares into a smaller number of shares.

Issuance of Additional Shares.   Our Memorandum and Articles authorize our board of directors to issue additional Class A Ordinary Shares and Class B Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Inspection of Books and Records.   Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Preferred Shares.   As at the date of this prospectus, we do not have any preferred shares authorized, issued or outstanding.
Exempted Company
We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts trade or business outside of the Cayman Islands or in furtherance of the business of the exempted company carried on outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are similar to an ordinary company except that, for an exempted company that does not hold a license to carry on business in the Cayman Islands:
•
an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•
an exempted company’s register of members is not required to be open to inspection;

•
an exempted company does not have to hold an annual general meeting;

•
an exempted company that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

•
an exempted company may issue shares without nominal or par value;

•
an exempted company may not issue negotiable shares, and shares shall be transferred only on the books of such company;

•
an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are given for 20 or 30 years);

•
an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•
an exempted company may register as an exempted limited duration company; and

•
an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.
Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the Nasdaq Capital Market rules in lieu of following home country practice after the closing of this offering.
Differences in Corporate Law
The Companies Act is derived, to a large extent, from that of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other documents, a declaration as to the solvency of the consolidated or surviving company, a declaration of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every shareholder of each subsidiary company to be merged unless that shareholder agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.
The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by the Grand Court of the Cayman Islands upon application of the constituent company that has issued the security.
Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except to be paid the fair value of that person’s shares, to participate in all proceedings until such dissenter’s determination of fair value is reached, and the right to obtain relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement. Any such arrangement must be approved by (a) a majority in number of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made and who must, in addition, represent seventy-five percent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting convened for that purpose, or (b) seventy-five percent in value of the shareholders or each class of shareholders, as the case may be, with whom the arrangement is to be made that are present and voting either in person or by proxy at a meeting convened for that purpose, as applicable. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•
the court’s directions and the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:
•
a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

•
an irregularity in the passing of a resolution which requires a qualified majority;

•
an act purporting to abridge or abolish the individual rights of a member; and

•
an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.
Indemnification of Directors and Executive Officers and Limitation of Liability
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles permit indemnification of our directors and officers for costs, losses, damages and expenses incurred in their capacities as such unless such losses or damages arise from actual fraud or willful default or as otherwise required by law. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we plan to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes duties to the company that include a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill, care and diligence. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provide that, on the written requisition of any one or more shareholder(s) who hold not less than 10 percent in the number of paid up Class A Ordinary Shares and Class B Ordinary Shares of our Company deposited at the registered office of our Company, our board of directors shall convene a general meeting of our shareholders and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, any of our directors may be removed by ordinary resolution of our shareholders. The office of a director of our Company shall also be vacated if the director becomes bankrupt or makes any arrangement or composition with his creditors, is found to be or becomes of unsound mind, or resigns his office by notice in writing to our Company.

Transactions with Interested Shareholders
The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, our Company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its shareholders or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Variation of Rights of Shares
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, the rights attached to any class or series of shares may, unless otherwise provided in the Articles or the terms of issue of the shares of that class or series, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class or series, or with the sanction of a resolution passed by at least a three-fourths majority of the shares of that class or series present in person or by proxy and entitled to vote at a separate meeting of the holders of the class or series.
Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our Memorandum and Articles may be altered or amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders
There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.
Powers to Issue Shares
Under our Memorandum and Articles, subject to any applicable provisions in our Memorandum, and without prejudice to any special rights previously conferred on the holders of existing shares, any share of our Company may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as our Company may from time to time by special resolution determine, and subject to the Companies Act, any share of our Company may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.
Subject as otherwise provided in our Articles, all shares for the time being and from time to time unissued shall be under the control of our board of directors, and may be re-designated, allotted, issued or otherwise disposed of in such manner, to such persons and on such terms as our board of directors, in their absolute discretion, may think fit. Our directors may issue shares in separate classes and may issue shares of any class in different series.
History of Securities Issuances
The following is a summary of our securities issuances since our incorporation:
Following the incorporation of the Company, the Company had 50,000 ordinary shares issued and outstanding. In [November 2024], the Company undertook a share subdivision and share capital reorganization, and issued certain new shares to pre-IPO investors, following which the Company had 9,987,911 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares are issued and outstanding.
Class A Ordinary Shares and Class B Ordinary Shares
The Company is authorized to issue 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares of $0.0001 par value. As of the date hereof, 9,987,911 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares are issued and outstanding.
Option Grants
We have not granted any options to purchase our Class A Ordinary Shares and Class B Ordinary Shares.

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering, assuming no exercise by the underwriter of the over-allotment option to purchase additional Class A Ordinary Shares,        Class A Ordinary Shares will be outstanding. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of Class A Ordinary Shares in the public market could adversely affect prevailing market prices of the Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares. While we intend to list the Class A Ordinary Shares on the Nasdaq Capital Market, we cannot assure you that a regular trading market will develop in the Class A Ordinary Shares.
Lock-Up Agreements
All of our directors, company officers, and holders of 5% or more of our Class A Ordinary Shares have agreed with the underwriters not to, without the prior written consent of the representatives, for a period of 180 days following the effective date of this registration statement, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement (other than a registration statement on Form S-8) with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any Class A Ordinary Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A Ordinary Shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the effective date of this prospectus).
Rule 144
All of our Class A Ordinary Shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.
Our affiliates are subject to additional restrictions under Rule 144. Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following:
•
1% of the then outstanding Class A Ordinary Shares, which will equal approximately Class A Ordinary Shares immediately after this offering; or

•
the average weekly trading volume of our Class A Ordinary Shares on the Nasdaq Capital Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.
Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Class A Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Class A Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION
The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our Class A Ordinary Shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Class A Ordinary Shares, nor will gains derived from the disposal of Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.
No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares unless the Company hold interests in land in the Cayman Islands.
People’s Republic of China Taxation
According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and was last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the mainland China at the rate of 25%. Non-resident enterprises setting up institutions in the mainland China pay enterprise income tax on the incomes obtained by such institutions in and outside the mainland China at the rate of 25%. Non-resident enterprises with no institutions in the mainland China, and non-resident enterprises with income having no substantial connection with their institutions in the mainland China, pay enterprise income tax on their income obtained in the mainland China at a reduced rate of 10%.
Under the PRC EIT Law and its implementation rules, an enterprise established outside the mainland China with a “de facto management body” within the mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular of the State Taxation Administration on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Standards of De Facto Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in the mainland China.
Further to SAT Circular 82, the SAT issued the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the mainland China. As a holding company, the key assets and records of our Company (including the resolutions of its board of directors and the resolutions of its shareholders) are located and maintained, outside the mainland China. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, as if such income is treated as sourced from within the mainland China. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.
We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by Fujian Jiamei to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.
We will continue to monitor our tax status. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.” on page 42 of this prospectus.
United States Federal Income Taxation Considerations
The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:
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banks;

•
financial institutions;

•
insurance companies;

•
pension plans;

•
cooperative;

•
regulated investment companies;

•
real estate investment trusts;

•
broker-dealers;

•
persons that elect to mark their securities to market;

•
U.S. expatriates or former long-term residents of the U.S.;

•
governments or agencies or instrumentalities thereof;

•
tax-exempt entities (including private foundations);

•
persons liable for alternative minimum tax;

•
persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transactions;

•
persons that actually or constructively own 10% or more of our voting power or value (including by reasons of owning our Class A Ordinary Shares);

•
persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•
persons holding out Class A Ordinary Share through partnerships or other pass-through entities;

•
beneficiaries of a Trust holding our Class A Ordinary Shares; or

•
persons holding our Class A Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.
Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares
The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.
The following brief description applies only to U.S. Holders (as defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,
•
an individual who is a citizen or resident of the U.S.;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.
An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:
The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”
The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):
1.
The actual days in the United States in the current year; plus

2.
One-third of his or her days in the United States in the immediately preceding year; plus

3.
One-sixth of this or her days in the United States in the second preceding year.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.
Taxation of Dividends and Other Distributions on our Class A Ordinary Shares
Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Taxation of Dispositions of Class A Ordinary Shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in USD) for the share and your tax basis (in USD) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.
Passive Foreign Investment Company (“PFIC”)
A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:
•
at least 75% of its gross income for such taxable year is passive income; or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.
Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.
If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:
•
the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

•
the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

•
the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq

Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.
Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.
IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.
You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.
Information Reporting and Backup Withholding
Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.
Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.
Substantially all of our assets are located outside the United States. In addition, all of our other directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. Specifically, all of our directors and officers are Chinese citizens and reside in the PRC. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.
We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the United States.
Service of Process and Enforcement of Civil Liabilities in Cayman Islands
There is uncertainty as to whether the courts of the Cayman Islands would: (a) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of securities laws of the United States or any state in the United States; or (b) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors of officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.
There is also uncertainty as to whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.
We have been advised by Appleby that any final and conclusive judgment for a definite sum (not being a sum payable in respect of taxes or other charges of a like nature nor a fine or other penalty) and/or certain non-monetary judgments rendered in any action or proceedings brought against our company on the basis of documents in a U.S. court will be recognized as a valid judgment by the courts of the Cayman Islands without re-examination of the merits of the case. On general principles, such proceedings would be expected to be successful provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice.
Service of Process and Enforcement of Civil Liabilities in BVI
There is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the

United States or any state in the United States. We believe that the United States and the BVI do not have a treating providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. There is also uncertainty that BVI courts would: (1) recognize or enforce judgments of U.S. courts obtained in actions against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) entertain original actions brought against us or other persons predicated upon the Securities Act. However, any final and conclusive monetary judgment from U.S. courts for a definite sum against a BVI company may be the subject of enforcement proceedings in the courts of the BVI under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent U.S. courts. A final opinion as to the availability of this remedy should be sought when the facts surrounding the U.S> court’s judgment are known, but, on general principles, such proceedings would be expected to be successful provided that: (a) the U.S. court had jurisdiction in the matter and the BVI company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (b) the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations; (c) the judgment was not obtained by fraud; (d) recognition or enforcement of the judgment would not be contrary to the BVI public policy; and (e) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.
Service of Process and Enforcement of Civil Liabilities in Hong Kong
We believe that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may been forced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.
Service of Process and Enforcement of Civil Liabilities in the PRC
There is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.
The recognition and enforcement of foreign judgments are principally governed by the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments under certain circumstances in accordance with the requirements of the PRC Civil Procedure Law. Under PRC law, a foreign judgment that does not otherwise violate basic legal principles of PRC laws, state sovereignty, safety or social public interest of the PRC may be recognized and enforced by a PRC court, based either on international treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be difficult that a PRC court would enforce judgments rendered by U.S. courts.

UNDERWRITING
Subject to the terms and conditions of the underwriting agreement entered into by and between the Company and Cathay Securities, Inc., acting as the representative of the underwriters named below (the “Representative”), the underwriters have severally agreed to purchase from us, and the Company has agreed to sell to them, severally, on a firm commitment basis the following respective number of Class A Ordinary Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:
Name	Number of Class A Ordinary Shares
Cathay Securities, Inc.

Total
The underwriters are obligated severally, but not jointly, to purchase all the Class A Ordinary Shares offered by us if any Class A Ordinary Shares are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to satisfactory completion of due diligence examination of the Company by the Representative, the approval of certain legal matters by their counsel and to certain other conditions.
All sales of Class A Ordinary Shares in the United States will be made through United States registered broker-dealers. Sales of Class A Ordinary Shares made outside the United States may be made by affiliates or selling agents of the underwriters.
Over-Allotment Option
We have granted to the underwriters a 45-day option following the closing of this offering to purchase up to         additional Class A Ordinary Shares from us, equal to 15.0% of the number of Class A Ordinary Shares sold in this offering, at the initial public offering price less the underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional Class A Ordinary Shares approximately proportionate to that underwriter’s initial purchase commitment. Any Class A Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class A Ordinary Shares that are the subject of this offering.
Discounts, Commissions and Expenses
We have agreed to pay Cathay Securities, Inc. an advanced expense of $90,000 (the “Advance”) according to the below schedule: (i) $60,000 upon execution of our engagement letter with Cathay Securities, Inc. (the “Engagement Letter”), and (ii) $30,000 upon first confidential filing to the SEC after execution of the Engagement Letter. The Advance or any part thereof will be refunded to the Company to the extent not actually incurred regardless of the termination of the Engagement Letter, in accordance with FINRA Rule 5110(g)(4). The Company also agrees, to reimburse Cathay Securities, Inc., promptly when invoiced, for all of its reasonable, out-of-pocket expenses (including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals) in connection with the performance of its services hereunder not to exceed an aggregate of $220,000, which includes the $90,000 advanced expense payment, regardless of whether this offering occurs. Upon the earlier of the termination of the Engagement Letter or completion of this offering, the Company agrees to pay promptly in cash any unreimbursed expenses that have accrued as of such date. At the closing of this offering, the Company agrees to reimburse Cathay Securities, Inc. 1.0% of the actual amount of this offering as non-accountable expense of the offering.

The following table shows the price per share and total public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.
	Per Class A Ordinary Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)
Does not include accountable and non-accountable expenses discussed above.

Electronic Offer, Sale and Distribution of Class A Ordinary Shares
A prospectus in electronic format may be delivered to potential investors by the underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.
Lock-up Agreements
[The Underwriting Agreement will provide, among other items, that: (i) the Company’s directors, officers and holders of more than 5% of the Company’s securities (including warrants. options, convertible securities, and Ordinary Shares of the Company) to enter into a customary “lock-up” agreement in favor of Cathay Securities, Inc. for a period of six (6) months starting from the effective date of our registration statement on Form F-1, and (ii) each of the Company and any successors of the Company will agree, for a period of six (6) months from the closing of this offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.]
There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering providing consent to the sale of shares prior to the expiration of the lock-up period.
Prior to this offering, there has been no public market for our Class A Ordinary Shares. Consequently, the initial public offering price for our Class A Ordinary Shares will be determined by negotiations among us and the Representative. Among the factors to be considered in determining the initial public offering price are our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. Neither we nor the underwriters can assure investors that an active trading market will develop for Class A Ordinary Shares, or that our Class A Ordinary Shares will trade in the public market at or above the initial public offering price.
We plan to submit an application to have our Class A Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “CNMT”.
Stabilization, Short Positions and Penalty Bids
In connection with the offering the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Ordinary Shares in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•
Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Ordinary Shares, so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of the Class A Ordinary Share in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

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Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of our Class A Ordinary Share available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Class A Ordinary Share originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•
In passive market making, market makers in the shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our Class A Ordinary Share until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Class A Ordinary Shares or preventing or retarding a decline in the market price of Class A Ordinary Shares. As a result, the price of Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.
Pricing of the Offering
Prior to this offering, there has been no public market for the Class A Ordinary Shares. The initial public offering price was determined by negotiations between us and the Representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers. Such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
Selling Restrictions
No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATING TO THIS OFFERING
The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the registrant in connection with the sale of Class A Ordinary Shares being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the Nasdaq listing fee.
SEC registration fee	$
FINRA filing fee
Nasdaq listing entry fee
Legal fees and expenses
Accounting fees and expenses
Underwriter accountable expenses
Financial printing and miscellaneous expenses
Total	$

LEGAL MATTERS
Legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Sichenzia Ross Ference Carmel LLP. The validity of the Class A Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Appleby. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng. Sichenzia Ross Ference Carmel LLP may rely upon Appleby with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law.
Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by VCL Law LLP. The underwriter is being represented by Allbright Law Offices (Fuzhou) with respect to matters governed by PRC law.
EXPERTS
The financial statements of Camerry New Material Tech Limited as of and for the years ended March 31, 2023 and 2024 included in this prospectus have been audited by Onestop Assurance PAC, an independent registered public accounting firm. The offices of Onestop Assurance PAC are located in Singapore.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
Immediately upon the completion of this offering, we will be subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC.
As a foreign private issuer, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

CAMERRY NEW MATERIAL TECH LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Camerry New Material Tech Limited
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Camerry New Material Tech Limited and subsidiaries (the “Company”) as of March 31, 2024, and 2023, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Convenience Translation
Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(d) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Onestop Assurance PAC
Singapore
December 3, 2024
We have served as the Company’s auditors since 2024.

CAMERRY NEW MATERIAL TECH LIMITED
BALANCE SHEETS
(Amounts in thousands of Renminbi)
	As of March 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	11,481	1,510	209
Restricted cash	13,175	—	—
Accounts receivable, net	6,146	15,114	2,093
Amounts due from related parties	15,459	2,512	348
Inventories	13,836	33,770	4,677
Prepayments and other current assets	7,197	5,257	728
Total current assets	67,294	58,163	8,055
Non-current assets:
Property, plant and equipment, net	104,289	110,928	15,363
Land use rights, net	4,012	3,900	540
Total non-current assets	108,301	114,828	15,903
Total assets	175,595	172,991	23,958
LIABILITIES
Current Liabilities:
Short-term borrowings	123,955	75,380	10,440
Accounts payable	13,080	1,081	150
Deferred revenue	2,445	7,490	1,037
Amounts due to related parties	9,739	725	100
Accrued expenses and other current liabilities	1,140	9,676	1,340
Current portion of long-term borrowings	3,483	2,722	377
Total current liabilities	153,842	97,074	13,444
Non-current liabilities:
Long-term borrowings	5,522	53,810	7,453
Total non-current liabilities	5,522	53,810	7,453
Total liabilities	159,364	150,884	20,897
Commitments and contingencies	—	—	—
Shareholders’ equity:
Paid-in Capital	95,000	95,000	13,157
Accumulated deficit	(78,769)	(72,893)	(10,096)
Total shareholders’ equity	16,231	22,107	3,061
Total liabilities, shareholders’ equity	175,595	172,991	23,958
The accompanying notes are an integral part of these financial statements.

CAMERRY NEW MATERIAL TECH LIMITED
STATEMENTS OF OPERATIONS AND COMPREHENSIVE(LOSS) INCOME
(Amounts in thousands of Renminbi)
	Year ended March 31,
	2023	2024
	RMB	RMB	US$
Revenue (including related party amounting of nil and RMB3,729 for the fiscal year ended March 31, 2023 and 2024)	75,484	94,157	13,041
Cost of revenue (including related party amounting of nil and RMB207 for the fiscal year ended March 31, 2023 and 2024)	(65,102)	(71,579)	(9,914)
Gross profit	10,382	22,578	3,127
Operating expenses:
Research and development expenses	(2,740)	(8,338)	(1,155)
Sales and marketing expenses	(198)	(182)	(25)
General and administrative expenses (including allowance for doubtful accounts of RMB37 and RMB94 for the years ended March 31, 2023 and 2024, respectively)	(2,924)	(2,291)	(317)
Total operating expenses	(5,862)	(10,811)	(1,497)
Income from operations	4,520	11,767	1,630
Interest income	1,084	496	69
Interest expense	(6,282)	(6,387)	(885)
(Loss) income before income taxes	(678)	5,876	814
Income tax expense	—	—	—
Net (loss) income	(678)	5,876	814
Comprehensive (loss) income attributable to the shareholder	(678)	5,876	814
The accompanying notes are an integral part of these financial statements.

CAMERRY NEW MATERIAL TECH LIMITED
STATEMENTS OF CHANGES IN ACCUMULATED EQUITY
(Amounts in thousands of Renminbi)
	Paid-in Capital	Accumulated deficit	Total
	RMB	RMB	RMB
Balance as of March 31,2022	95,000	(78,091)	16,909
Net loss		(678)	(678)
Balance as of March 31,2023	95,000	(78,769)	16,231
Net income		5,876	5,876
Balance as of March 31,2024	95,000	(72,893)	22,107
The accompanying notes are an integral part of these financial statements.

CAMERRY NEW MATERIAL TECH LIMITED
STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi)
	Year ended March 31,
	2023	2024
	RMB	RMB	US$
Cash flows from operating activities
Net (loss) income	(678)	5,876	814
Adjustments for:
Depreciation of property, plant and equipment	4,960	4,866	674
Amortization of land use rights	112	112	16
Inventory write-downs	289	(125)	(17)
Expected credit losses	37	94	13
Loss on disposal of property, plant and equipment	—	20	3
Changes in operating assets and liabilities:
Accounts receivable	(3,598)	(9,062)	(1,255)
Amount due from related parties	—	(2,892)	(401)
Prepayments and other current assets	(5,555)	1,780	245
Inventories	(735)	(19,809)	(2,744)
Accounts payable	(19,477)	(11,999)	(1,662)
Amount due to related parties	(295)	—	—
Accrued expenses and other current liabilities	(6,847)	8,536	1,182
Deferred revenue	(2,836)	5,045	699
Net cash used in operating activities	(34,623)	(17,558)	(2,433)
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,895)	(11,526)	(1,596)
Net cash used in investing activities	(1,895)	(11,526)	(1,596)
Cash flows from financing activities:
Proceeds from bank borrowings	126,080	136,290	18,876
Repayment of bank borrowings	(99,480)	(133,455)	(18,483)
Proceeds from other borrowings	17,411	160	22
Repayment of other borrowings	(2,505)	(13,478)	(1,723)
Proceeds from a shareholder	16,412	16,421	2,274
Net cash provided by financing activities	57,918	5,938	966
Net increase (decrease) in cash, cash equivalents and restricted cash	21,400	(23,146)	(3,206)
Cash, cash equivalents and restricted cash at the beginning of year	3,256	24,656	3,415
Cash, cash equivalents and restricted cash at the end of year	24,656	1,510	209
Supplemental disclosure of cash flow information:			—
Cash paid for interest expense	6,417	6,064	840
Cash paid for income taxes	—	—	—
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of such amounts shown in the statements of cash flows:
	Year ended March 31,
	2023	2024
	RMB	RMB	US$
Cash and cash equivalents	11,481	1,510	209
Restricted cash	13,175	—	—
Total cash and cash equivalents and restricted cash	24,656	1,510	209
The accompanying notes are an integral part of these financial statements.

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi)
NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION
Fujian Jiayi Chemical Fiber Co., Ltd. (the “Operating Entity”) was incorporated in July 1999, and is a professional manufacturer of customized nylon filament products, committed to providing multifunctional, environmentally friendly, non-standard customized elastic nylon new material products.
In 2024, the Operating Entity commenced a corporate reorganization, when Camerry New Material Tech Limited, or “Camerry NMTL”, was incorporated under the laws of the Cayman Islands on August 8, 2024 as an exempted company and structured as a holding company.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)   Basis of presentation
The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) assuming the Company will continue as going concern.
The Company has incurred losses since its inception. As of March 31, 2024, the Company had an accumulated deficit of RMB72.9 million and in a net current liability position in an amount of RMB38.9 million. Absent any other action, substantial doubt was raised about the Company’s ability to continue its operations over the next 12 months.
With the Company’s unused loan facilities with financial institutions, strategy to obtain financing from banks and issuance of equity shares, and control of operating expenses and capital expenditure where necessary, management has determined that the Company has the ability to manage the liquidity needs to enable continuation of operations for the foreseeable future.
(b)   Use of estimates
In preparing the financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the current expected credit losses, expected useful lives of property, plant and equipment and land use rights, the recoverability of long-lived assets, future warranty expenses, uncertain tax position and realization of deferred tax assets. Actual results could differ from those estimates.
(c)   Functional Currency
The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.
Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded as general and administrative expenses in the statements of operations and comprehensive income (loss).
(d)   Convenience Translation
Translations of balances in the Company’s balance sheet, statement of operations and comprehensive income (loss) and statement of cash flows from RMB into US$ as of and for the year ended March 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1 = RMB7.2203,

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
representing the noon buying rate set forth in the H.10 statistical release of the US Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2024, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying financial statements are unaudited.
(e)   Commitments and contingencies
In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.
(f)   Fair value of financial instruments
ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•
Level 3 — inputs to the valuation methodology are unobservable.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, amounts due from related parties, short-term borrowings, accounts payable, other liabilities and long-term borrowing.
As of March 31, 2023 and 2024, the carrying values of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and other liabilities approximated their fair values reported in the balance sheets due to the short-term maturities of these instruments. The estimated fair value of long-term borrowing approximated its carrying amount as the stated interest rate of the loan is close to the market rate.
The Company’s non-financial assets, such as property, plant and equipment and land use rights, would be measured at fair value only if they were determined to be impaired.

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(g)   Cash and cash equivalents
Cash consists of cash on hand and bank deposits, which are unrestricted to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents and are stated at cost which approximates their fair value. All of the cash and cash equivalents are deposited in financial institutions in PRC.
(h)   Restricted cash
As of March 31,2023 and 2024, restricted cash of RMB13.2 million and nil represents the cash balance that was frozen as guarantee for note payable and short-term bank loans. All of the restricted cash are deposited in financial institutions in PRC.
(i)   Accounts receivable, net
Accounts receivable represents those receivables derived in the ordinary course of business, net of an allowance for any potentially uncollectible amounts, and are classified as current or long-term in accordance with customer payment terms. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions that may vary by geography, customer-type, or industry sub-vertical, and other factors that may affect its ability to collect from customers. Expected credit losses are recorded as general and administrative expenses on our consolidated statements of comprehensive income (loss).
The company may experience increasing credit loss risks from accounts receivable in future periods if its customers are adversely affected by economic pressures or uncertainty associated with local or global economic recessions, or other customer-specific factors, and actual experience in the future may differ from their past experiences or current assessment.
(j)   Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. Cost of work-in-process and finished goods comprise direct materials, direct production costs and an allocation of production overheads based on normal operating capacity. The Company takes ownership, risks and rewards of the products purchased. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumer demand. When appropriate, write downs to inventory are recorded to write down the cost of inventories to their net realizable value. Write downs are recorded in cost of revenues in statements of operations and comprehensive income(loss). Inventory write-downs of RMB470 and RMB345 was recognized for the year end March 31, 2023 and, 2024.
(k)   Property, plant and equipment, net
Property, plant and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property, plant and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Estimated useful lives are as follows, taking into account the assets’ estimated residual value:
Category	Useful lives
Buildings	30 years
Machinery and equipment	15 – 30 years
Motor vehicles	10 years
Office and electronic equipment	5 years
(l)   Land use rights, net
The land use rights represents the operating lease prepayments for the rights to use the land in the PRC under ASC842. Land use rights are stated at cost less accumulated amortization.
Land user rights are amortized using the straight-line method with the following estimated useful lives:
Category	Useful lives
Land use rights	49 years
(m)   Impairment of long-lived assets
The Company reviews long-lived assets, including property, plant and equipment and land use rights, net, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “General and administrative expenses” in the statements of operations and comprehensive income (loss). The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. Nil impairment loss of long-lived assets was recognized for the years ended March 31, 2023 and 2024.
(n)   Deferred Revenue
The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liability (i.e. deferred revenue). Accounts receivable are recognized in the period when the Company has transferred products to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the cash flows.
The company collects cash from end customers before or upon deliveries of products mainly through banks. The cash collected from the customer before the Company has transferred products is initially recorded in deferred revenue (a contract liability) in the balance sheets and subsequently recognized as revenue when the products delivered to customers , which is the point that the control of the products is transferred to the customer.
The amounts of revenue recognized during the years ended December 31, 2023 and 2024 from the opening balance of deferred revenue as of January 1, 2023 and 2024, was RMB5,281 and RMB2,445, respectively. The remaining performance obligation is expected to be recognized as revenue within the next 12 months.

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.
(o)   Revenue recognition
The Company generates revenue from sales of high-end nylon-6 yarn. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps:
(1)
identify the contract(s) with a customer,

(2)
identify the performance obligations in the contract,

(3)
determine the transaction price,

(4)
allocate the transaction price to the performance obligations in the contract and

(5)
recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue generally at a point in time when the yarn are delivered to customers. The Company recognizes revenue for domestic sales when customers pick up the goods directly from the factory. For overseas sales, the company uses FOB trade terms and recognizes revenue when the goods pass over the ship’s rail. Revenues are reported net of all value added taxes.
The Company provides a standard warranty on all yarn sold, which is not a separate performance obligation as it is intended to provide greater quality assurance to customers. Accordingly, the standard warranty is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Company transfers the control of high-end nylon-6 yarn to a customer. The consideration for sale of high-end nylon-6 yarn is normally paid in advance, which means the payments received are prior to the transfer of goods by the Company, the Company records a contract liability (deferred revenue) for the amount relating to those unperformed obligations.
Substantially all of the Company’s revenues were generated in the PRC.
(p)   Cost of revenue
Our cost of revenues mainly consists of inventories written-down, packaging cost and finish goods sold, including direct materials, direct personal costs, external processing fee, depreciation of assets associated with the production.
(q)   Research and development expenses
Research and development expenses include costs directly attributable to the conduct of research and development projects, primarily consist of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.
(r)   Sales and marketing expenses
Selling and marketing expenses consist primarily of shipping, salaries, bonuses and other benefits for sales personnel as well as sales-related travel and entertainment expenses.

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(s)   General and Administrative Expenses
General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees, credit loss, exchange gains or losses and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation.
(t)   Capitalized Interest
Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for these assets have not been made.
As a result of total interest costs capitalized during the period, the interest expense for the years ended March 31, 2023 and 2024, was as follows:
	For year ended March 31,
	2023	2024
	RMB	RMB
Interest expenses on borrowings	6,329	6,493
Less: total interest cost capitalized	47	106
Interest expenses, net	6,282	6,387
(u)   Taxation
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.
Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating The Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheets and under other expenses in its statements of operations and comprehensive (loss) income. As of March 31, 2023 and 2024, The Company did not have any significant unrecognized uncertain tax positions.

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(v)   Value added tax (“VAT”)
The Company is subject to VAT. Revenues from sales of products are generally subject to VAT at the rate of 13%. VAT is subsequently paid to PRC tax authorities after netting input VAT on purchases and VAT export rebates. The excess of output VAT over input VAT and VAT export rebates is reflected in accrued expenses and other current liabilities, the excess of input VAT and VAT export rebates over output VAT is reflected in prepayments and other current assets in the balance sheets.
(w)   Segment reporting
The Company uses the management approach to determine its operating segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer of the Company, who reviews results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s Chief Executive Officer does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment and therefore one reportable segment.
(x)   Employee Benefits
The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations and make cash contributions to the state-sponsored plans out of the amounts accrued. The Company has no further commitments beyond its monthly contribution. Employee social benefits included as cost of revenues and expenses in the accompanying statement of operations and comprehensive income (loss) amounted to RMB102 and RMB104 for the years ended March 31, 2023 and 2024, respectively.
(y)   Related parties
A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.
(z)   Dividends
Dividends are recognized when declared. No dividends were declared for the years ended March 31, 2023 and 2024, respectively. The Company does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Company currently intends to retain the available funds and any future earnings to operate and expand its business.
(aa)   Recent Issued Accounting Pronouncements
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its financial statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for The Company’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.
NOTE 3 — Risks and Concentration
(a)   Foreign currency risk
The RMB is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of the SAFE or its local office has been obtained. The conversion of the RMB into foreign currencies is regulated by the State Administration for Foreign Exchange, under the authority of People’s Bank of China. The value of the RMB is subject to changes of central government policies and international economics and political developments affecting supply and demand in the China foreign exchange trading system market.
(b)   Credit risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, net and amounts due from related parties.

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 3 — Risks and Concentration (continued)
The Company’s policy requires its cash and cash equivalents and restricted cash to be placed with reputable financial institutions and to limit the amount of credit risk from any one financial institution. The Company regularly evaluates the credit standing of the counter parties or financial institutions.
Except for the financial institutions, the risk is mitigated by credit evaluations the Company performed on its customers and its ongoing monitoring process of outstanding balances..
(c)   Concentration of customers
The following tables summarized the customers with greater than 10% of total revenue and accounts receivable,
	For years end March31,
	2023	2024
Greater than 10% of total revenue
Customer A	26.3%	23.2%
	As of March 31,
	2023	2024
Greater than 10% of accounts receivable
Customer A	85.1%	43.8%
Customer B	*	21.4%
Customer C	*	14.5%
Customer D	*	11.9%

*:
Less than 10%.

NOTE 4 — CASH AND CASH EQUIVALENTS
Cash and cash equivalents represent cash on hand and time deposits placed with banks or other financial institutions with original maturities less than three months, which are unrestricted as to withdrawal or use. Interest income associated with these deposits amounted to RMB46 and RMB258.
NOTE 5 — ACCOUNTS RECEIVABLE, NET
Accounts receivable consisted of the following as of March 31, 2023 and 2024,
	As of March 31,
	2023	2024
	RMB	RMB
Accounts receivable	6,210	15,272
Less:expected credit loss	(64)	(158)
Accounts receivable, net	6,146	15,114

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 5 — ACCOUNTS RECEIVABLE, NET (continued)
Changes of expected credit loss for the years ended March 31, 2023 and 2024 are as follow:
	As of March 31,
	2023	2024
	RMB	RMB
Balance at the beginning of the year	(27)	(64)
Charged for the year	(37)	(94)
Balance at the end of the year	(64)	(158)
NOTE 6 — INVENTORIES
	As of March 31,
	2023	2024
	RMB	RMB
Raw materials	2,798	14,389
Work-in-process	3,853	4,244
Finished goods	7,655	15,482
Inventory write-downs	(470)	(345)
Inventories,net	13,836	33,770
Write-downs of inventories from the carrying amount to its estimated net realizable value amounted to RMB289 and negative RMB125 were recorded in cost of revenues for the years ended March 31, 2023 and 2024, respectively.
NOTE 7 — PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consisted of the following:
	As of March 31,
	2023	2024
	RMB	RMB
Advances to suppliers	5,223	3,850
Value-added tax receivable	1,216	1,057
Deposit	500	340
Others	258	10
Total	7,197	5,257

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 8 — PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net stated at cost less accumulated depreciation, consisted of the following:
	As of March 31,
	2023	2024
	RMB	RMB
Machinery and equipment	127,931	126,256
Buildings	14,725	14,725
Motor vehicles	2,646	2,646
Office and electronic equipment	176	167
Total cost	145,478	143,794
Less: accumulated depreciation	(43,549)	(46,751)
Property, plant and equipment, net	101,929	97,043
Construction in progress(*)	2,360	13,885
Total	104,289	110,928

(*)
The construction in progress was 15% complete as of March 31, 2023, and 90% complete as of March 31, 2024. The estimated completion date is November 2024.

Depreciation expense was RMB4,960 and RMB4,866 for the years ended March 31, 2023 and 2024, respectively.
As of March 31, 2023 and 2024, property,plant and equipment, net amounting to RMB15,803 and RMB14,584, respectively, were pledged by the Company to secure borrowings (Note 11) granted to the Company.
NOTE 9 — LAND USE RIGHTS,NET
	As of March 31,
	2023	2024
	RMB	RMB
Land use rights, cost	5,603	5,603
Less: accumulated amortization	(1,591)	(1,703)
Land use right, net	4,012	3,900
Amortization expense was RMB112 and RMB112 for the years ended March 31, 2023 and 2024, respectively.
As of March 31, 2023 and 2024, land use rights, net amounting to RMB4,012 and 3,900, respectively, were pledged by the Company to secure borrowings (Note 11) granted to the Company.

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 10 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
	As of March 31,
	2023	2024
	RMB	RMB
Payroll and welfare payable	506	465
Other tax payable	—	74
Interest payable	194	194
Deposits	—	8,611
Accrued expenses	440	332
Accrued liabilities and other current liabilities	1,140	9,676
NOTE 11 — BORROWINGS
Borrowings of the Company consist of the following:
	As of March 31,
	2023	2024
	RMB	RMB
Short term bank borrowings	123,955	75,380
Long term borrowings, current portion	3,483	2,722
Long-term bank borrowings, non-current portion	2,800	53,810
Other long-term bank borrowings, non-current portion	2,722	—
Total borrowings	132,960	131,912
The short-term bank borrowings outstanding as of March 31, 2023 and 2024 bore a weighted average interest rate of 8.6% and 6.9% per annum, respectively.
The long-term bank borrowings outstanding as of March 31, 2023 and 2024 bore a weighted average interest rate 6.4% and 4.6% per annum, respectively, and were denominated in RMB.
The other long-term borrowings outstanding as of March 31, 2023 and 2024 bore a weighted average interest rate 11.7% and 11.7% per annum, respectively, and were denominated in RMB. These loans were obtained from financial institutions located in PRC.
Borrowings as of March 31, 2023 and 2024 were secured and/or guaranteed by the followings:
	As of March 31,
	2023	2024
	RMB	RMB
Short-term bank borrowings
Secured by property and land use rights of the controlling shareholder and guaranteed by controlling shareholder	3,300	1,900
Secured by property and land use rights of the controlling shareholder and guaranteed by controlling shareholder and a third party	21,700	23,200
Secured by property, plant and equipment and land use rights of the Company and guaranteed by controlling shareholder	50,000	—
Jointly guaranteed by controlling shareholder and third parties	15,500	17,000
Guaranteed by controlling shareholder	4,000	4,000

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 11 — BORROWINGS (continued)
	As of March 31,
	2023	2024
	RMB	RMB
Unsecured borrowings	29,455	29,280
Long-term borrowings (including current portion)
Secured by property and land use rights of the controlling shareholder and guaranteed by controlling shareholder		53,810
Secured by property, plant and equipment	6,206	2,722
Jointly guaranteed by controlling shareholder and third parties	2,799
The following table summarizes the aggregate required payment of the principal amounts of the Company’s long-term borrowings, including bank and other borrowings in the succeeding five years and thereafter:
As of March 31, 2024
RMB
2025	78,102
2026	2,400
2027	51,410
Interest expense for the years ended March 31, 2023 and 2024 was RMB6,329 and RMB6,387, respectively.
NOTE 12 — PAID-IN CAPITAL
The Company was incorporated on July 30, 1999 in PRC. The registered capital and paid-up capital of the Company was RMB95,000. The Company is wholly owned by the founder, Mr. Lin Wenyu.
NOTE 13 — RELATED PARTY TRANSACTIONS AND BALANCES
For the years ended March 31, 2023 and 2024, the transactions and balance amount due to/from related parties was as follows:
During the fiscal year ended March 31, 2023, the Company borrowed RMB9,732 from Fujian Jiawo New Materials Technology Co., Ltd. (Jiawo), a related party that is under the control of Mr. Lin Wenyu, the founder of the Company to to fund the working capital. The Company has an amount due to Jiawo of RMB9,739 as of March 31, 2023 and the amount of RMB8,315 was repaid in the fiscal year ended March 31, 2024.
During the fiscal year ended March 31, 2024, the Company purchased raw materials from Jiawo in an amount of RMB207, the Company sold products to Jiawo in an amount of RMB3,729. The Company has an amount due from Jiawo of RMB2,512 as of March 31, 2024.
The company lent RMB30,833 to Mr. Lin Wenyu, the founder of the Company with interest rate of 4%. During the fiscal year ended March 31, 2023, the Company received RMB15,374 from Mr. Lin Wenyu and record interest income of RMB1,038. The Company has an amount due from Mr. Lin Wenyu of RMB15,459 as of March 31, 2023 and the amount was fully recovered in the fiscal year ended March 31, 2024. The company record interest of RMB238 for the year end March 31,2024.

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 13 — RELATED PARTY TRANSACTIONS AND BALANCES (continued)
During the fiscal year ended March 31, 2024, the Company borrowed RMB725 from Mr. Lin Wenyu, the founder of the Company, to fund the working capital. The Company has an amount due to Mr. Lin Wenyu of RMB725 as of March 31, 2024.
NOTE 14 — INCOME TAXES
The Company is subject to the PRC Corporate Income Tax Law (“CIT Law”) and is subjected to a statutory income tax rate of 25%. Under the CIT Law, preferential tax treatment will be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” (“HNTE”). The Company was qualified as HNTEs and enjoy a preferential income tax rate of 15% for the fiscal years from 2023. An entity could re-apply for the HNTE certificate when the prior certificate expires. The foregoing preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities.
Nil current or deferred income tax expenses were recorded for the fiscal years ended March 31, 2023 and 2024.
The following table reconciles the statutory rate to the Company’s effective tax rate:
	As of March 31,
	2023	2024
PRC Statutory income tax rates	25.0%	25.0%
Difference in EIT rates for High-tech Enterprise	(10.0)%	(10.0)%
Non-deductible expenses	(30.4)%	0.4%
Changes in valuation allowance	15.4%	(15.4)%
	0%	0%
Deferred tax assets:
Components of deferred tax assets were as follows:
	As of March 31,
	2023	2024
	RMB	RMB
Net operating loss carry forward	2,936	1,706
Accrued expenses and others	438	763
Less: Valuation allowance	(3,374)	(2,469)
Total of deferred tax assets	—	—
The Company had cumulative net operating loss of RMB2,936 and RMB1,706 as of March 31, 2023 and 2024, respectively, which will expire, if unused, by 2027 and 2028.

CAMERRY NEW MATERIAL TECH LIMITED
NOTES TO FINANCIAL STATEMENTS (continued)
(Amounts in thousands of Renminbi)
NOTE 14 — INCOME TAXES (continued)
Movement of valuation allowance is as follows:
	As of March 31,
	2023	2024
	RMB	RMB
Beginning balance	3,478	3,374
Deduction	(104)	(905)
Ending balance	3,374	2,469
As of each reporting date, management considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, valuation allowance of RMB 3,374 and RMB 2,469 was recorded against the gross deferred tax asset balance as of March 31, 2023 and 2024, respectively. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that the Company will not generate sufficient future taxable income to utilize this portion of the net operating loss.
NOTE 15 — COMMITMENTS AND CONTINGENCIES
The Company did not have any significant capital or other commitments or guarantees or contingencies as of March 31, 2023 and 2024.
NOTE 16 — SUBSEQUENT EVENTS
Camerry New Material Tech Limited, was incorporated under the laws of the Cayman Islands on August 8, 2024 as an exempted company, which was controlled by the shareholders of the Operating Entity. The Operating Entity was acquired by Camerry NMTL on November 26, 2024 under common control.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.
[The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.]
Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.3 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.
The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 7.   RECENT SALES OF UNREGISTERED SECURITIES.
During the past three years, Camerry NMTL issued the following shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act. No underwriters were involved in these issuances of shares.
Purchaser	Date of Issuance	Number of Securities*	Total Consideration	Underwriting Discount and Commission
Saturn Investment Co., Ltd	August 8, 2024	47,000 ordinary shares (including one ordinary share transferred from the incorporator)	Nil	Not applicable.
Ever-Rise Co., Ltd.	August 8, 2024	3,000 ordinary shares	Nil	Not applicable.
Saturn Investment Co., Ltd	[ ], 2024	6,879,600 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares	Nil	Not applicable.
Ever-Rise Co., Ltd.	[ ], 2024	949,762 Class A Ordinary	Nil	Not applicable.

Purchaser	Date of Issuance	Number of Securities*	Total Consideration	Underwriting Discount and Commission
		Shares
HK Zhongzhao Investment Group Co Limited	[ ], 2024	1,439,033 Class A Ordinary Shares	$1,153,700	Not applicable.
HK Jun Hao Capital Management Co., Limited	[ ], 2024	719,516 Class A Ordinary Shares	$ 576,900	Not applicable.
In August 2024, as part of the corporate reorganization to prepare for this offering, Camerry NTML was incorporated and a total of 47,000 ordinary shares were held by Saturn Investment Co., Ltd and 3,000 ordinary shares were held by Ever-Rise Co., Ltd. Subsequently in 2024, Camerry NMTL undertook a share subdivision and share capital reorganization to establish its dual-class share structure, and in connection therewith Camerry NMTL reclassified its then existing shares and issued certain new shares, as a result of which Camerry NTML had 9,987,911 Class A Ordinary Shares and 8,000,000 Class B Ordinary Shares issued and outstanding prior to this offering. The payment terms for the subscription of our Class A Ordinary Shares by HK Zhongzhao Investment Group Co Limited and HK Jun Hao Capital Management Co., Limited are set out in Exhibit 10.4 of this registration statement on Form F-1.
ITEM 8.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
Exhibits
Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1***	Memorandum and Articles of Association of the Registrant, as currently in effect
4.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Appleby regarding the validity of the Class A Ordinary Shares being registered
8.1*	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters (included in Exhibit 99.1)
10.1*	Form of Employment Agreement with our Officers
10.2*	Form of Independent Director Agreement with our Independent Directors
10.3*	Form of Indemnification Agreement with our Directors and Officers
10.4***†	Share Purchase Agreement dated November 21, 2024
14.1*	Code of Business Conduct and Ethics of the Registrant
21.1***	Subsidiaries of the Registrant
23.1*	Consent of Onestop Assurance PAC, an independent registered public accounting firm
23.2*	Consent of Appleby (included in Exhibit 5.1)
23.4*	Consent of Jingtian & Gongcheng (included in Exhibit 99.1)
24.1*	Powers of Attorney (included on signature page)
99.1*	Opinion of Jingtian & Gongcheng regarding certain PRC law matters
99.2*	Consent of Independent Director Nominee Zheng Lin
99.3*	Consent of Independent Director Nominee Youmei Chen
107*	Filing Fee Table

*
To be filed by amendment.

**
Previously filed.

***
Filed herewith.

†
Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and redactions because it is both not material and is the type of information that the Company treats as private or confidential.

Financial Statement Schedules
Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or the Notes thereto.
ITEM 9.   UNDERTAKINGS.
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
•
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•
For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

•
For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fujian, PRC, on                  .
Camerry New Material Tech Limited
By:

Name: Wenyu Lin
Title:   Chief Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Wenyu Lin and Yifan Zhang as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A Ordinary Shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities on            ,     .
Signature	Title
Name: Wenyu Lin	Chief Executive Officer (Principal Executive Officer)
Name: Chaohong Xue	Chief Financial Officer (Principal Financial and Accounting Officer)
Name: Yifan Zhang	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in the City of            , State of            , United States, on            ,     .
Authorized U.S. Representative
Puglisi & Associates
By:

Name:
Title: